Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130417
PROSPECTUS
Global Traffic Network, Inc.
3,800,000 Shares
Common Stock
     This is a firm commitment initial public offering of common stock of Global Traffic Network, Inc. We are selling all of the shares of common stock being offered by means of this prospectus. Prior to this offering, there has been no public market for our common stock.
     The initial public offering price of our common stock is $5.00 per share.
     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “GNET.”

     See “Risk Factors” beginning on page 9 to read about the risks that you should consider before buying any shares of our common stock.

	Per Share	Total

Public offering price	$5.00	$19,000,000
Underwriting discounts and commissions	$0.35	$1,330,000
Net proceeds, before expenses, to Global Traffic Network, Inc.	$4.65	$17,670,000
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.
     The underwriter may also purchase up to 570,000 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments.
The date of this Prospectus is March 23, 2006.

15:35.15
24/11/2005
RoadWorks = 1

GTN PREMIUM INFORMATION

TRAFFIC AND NEWS REPORTS

GTN
GLOBAL TRAFFIC NETWORK

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus. Our business, financial condition or results of operations may have changed since that date.
      For investors outside the United States: Neither we nor the underwriter have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY
      This summary highlights material information found in greater detail elsewhere in this prospectus. Before making an investment decision, we urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors,” the assumptions and other information set forth under “Conventions and Assumptions Used in this Prospectus” and the financial statements and related notes set forth at the end of this prospectus.
Global Traffic Network, Inc.
      Global Traffic Network, Inc. provides customized traffic and news reports to radio and television stations in Australia and began providing customized traffic reports to radio stations in Canada in December 2005. In exchange for providing these services and, in certain circumstances, additional cash consideration, television and radio stations provide us with commercial airtime inventory that we sell to advertisers. Because we incur all costs related to the preparation and transmission of our traffic and news reports and we provide our services in exchange for advertising inventory, radio and television stations incur no out-of-pocket costs when contracting for our services. In January 2006, we generated less than $10,000 from our newly commenced Canadian operations. Although we are a Delaware corporation with principal offices located in New York, New York, we do not provide, nor do we intend to provide, traffic or news reports to radio or television stations in the United States.
The Services We Provide — Radio Traffic Reports, Radio News Reports and TV Reports
      The information reports we provide to radio and television stations are divided into three categories based on the content of the report and the medium in which it is delivered. Collectively, we refer to these reports as our “information reports.”

•	Radio traffic reports: Through our information-gathering infrastructure and the use of external traffic information services, we provide daily scheduled customized traffic reports to radio stations that contract to receive our services.

•	Radio news reports: We have recently commenced building upon our radio traffic reports platform to provide general news reports to radio stations that complement our customized traffic reports.

•	TV reports: In early 2005, we began providing regularly scheduled video traffic reports to television stations. In addition, because our aircraft are often already in the air covering traffic conditions, they are often first to arrive at the scene of a breaking news story. In a strategic effort to expand our reach into the television markets, we have been using this on-the-scene presence to compile video footage of such breaking news, which we provide to television stations that contract for our regularly scheduled TV reports.
      The radio stations that contract to receive our radio traffic reports and radio news reports become members of our “Radio Network.” Likewise, the television stations that contract to receive our TV reports become members of our “TV Network.” Collectively, we refer to the members of these Networks as our “network affiliates.” We offer all three categories of information reports to our network affiliates in Australia, but will initially offer only radio traffic reports to our network affiliates in Canada. We intend to add the provision of radio news reports and TV reports to our Canadian operations as such operations expand.
Our Sources of Revenue — Sale of Commercial Airtime Inventory
      In exchange for our information reports and, in certain circumstances, additional cash consideration, our network affiliates provide us with commercial airtime inventory that is broadcast immediately adjacent to an information report. This commercial airtime inventory is combined into multiple information sponsorship packages that we sell to advertisers on a local, regional or national network basis. Our information sponsorship packages are run on a percentage-based rotation such that, each advertiser receives its pro rata share of advertisements sold by us for broadcast on each of our network affiliate’s stations throughout the relevant market or markets, primarily during prime morning and afternoon drive periods. Because we consolidate all of our commercial airtime inventory on a network basis, we are able to offer advertisers an affordable, broad-based advertising vehicle that reaches multiple markets throughout Australia and that we expect will have similar reach in Canada.
      The substantial majority of our revenue has been generated from the sale of commercial airtime inventory received in exchange for our radio traffic reports in Australia. We began delivering TV reports in Australia in March 2005 and radio news reports in Australia in July 2005, and we expect that revenue from the sale of commercial airtime inventory received in exchange for such information reports will increase as we expand our provision of such information reports. We began delivering radio traffic reports to our Canadian network affiliates and accumulating related commercial airtime inventory in December 2005. Our Canadian operations generated limited revenues of less than $10,000 in January 2006.
      All of our growth in revenue, cash flows, net income and inventory has been internally generated by geographic expansion into new Australian and Canadian markets, increasing the number of network affiliates in existing markets, and increased utilization of existing commercial airtime inventory. Although we have not engaged in acquisitions to date and have no definitive plans in place to do so, we intend to explore opportunities for strategic acquisitions in new or existing markets as opportunities present themselves and as our financial resources permit.
The Markets We Serve
      Australia. To date, our operations have been substantially comprised of providing radio traffic reports to the network affiliates comprising our Radio Network in Australia and selling the resulting radio commercial airtime inventory we receive in exchange for these information reports. In July 2005, we began providing radio news reports on ten radio stations throughout five of our Australian markets under an agreement we entered into with Austereo Pty Ltd. (“Austereo”), the largest radio broadcaster in Australia. The number of network affiliate stations currently comprising our Australian Radio and TV Networks and the number of Australian markets in which we operate are set forth below:

	Number of Network
Australia	Affiliate Stations	Number of Markets

Radio traffic reports	64	17
Radio news reports	10	5
TV reports	12	7
Additionally, we have arrangements to provide radio traffic reports to two additional radio stations and TV reports to five additional television stations in Australia. We expect to be servicing all such radio stations and television stations by the end of March 2006 and June 2006, respectively.
      Canada. We began developing the infrastructure to support our Canadian operations in May 2005. On October 21, 2005, we entered into an agreement with Corus Entertainment, Inc. (“Corus”), one of the largest radio broadcasters in Canada, to provide radio traffic reports on 24 radio stations throughout seven markets. The number of network affiliate stations currently comprising our Canadian Radio Network and the number of Canadian markets in which we have contracted to provide services are set forth below:

	Number of Network
Canada	Affiliate Stations	Number of Markets

Radio traffic reports	35	7
      Potential Additional Markets. We intend to expand into additional international markets as opportunities present themselves and as our financial resources permit. In addition, we, through one of our subsidiaries, have entered into a three-year agreement with Metro Networks Communications, Limited Partnership, a Delaware limited partnership and an affiliate of Metro Networks, Inc. (“Metro”), a provider of traffic and information reports to radio and television stations primarily in the United States and a wholly owned subsidiary of Westwood One, Inc. Under this agreement, Metro’s affiliate serves as our non-

exclusive sales representative for sales of commercial airtime inventory to advertisers located in the United States and we similarly serve as the Metro affiliate’s non-exclusive sales representative for sales to advertisers located in Canada. The agreement prohibits us from competing with Metro in the United States during the term of the agreement. See “Certain Relationships and Related Transactions.”
Entities Comprising our Consolidated Company
      Global Traffic Network, Inc. is a Delaware corporation established on May 16, 2005 to be a holding company. We currently have two wholly-owned subsidiaries. We conduct our Canadian business operations through Global Traffic Canada, Inc., a Delaware corporation, which operates through its wholly-owned subsidiary, Canadian Traffic Network ULC, an Alberta business corporation. Our Australian business operations are conducted through The Australia Traffic Network Pty Limited (“The Australia Traffic Network”), an Australian proprietary company registered under the Corporations Act of Australia. Prior to this offering, The Australia Traffic Network was a separate entity controlled by the same shareholder base that controls us. Pursuant to a Securities Exchange Agreement dated December 13, 2005 among us, The Australia Traffic Network and the holders of all of the outstanding ordinary shares of The Australia Traffic Network, we exchanged 4,000,000 shares of our common stock and issued an aggregate of $1.4 million in promissory notes to The Australia Traffic Network shareholders for all of the outstanding ordinary shares of The Australia Traffic Network, after which The Australia Traffic Network became our wholly-owned subsidiary. Those promissory notes, which are intended to cover the estimated tax consequences to such shareholders of the share exchange, will be paid in their entirety on the closing date of this offering out the net proceeds of this offering.
Our Address
      Our executive offices are located at 800 Second Avenue, Fifth Floor, New York, New York 10017 and our telephone number is (212) 896-1255.

The Offering

Common stock offered	3,800,000 shares

Common stock outstanding before the offering(1)	8,500,000 shares

Common stock outstanding after the offering(1)(2)	12,300,000 shares

Use of Proceeds	Capital expenditures, operating expenses and working capital related to expansion into Canada, repayment of the Share Exchange Notes, general working capital and corporate purposes.

Risk Factors	You should read the “Risk Factors” section of this prospectus beginning on page 9 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq National Market Symbol	GNET(3)

(1)	Excludes an aggregate of 1,200,000 shares of our common stock currently reserved for issuance under our 2005 Stock Incentive Plan (the “2005 Plan”), none of which are subject to outstanding incentive grants. We granted options to purchase a total of 275,000 shares of our common stock to our outside directors, officers and key employees on the effective date of this offering.

(2)	Excludes an aggregate of 380,000 shares of our common stock issuable upon the exercise of a warrant to be granted to Feltl and Company, the underwriter for this offering (the “Underwriter”), on the closing date of this offering and excludes up to an aggregate of 570,000 shares issuable to the Underwriter if it exercises its over-allotment option in full, as described under “Underwriting.”

(3)	Our common stock is listed for quotation on the Nasdaq National Market under this symbol.

Summary Historical and Pro Forma Financial Data
      The following tables summarize financial and operating data included in this prospectus. The summarized actual and summarized pro forma consolidated statement of income data set forth in these tables has been derived from the audited financial statements of Global Traffic Network, Inc. for the partial fiscal year ended June 30, 2005 and the unaudited financial statements for the six month period ended December 31, 2005, the audited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2005, 2004 and 2003 and the unaudited financial statements for the six months ended December 31, 2005 and 2004, all of which are included elsewhere in this prospectus, and the unaudited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2002, and 2001, which are not included in this prospectus. The summarized actual and summarized pro forma consolidated balance sheet data set forth in these tables has been derived from the audited financial statements of Global Traffic Network, Inc. for the partial fiscal year ended June 30, 2005 and the unaudited financial statements for the six month period ended December 31, 2005, the audited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2005 and 2004 and the unaudited financial statements for the six months ended December 31, 2005, all of which are included elsewhere in this prospectus, and the unaudited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2003, 2002, and 2001, which are not included in this prospectus.
      The summarized pro forma consolidated data assume that the Share Exchange, including issuance of the Share Exchange Notes, was completed on July 1, 2004. All inter-company transactions and balances have been eliminated. With the exception of expenses incurred by Global Traffic Network, Inc. since its incorporation in May 2005, all historical data pertains to The Australia Traffic Network. This summary data should be read together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Historical and Pro Forma Consolidated Statement of Income Data:

	Years Ended June 30,

	Actual	Actual		Actual	Actual	Actual	Actual
	GTN	ATN	Pro Forma	ATN	ATN	ATN	ATN
	2005	2005	2005	2004	2003	2002	2001

			(Unaudited)			(Unaudited)	(Unaudited)
	(In thousands except share and per share amounts)
Revenues	$—	$15,380	$15,380	$11,154	$5,709	$3,482	$2,988
Operating expenses	29	8,679	8,708	7,871	2,369	1,580	1,386
Selling, general and administrative expenses	133	4,042	4,175	2,750	2,003	1,344	1,267
Depreciation and amortization	—	282	282	205	117	60	35

Net operating (loss) income	(162)	2,377	2,215	328	1,220	498	300
Interest expense	—	99	99	93	23	93	52
Other (income) expense	—	(18)	(18)	29	17	69	(4)

Net (loss) income before income taxes	(162)	2,296	2,134	206	1,180	336	252
Income tax expense (benefit)	—	698	698	74	348	105	(142)

Net (loss) income	$(162)	$1,598	$1,436	$132	$832	231	394
(Loss) income per common share:
Basic and Diluted	$(0.04)	$11.64	$0.17	$0.88	$5.25	$1.46	$2.49
Weighted average common shares outstanding:
Basic and Diluted	3,684,603	137,302	8,500,000	149,658	158,344	158,344	158,344

	For the Six Months Ended December 31

	Actual GTN	Actual ATN	Pro Forma	Actual ATN
	2005	2005	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except share and per share data)
Revenues	$—	$9,336	$9,336	$7,842
Operating expenses	138	6,500	6,638	4,119
Selling, general and administrative expenses	593	2,440	3,033	1,851
Depreciation and amortization	3	254	257	123

Net operating (loss) income	(734)	142	(592)	1,749
Interest expense	27	90	117	58
Other (income) expense	(28)	1	(27)	(4)

Net (loss) income before income taxes	(733)	51	(682)	1,695
Income tax (benefit) expense	—	20	20	515

Net (loss) income	$(733)	$31	$(702)	$1,180
(Loss) income per common share:
Basic and Diluted	$(0.19)	$0.23	$(0.08)	$8.48
Weighted average common shares outstanding:
Basic and Diluted	3,923,904	135,453	8,500,000	139,152
Historical and Pro Forma Consolidated Balance Sheet Data:

	As of Fiscal Year Ended June 30,

	Actual	Actual		Actual	Actual	Actual	Actual
	GTN	ATN	Pro Forma	ATN	ATN	ATN	ATN
	2005	2005	2005	2004	2003	2002	2001

			(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents	$25	$26	$51	$318	$649	$9	$300
Total assets	113	6,673	6,616	3,848	3,373	1,529	1,083
Total liabilities	275	5,315	6,820	3,535	2,503	1,447	1,231
Stockholders (deficit) equity	(162)	1,358	(204)	313	870	82	(148)

	As of Period Ended December 31, 2005

	Actual	Actual	Pro
	GTN	ATN	Forma

	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents	$671	$1	$672
Total assets	1,935	7,358	8,828
Total liabilities	2,831	6,140	9,906
Stockholders (deficit) equity	(896)	1,218	(1,078)

CONVENTIONS AND ASSUMPTIONS USED IN THIS PROSPECTUS
      We completed the share exchange transaction between us and the holders of outstanding shares of The Australia Traffic Network on the date of this prospectus. We refer to this transaction throughout this prospectus as the “Share Exchange,” and the promissory notes issued in connection with such share exchange are referred to throughout this prospectus as the “Share Exchange Notes.” Unless the context suggests otherwise, all references in this prospectus to “we,” “us,” “our company” or “our” means Global Traffic Network, Inc. and its consolidated subsidiaries, including without limitation The Australia Traffic Network. References to “GTN” and “ATN” in the financial statement data refer to Global Traffic Network, Inc. and The Australia Traffic Network, respectively.
      Unless we indicate otherwise, the information in this prospectus assumes that the Share Exchange, including issuance of the Share Exchange Notes, had been completed such that (i) our authorized capital is as set forth under “Description of Capital Stock,” and (ii) that The Australia Traffic Network and Global Traffic Canada, Inc. are each wholly-owned subsidiaries of ours. In that regard, our pro forma consolidated balance sheet data as of December 31, 2005 reflects the Share Exchange, including issuance of the Share Exchange Notes, but does not take into account repayment of the Share Exchange Notes or any other activity after December 31, 2005. Similarly, discussions in this prospectus regarding our financial information reflect such information on a pro forma consolidated basis giving effect to such actions and all intercompany transactions and balances have been eliminated. Our pro forma as adjusted balance sheet data further assume that the proceeds of this offering, net of underwriting discounts and commissions and estimated offering expenses, have been received by us and that we have used $1.4 million of the net proceeds from this offering to repay the Share Exchange Notes in their entirety.
      Throughout this prospectus, our fiscal years ended June 30, 2001, June 30, 2002, June 30, 2003, June 30, 2004 and June 30, 2005 are referred to as fiscal years 2001, 2002, 2003, 2004 and 2005, respectively. Our fiscal year consists of 52 weeks, commencing on July 1 of each year and ending on June 30 of the subsequent year. Unless we indicate otherwise, all discussions in this prospectus of our financial information “since July 1, 2000” or our financial information “to December 31, 2005” contained in this prospectus refer to our financial information for the period from July 1, 2000 through December 31, 2005 (the last day of our most recently completed fiscal quarter).
      Although we have derived substantially all of our income and revenue to date from our Australian operations and have recently begun to generate limited revenue from our Canadian operations, we report our financial condition and results of operation in United States dollars and all references to dollar amounts in this prospectus refer to United States dollars unless stated otherwise. Income statement amounts are converted from Australian dollars and Canadian dollars to United States dollars based on the average exchange rate for each quarterly period covered. Assets and liabilities are converted based on the exchange rate as of the applicable balance sheet date. Equity is converted based on the exchange rate in place at the time of the applicable investment. Foreign currency translation adjustments occur when the income statement and balance sheet are converted at different exchange rates and are recognized as other comprehensive income or loss in the financial statements. For reference, the exchange rates from United States dollars to Australian dollars applicable to our income statement data for the three months periods ended December 31, 2005 and 2004 and September 30, 2005 and 2004, and for fiscal years 2005, 2004 and

2003, and applicable to our balance sheet data as of December 31, 2005 and June 30, 2005 and 2004 are set forth below:

Income Statement Period	Exchange Rate	Balance Sheet Date	Exchange Rate

Three month period ended December 31, 2005	0.7437	December 31, 2005	0.7328
Three month period ended September 30, 2005	0.7593
Three month period ended December 31, 2004	0.7578
Three month period ended September 30, 2004	0.7099
Year ended June 30, 2005	0.7539	June 30, 2005	0.7624
Year ended June 30, 2004	0.7140	June 30, 2004	0.6944
Year ended June 30, 2003	0.5850
      Unless we indicate otherwise, all of the information in this prospectus assumes that the Underwriter does not exercise its option to purchase up to 570,000 additional shares of our common stock within 45 days from the date of this prospectus to cover over-allotments.
      Throughout this prospectus, we refer to the radio stations that contract to receive our radio traffic reports and radio news reports as members of our “Radio Network” and the television stations that contract to receive our TV reports as members of our “TV Network.” Collectively, we refer to the members of these Networks as our network affiliates. In addition, we collectively refer to the radio traffic reports, radio news reports and TV reports that we provide to network affiliates as our information reports.

RISK FACTORS
      Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Business and Our Industry

Our past operating results may not be indicative of our future performance and we may be unable to continue operating successfully in Australia or to establish successful operations in Canada.
      Our wholly-owned subsidiary, The Australia Traffic Network, introduced its services in Australia in 1997. Through our wholly-owned subsidiary, Canadian Traffic Network ULC, we began delivering radio traffic reports to radio stations in Canada in December 2005 and generating limited revenue from our Canadian operations in January 2006. Although certain members of management have experience with international markets and we have a history of providing our services in Australia, we have a limited history of providing our services outside of Australia. See “Risks Related to Our Business and Our Industry — We intend to expand into additional international markets and our inexperience in those markets increases the risk that our international expansion efforts will not be successful.” The success of any previous services in Australia may not be indicative of the results of our efforts to provide continued or additional services in Australia or to provide our services in Canada or in other markets. The successful operation of our services will require a certain level of continued capital expenditures and operating expenditures which we are committed to undertaking. There can be no assurance that we will be able to operate and expand our business as contemplated. See “Description of the Business.”

We have incurred operating losses in connection with the introduction and expansion of radio news reports and TV reports in Australia and we may be unable to conduct our expanded operations profitably.
      We recently began providing radio news reports and expanded TV reports to certain network affiliate radio and television stations in Australia. We generated operating losses of approximately $0.9 million from these activities during the six-month period ended December 31, 2005, which nearly offset the entire amount of income generated from our provision of radio traffic reports during the same period. In July 2005, we began providing radio news reports on ten radio stations throughout our five largest Australian markets under an agreement we entered into with Austereo Pty Ltd, the largest radio broadcaster in Australia. We estimate that we will incur, on an annualized basis, approximately $3.5 million of additional expenses in connection with performing services under this agreement. There can be no assurance that we will be able to generate sufficient revenue to cover these expenses.

We have limited experience in delivering news information reporting services and in the television broadcast market which may hinder our ability to perform these services and expand into the television market successfully.
      Although providing radio news reports and TV reports is similar to providing radio traffic reports, we have limited experience in delivering news information reporting services and in the television broadcast market. Because our provision of radio news reports and TV reports is relatively untested, there is no assurance that these information reports will be accepted into the marketplace of radio and television stations. Additional radio television stations may not subscribe to receive our radio news reports and TV reports and the stations currently subscribing for these services may not continue to subscribe after their existing contracts expire. If we are unable to expand our Radio and TV Networks or retain the current subscribers of radio news reports and TV reports, we may not accumulate sufficient levels of commercial airtime inventory from these services to justify continuing to provide them. Even if we are able to expand our provision of radio news reports and TV reports and accumulate increasing amounts of commercial airtime inventory, we may not be able to generate sufficient revenue from the sale of commercial airtime inventory attributable to the these services to offset the up-front costs incurred in introducing them. In either case, we would continue to incur net losses, our financial condition may suffer and our stock price may decline. See “Description of the Business.”

We have incurred operating losses in connection with our expansion of operations into Canada and may be unable to operate profitably in Canada.
      In addition to our Australian business expansion, we are currently in the process of expanding operations to serve Canadian markets. Our Canadian expansion efforts contributed to approximately $0.5 million of the approximately $0.7 million of net losses incurred during the six month period ended December 31, 2005, with the remaining losses attributable to our corporate overhead. Canadian expansion also contributed approximately $0.2 million in losses during the period from May 16, 2005 (inception) through June 30, 2005. We expect losses to increase for the foreseeable future as our expenses significantly increase in connection with commencing and developing our service offerings, building our infrastructure and developing our base of advertisers. If our Canadian revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve, sustain or increase profitability. Although our provision of radio traffic reports in Australia has historically been profitable we may be unable to replicate such profitable operations in Canada or in any other country in which we may introduce operations, due to cultural differences, regulatory restrictions, economic instability, or otherwise. If we are unable to operate profitably in Canada, we may be forced to abandon Canadian operations without recovering the up-front costs incurred in our expansion efforts, in which case our financial condition will suffer and our stock price may decline.

Our financial success depends on our ability to compete successfully in obtaining and maintaining contracts with radio and television stations and we may be unable to acquire or renew such contracts.
      The success of our business is largely dependent on our ability to acquire and maintain contracts with radio and television stations (“Affiliate Contracts”) in Australia, Canada and any other market into which we may expand our operations in the future. We face various sources of competition in providing our information reporting services. We believe that single market operators and groups of stations (whether or not under common ownership) that prepare and deliver their own traffic and news reports comprise our primary competition. Consolidation in the radio and television markets may create additional opportunities and economies of scale for large radio and/or television groups to provide their own services which would pose greater competition for us. In addition to providers of broadcast reports, there are also alternative means of compiling traffic information and delivering such information to the public. Certain governmental agencies, including some state and local departments of transportation, generate selected traffic flow data through strategically positioned sensors and cameras that monitor traffic flow, which could be used by our competitors and accessed by consumers. We may also face future competition from providers of information reporting services that utilize new technologies to which we may not have access, both for the gathering and delivery of information. Such new technologies may reduce the demand for our services or render our services obsolete. Our current and potential competitors may offer alternative types of information services and may have substantially greater financial, technical, marketing and other resources than we do. There can be no assurance that our business will not be adversely affected by current or increased competition for acquiring Affiliate Contracts and providing information services in the markets in which we operate. See “Description of the Business — Competition.”
      Due to the short term nature of our Affiliate Contracts, which generally range from one to three years, and because we deliver information reports to several of our Australian network affiliates pursuant to unwritten arrangements that may be construed as being cancelable at will, we are vulnerable at all times to competition from other providers of information reporting services and from stations that may elect to prepare and deliver their own information reports. In that regard, if we are unable to maintain a significant number of our network affiliates, either due to non-renewal of our Affiliate Contracts upon expiration or termination of unwritten arrangements with network affiliates, our inventory of commercial airtime inventory would decrease significantly, which in turn would lead to significant declines in revenues from the sale of such inventory.

Our financial success depends on our ability to compete successfully in selling commercial airtime inventory to advertisers and we may be unable to sell such inventory.
      Our business success is dependent on our ability to sell our commercial airtime inventory received from our network affiliates in exchange for our information reporting services. Selling advertising is highly competitive. We compete for advertising dollars with radio and television stations, including our network affiliates, as well as with other media, including local print and other forms of communications media including newspapers, magazines, outdoor advertising, transit advertising, Internet advertising, direct response advertising, yellow page directories and point-of-sale advertising, among others. As a result of advertising competition, we experience and expect to continue to experience increased price competition, which could result in a decline in our revenue for radio and television advertising, adversely affecting the results of our operations and negatively impacting our profits and the price of our common stock. See “Description of the Business — Competition.”
      In addition, our overall business is subject to competition from existing or future entities that provide information reporting services in exchange for network-based advertising spots using a business model that is similar to ours. Such a competitor currently exists in Canada, Skywords Inc., operating primarily in Toronto but also operating in other Canadian markets in which we intend to introduce our services. In the face of such competition, whether in Australia, Canada or any other market in which we introduce our services, we may not be able to provide information reporting services that are superior to our competitors. Even if we provide superior services, the presence of a competing service provider may lead to confusion and provide advertisers with additional leverage in negotiating the sale terms of our commercial airtime inventory. Such effects of competition may adversely affect our advertising revenue and results of operations and negatively impact our profits and the price of our common stock.

Our ability to sell commercial advertising and generate revenue is subject to economic and industry fluctuations beyond our control.
      Because we generate substantially all of our revenues through the sale of commercial advertising, the success of our business is closely linked to the performance of the advertising industry. The advertising industry, in turn, tends to be affected by general economic conditions and is sensitive to the overall level of consumers’ disposable income within a given market. Although in each of the last five years industry-wide advertising revenues generated from Australian and Canadian markets have increased, we believe that a decline in general economic conditions within a market in which we operate could adversely affect advertising revenues generated from that market and, in turn, have an adverse effect on our profitability, operating results, financial conditions and the price of our stock. See “Description of the Business — Competition.”

Potential consolidation of radio and television stations in the markets in which we operate and will operate in the future may result in reduction of our negotiating leverage for Affiliate Contracts and, subsequently, may increase costs and risk of loss with respect to our Affiliate Contracts.
      The continued financial success of our business is largely dependent upon our ability to maintain Affiliate Contracts with radio and television stations in Australia, Canada and any other market into which we may expand our operations in the future. If radio and television stations in the markets in which we operate consolidate, a broadcaster may determine that it is in its best interest to produce a product similar to ours internally and terminate our Affiliate Contract, subsequently eliminating our supply of commercial airtime inventory from such broadcaster. In addition, consolidation in the industry will result in fewer station owners who may then be able to negotiate with increased leverage for Affiliate Contracts. Further, consolidation may result in a fewer number of Affiliate Contracts comprising a larger number of stations and constituting a greater percentage of our base of contracts. Subsequent to consolidation, losing one Affiliate Contract may have a much greater impact on our company. Consolidation in the industry and its potential effects could result in a significant decline in our revenue or increase in our expenses.

The loss of Austereo Pty Ltd. as one of our network affiliates in Australia would significantly decrease the amount of our commercial airtime inventory, which could have an adverse effect on our results of operations and our stock price.
      Austereo Pty Ltd., one of our network affiliates, is the largest radio broadcaster in Australia and provides us with approximately 28% of our radio commercial airtime inventory. When sold to advertisers, this commercial airtime inventory accounts for a material amount of our Australian revenues. We have entered into an agreement with Austereo, effective April 1, 2004 and expiring June 30, 2006, pursuant to which we provide regularly-scheduled radio traffic reports to ten Australian radio stations operated by Austereo in Sydney, Melbourne, Brisbane, Adelaide and Perth. In addition, we have entered into an agreement with Austereo effective July 1, 2005 pursuant to which we are providing radio news reports to these same ten radio stations through June 30, 2008. If we are unable to retain Austereo as a network affiliate, the amount of our commercial airtime inventory would decrease significantly. As a result, we would likely experience corresponding decreases in revenues from commercial airtime inventory sales and profits from such sales. See “Description of the Business — Generating Revenue Through Advertising Sales — Significant Suppliers.”

Our business is subject to risks related to international operations.
      We conduct business globally and, as a result, face added expenses related to the engagement of legal, accounting and other experts in each country in which we currently operate or may operate in the future. In addition, our future results could be materially adversely affected by a variety of uncontrollable and changing factors including, among others, regulatory, social, political, or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, government spending patterns and natural disasters. We are also exposed to risks associated with changes in the laws and policies that govern foreign investments in countries where we have operations as well as, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. Such changes in laws, regulations and conditions could result in a significant increase in our expenses for regulatory compliance or require us to alter our operations.

Our revenue may be adversely affected by fluctuations in currency exchange rates.
      Nearly all of our expenditures and revenue will be spent or derived outside of the United States. However, we report our financial condition and results of operations in United States dollars. As a result, fluctuations between the United States dollar and the currencies of the countries in which we operate will impact the amount of our revenues. For example, if the foreign currency of a country in which we derive revenue appreciates relative to the United States dollar, the fluctuation will result in a positive impact on the revenues that we report. However, if such foreign currency depreciates relative to the United States dollar, there will be a negative impact on the revenues we report due to such fluctuation. It is possible that the impact of currency fluctuations will result in a decrease in reported sales even though we have experienced an increase in sales when reported in the foreign currency. Conversely, the impact of currency fluctuations may result in an increase in reported sales despite declining sales when reported in the foreign currency. Foreign currency exchange rates in the markets in which we operate have been subject to substantial fluctuation. For example, the exchange rate from United States dollars to Australian dollars applicable to our income statement data for fiscal years 2005, 2004 and 2003 are 0.7539, 0.7140, and 0.5850, respectively. Though we have not hedged our exposure to foreign currency exchange rate changes, we may choose to hedge our exposure to foreign currency exchange rate changes in the future, but there is no guarantee such hedging, if undertaken, will be successful.

We intend to expand into additional international markets and our inexperience in those markets increases the risk that our international expansion efforts will not be successful.
      We began delivering radio traffic reports to certain Canadian network affiliates in December 2005. We also intend to explore future opportunities to expand our operations into additional international markets as opportunities present themselves and as our financial resources permit. Expansion into international markets requires significant management attention and financial resources, and our ability to provide radio traffic reports profitably in Australia may not be indicative of our results in Canada or in any other country in which we may attempt to expand. Certain members of our management have experience in operating a business similar to ours in Japan. In 1999, William L. Yde III, our Chairman and Chief Executive Officer, Dale C. Arfman, our Treasurer and Secretary and Robert L. Johander, one of our directors, founded Nihon (Japan) Traffic Network, a Japanese entity unrelated to us, which operated a traffic reporting service in the Japanese market (“Japan Traffic Network”). Japan Traffic Network invested significant funds in starting up its Japanese operations and experienced a net loss of approximately $8 million dollars from its inception in 1999 until January 2002, after which Japan Traffic Network ceased its operations. Kenneth A. Casseri, President of Canadian Traffic Network ULC, and Gary O. Benson, another one of our directors, were also involved in Japan Traffic Network’s operations. The risks and obstacles Japan Traffic Network faced in introducing operations in Japan are indicative of the types of risks and obstacles we will face generally if and when we expand into additional international markets, including:

•	Challenges caused by distance, language and cultural differences;

•	Increased labor costs as a result of the existence or prevalence of collective bargaining arrangements, prevailing compensation structures and other employment-related matters;

•	Legal, legislative and regulatory restrictions;

•	Foreign exchange controls that might prevent us from repatriating cash earned in countries outside the United States;

•	Economic instability and export restrictions;

•	Longer payment cycles in some countries;

•	Potentially adverse tax consequences;

•	Nationalization or seizure of private assets; and

•	Higher costs associated with doing business internationally.
      These risks and obstacles may prevent us from operating profitably in any international market into which we attempt to expand our operations. If we attempt to expand into additional international markets but are unable to do so successfully, such a failed attempt could have a material adverse effect on our financial condition and results of operations, negatively impact our business prospects, and the price of our stock could decline as a result.

If we fail to secure adequate financing in the future, our continued growth and financial performance will suffer.
      Our expansion into new Australian, Canadian and international markets and continued growth of our services will require significant additional capital resources. These future capital needs are difficult to predict. We may require additional capital in order to implement an expanded business model, to take advantage of opportunities, including strategic alliances and potential acquisitions, or to respond to changing business conditions and unanticipated competitive pressures. Moreover, our day-to-day operations require the use of sophisticated equipment and technology. The maintenance and replacement of such equipment requires significant expenditures. While we believe that the net proceeds of this offering, anticipated cash generated from operations and the availability of debt financing will be sufficient to fund our operations for the next 12 months and into the foreseeable future, we may need to seek additional funds either by borrowing money or issuing additional equity in order to handle unforeseen contingencies or take advantage of new opportunities. We currently have no equity financing arrangements in place to raise additional funds outside of this offering or commitments in place for additional debt financing and such equity or debt financing may not be available when needed or on terms acceptable to us. If we are unable to obtain additional funds, then we may be unable to take advantage of new opportunities or take other actions that otherwise might be important to our business or prospects.

If we fail to manage our growth effectively by investing in the necessary infrastructure, the quality of our products and services may suffer, negatively impacting our Affiliate Contracts.
      We have experienced, and continue to experience, rapid expansion of our business and operations, which has placed, and will continue to place, significant demands on our management, operational, technical and financial infrastructure. Since March 2005, we have introduced radio news reports and expanded TV reports in Australia and commenced start-up activities for our Canadian operations. We began delivering radio traffic reports to certain of our Canadian network affiliates in December 2005 and generating limited revenue from our Canadian operations in January 2006. Continued growth will require continued investment in personnel, facilities, technology infrastructure, and financial and management systems and controls, especially if we expand our Canadian operations as currently contemplated. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our Affiliate Contracts and our relationships with network affiliates, potentially resulting in the termination of such contracts and the loss of commercial airtime inventory. Furthermore, this expansion could result in our expenses increasing faster than our revenue, causing our operating margins to be adversely affected.

If we fail to expand into new markets, we may be unable to increase our revenue and expand our profits in the future.
      Our continued growth and expansion is dependent, in part, on our ability to establish relations with radio and television stations in new markets world-wide by developing new operations or acquiring existing operations. Although we do not currently have specific plans in place for expansion into additional international markets, our long-term objectives include expansion into additional international markets. However, there can be no assurance that we will be able to identify and acquire operations or establish operations in new markets or that we will be able to finance such acquisitions or expansion in the future. There can be no assurance that we will be able to integrate successfully any acquired business or realize any operating efficiencies therefrom. Further, if we engage in any such strategic transaction, we may encounter unforeseen operating challenges and expenses that may require a significant amount of management time that otherwise would be devoted to running our operations, which may harm the quality of our services and products.

We may be liable for our traffic information which may expose us to significant unforeseen litigation expenses.
      Consumers’ reliance on our traffic information could result in claims against us based on negligence or other legal theories. Users of our traffic information could claim to have suffered injuries or losses as a result of relying on our traffic information. In particular, consumers could bring claims against us based on route-selection advice. We may incur costs to defend ourselves against even baseless claims and our financial condition could be materially adversely affected if we are found liable for traffic information that we make available. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could result in substantial costs.

Aircraft operations involve risks that may not be covered by our insurance or may increase our operating costs.
      The operation of aircraft inherently involves a degree of risk. Hazards such as harsh weather, mechanical failures, pilot error, acts of terrorism, crashes, collisions and emergency safety landings are inherent to our business and may result in personal injury, loss of life, damage to property and equipment and suspension or reduction of operations, temporarily or indefinitely. These risks include injury to or death of personnel and damage to or loss of property. In addition, if one of our aircraft were to crash or be involved in an accident, we would be exposed to significant tort liability and substantial unforeseen expenses. Even when such hazards do not lead to injury, loss of life or damage to property and equipment, their occurrence can result in negative publicity regarding our company that may adversely impact the public image of our company and our industry in the markets in which we operate. Harm to our public image may, in turn, adversely affect our ability to enter into new Affiliate Contracts or renew exiting Affiliate Contracts, and to arrange for the sale of our commercial airtime inventory, any of which could negatively affect our results of operations.
      We attempt to protect ourselves against losses and damage by carrying insurance, including general liability, aviation, workers’ compensation and property and casualty insurance. Our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance for all types of losses, including business interruption. We cannot assure you that our existing coverage will be sufficient or that in the future we will be able to maintain our existing coverage or that the premiums will not increase substantially. In addition, future terrorist activity, accidents or other events could increase our insurance rates. The loss of our liability insurance coverage or inadequate coverage from our liability insurance could result in our exposure to substantial unforeseen expenses and subsequent reductions in our profit margins.
      In addition, we are subject to regulations and restrictions with regard to the operation of our aircraft. Violations of these regulations and restrictions could result in monetary penalties or the revocation of our air operating certificates. Although monetary penalties would have an impact on our results of operations if material in amount, the loss of our air operating certificates would result in temporary or permanent grounding of our aircraft, which would have a material adverse effect on our business operations and substantial loss of profits.

The loss of the services of our Chairman, Chief Executive Officer and President or other key employees, or the failure to attract additional key individuals, would materially adversely affect our business.
      Our financial success is dependent to a significant degree upon the efforts of our current executive officers and other key employees. We have entered into employment agreements with Messrs. Yde, Arfman and Cody, which contain certain prohibitions on competing with us for a period of one year following termination of the applicable agreement. In addition, The Australian Traffic Network and Canadian Traffic Network ULC have entered into agreements with the respective Presidents of our Australian and Canadian operations that provide for similar prohibitions against competing with us. See “Management — Employment Agreements.” Notwithstanding these agreements, there can be no assurance that these individuals will continue to provide services to us. A voluntary or involuntary termination of employment by these individuals could have a material adverse effect on our business operations and negatively impact the price of our common stock. At present, we do not maintain key man life insurance policies for any of these individuals. In addition, we may be unable to enforce the non-competition provisions contained in our agreements with Messrs. Yde, Arfman or Cody, or the Presidents of our Australian and Canadian operations, either in United States courts or in the courts of any jurisdiction in which we conduct operations. Even if such provisions are enforceable, we may be prohibited from pursuing enforcement due to the expense involved. If we are unable or choose not to enforce these non-competition provisions, the adverse effect on our business operations could be magnified, as we may be forced to compete directly with one or more of our key employees.
      Our success and viability is also dependent to a significant extent upon our ability to attract and retain qualified personnel in all areas of our business, especially management positions and the on-air broadcasters who become recognizable personalities for the stations on which they deliver information reports. Although our Affiliate Contracts generally prohibit stations from soliciting our employees for hire, there is no assurance that we will be able retain our most recognizable on-air broadcasters. Our employee relations and related labor costs may be impacted by collective bargaining arrangements, prevailing compensation structures and other employment-related matters. If we are unable to retain these broadcasters or attract replacements for them, our network affiliates may become dissatisfied with our delivery of information reports potentially resulting in the cancellation of Affiliate Contracts, a subsequent reduction in commercial airtime inventory and the loss of advertising revenue.

Our broadcasts in Australia and Canada are subject to regulatory bodies whose rules and regulations may adversely affect our business.
      The ownership, operation and sale of radio and television stations in Australia and Canada are subject to the jurisdiction of the Australian Communications and Media Authority (the “ACMA”) and the Canadian Radio-television and Telecommunications Commission (the “CRTC”), respectively. Among other things, the ACMA and the CRTC adopt and implement regulations and policies that directly or indirectly affect the ownership, operations and sale of radio and television stations, and have the power to impose penalties for violations of their rules. In addition, such violations may be a breach of our network affiliates’ contracts. Such regulations may adversely affect our business. We expect to be subject to similar regulations in other geographic markets we enter.

Because our operating subsidiaries are organized under the laws of foreign jurisdictions and substantially all of our assets are located outside of the United States, you may have difficulties collecting on judgments rendered against us in United States courts.
      We are a Delaware corporation and all of our current executive officers and directors reside in the United States. However, The Australia Traffic Network and Canadian Traffic Network ULC, the subsidiaries which conduct our current operations, are organized as an Australian proprietary company and an Alberta business corporation, respectively. Because substantially all of our assets are owned by these subsidiaries and located outside of the United States, if stockholders or others obtain judgments against us in United States courts (including judgments based upon the civil liability provisions of the United States federal securities laws), they may be required to seize the equity interests of our foreign subsidiaries in satisfaction of such judgments. Because our subsidiaries are foreign entities, an attempt to seize our equity interests could be frustrated by objections raised in the applicable foreign jurisdiction to the transfer of such interests. Therefore, our stockholders and others may have difficulties in enforcing and collecting upon judgments rendered against us in United States courts.

Risks Related to This Offering

Since our common stock has not been publicly traded before this offering, the price of our common stock may be subject to wide fluctuations.
      Before this offering, there was no public market for our common stock. Even though our shares have been approved for quotation on the Nasdaq National Market, an active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the current market price if trading in our stock is not active. You may lose all or a part of your investment. The initial public offering price was arbitrarily determined based on negotiations between us and the Underwriter. The market price of our common stock after the offering will likely vary from the initial offering price and is likely to be highly volatile and subject to wide fluctuations in response to the following factors, many of which are beyond our control. See “Underwriting.” These factors may include:

•	variations in our operating results;

•	addition or loss of significant network affiliates or advertisers;

•	changes in the economies in which we provide our information services;

•	the departure of the Chairman of our Board of Directors or key executive officers;

•	the level and quality of securities analysts’ coverage for our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	entry into new international markets and the costs associated therewith;

•	changes in the governmental regulations to which we will be subject in various countries;

•	announcements by third parties of significant claims or proceedings against us;

•	the availability of new media for delivery of traffic and news reporting services; and

•	future sales of our common stock.
For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management’s attention. You may not receive a positive return on your investment when you sell your shares and you may lose the entire amount of your investment.

Our management has broad discretion over the use of the proceeds from this offering and may apply the proceeds in ways that do not improve our operating results or increase the value of your investment.
      The net proceeds from this offering are approximately $16.6 million after deducting underwriting discounts and commissions and offering expenses. Management will retain broad discretion as to the use and allocation of these net proceeds. Accordingly, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. Management may apply the proceeds in ways that do not improve our operating results or increase the value of your investment. See “Use of Proceeds.”

The concentration of our common stock ownership by our current management will limit your ability to influence corporate matters.
      Upon completion of this offering, our directors and executive officers will beneficially own and will be able to vote in the aggregate approximately 52.6% of our issued and outstanding common stock (approximately 50.3% if the Underwriter’s over-allotment option is exercised in full). As such, our directors and executive officers, as stockholders, will continue to have the ability to elect or remove any or all of our directors and to control substantially all corporate activities, including tender offers, mergers, proxy contests or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then prevailing market price for their shares of common stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

Our Board of Directors’ ability to issue “blank check” preferred stock and any anti-takeover provisions we adopt may depress the value of our common stock.
      Our Certificate of Incorporation authorizes 10,000,000 shares of “blank check” preferred stock. Our Board of Directors has the power to issue any or all of the shares of such preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval, subject to certain limitations on this power under the listing requirements of the Nasdaq Stock Market, Inc. (“Nasdaq”). The authority of our Board of Directors to issue “blank check” preferred stock, along with any future anti-takeover measures we may adopt, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company not approved by our Board of Directors. As a result, our stockholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of our common stock and the voting and other rights of our stockholders may also be affected. See “Description of Capital Stock.”

You will experience immediate and substantial dilution in the value of the shares of common stock you purchase.
      The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution. The dilution will be $3.74 per share in the net tangible book value per share of common stock from the $5.00 initial public offering price, and $3.59 per share if the Underwriter exercises its option to purchase additional shares. If outstanding options to purchase shares of common stock are exercised, there would be further dilution. See “Dilution” and “Management.”

A substantial number of shares will be eligible for future sale by our current stockholders and the sale of those shares could adversely affect our stock price.
      Immediately following the sale of 3,800,000 shares of our common stock in this offering, our current stockholders will own approximately 69.1% of the outstanding shares of our common stock (approximately 66.0% if the underwriter’s over-allotment option is exercised in full).

      Our directors, executive officers and certain other stockholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-1 under the Exchange Act, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 12 months after the date of this prospectus, without the prior written consent of the Underwriter. We have entered into a similar agreement with the Underwriter that we will not issue additional shares (with the exception of shares pursuant to the over-allotment option) of our common stock before the end of the 180 day period following the date of this prospectus, other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or other rights to acquire shares of our common stock.
      If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 12-month contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could be adversely effected. Based on shares outstanding as of March 23, 2006, upon completion of this offering, we will have outstanding 12,300,000 shares of common stock assuming no exercise of the Underwriter’s over-allotment option and 12,870,000 shares if the Underwriter exercises the over-allotment option in full. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market.
      After the lock-up agreements pertaining to this offering expire 12 months after the date of this prospectus, up to an additional 8,500,000 shares will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In addition, 1,200,000 shares are reserved for future issuance under the 2005 Plan may become eligible for sale in the public market to the extent permitted by the provisions of various award agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. In connection with this offering, we will also grant to the Underwriter upon the closing this offering a warrant to purchase up to 380,000 shares of our common stock at a per share exercise price of $6.00, which equals 120% of the initial public offering price, which warrant will become exercisable on the one year anniversary of the date of this prospectus. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Our current executive management has little to no experience in satisfying public company reporting requirements and we must implement additional finance and accounting systems, procedures and controls in order to satisfy such requirements, which will increase our costs and divert management’s time and attention.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company including costs associated with our public company reporting requirements and corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and Nasdaq. Our current executive management has little to no experience in complying with such requirements and rules.
      As an example of reporting requirements, we are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financing reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. As a company with limited capital and human resources, we anticipate that more of management’s time and attention will be diverted from our business to ensure compliance with these regulatory requirements than would be the case with a company that has established controls and procedures. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.
      In the event we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, investors and others may lose confidence in the reliability of our financial statements and the trading price of our common stock and ability to obtain any necessary equity or debt financing could suffer. In addition, in the event that our independent registered public accounting firm is unable to rely on our internal control over financial reporting in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements, and related disclosures, it is possible that we would be unable to file our Annual Report on Form 10-K, as applicable, with the SEC, which could also adversely affect the trading price of our common stock and our ability to secure any necessary additional financing, and could result in the delisting of our common stock from the Nasdaq markets and our common stock would not be eligible for quotation on the Over-the Counter Bulletin Board. Due to the lack of an active trading market, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.
      In addition, the new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on Board committees or as executive officers.
      In anticipation of commencing and expanding our Canadian operations, we currently anticipate that Mr. Cody, our Chief Financial Officer and Chief Operating Officer, will increasingly focus his attention on the Company’s operations. As such, we may hire a Chief Financial Officer with public company experience to facilitate Mr. Cody’s transition as he focuses more on operations. We may or may not be successful in identifying a suitable candidate or hiring such a candidate on terms acceptable to us.

Our common stock could be delisted from the Nasdaq National Market, which delisting could hinder your ability to obtain accurate quotations on the price of our common stock, or dispose of our common stock in the secondary market.
      Although our common stock has been approved for quotation on the Nasdaq National Market, we cannot guarantee that an active public market for our common stock will develop following this offering. In order to maintain our listing on the Nasdaq National Market, we must register at least one bid for our common stock at a price that equals or exceeds $5.00 per share on March 24, 2006, the day our common stock is first quoted on the Nasdaq National Market. Thereafter, our common stock must sustain a minimum bid price of at least $1.00 per share and we must satisfy the other requirements for continued listing on the Nasdaq National Market. In the event our common stock is delisted from the Nasdaq National Market, and we are also unable to maintain a listing on the Nasdaq Capital Market, trading in our common stock could thereafter be conducted in the over-the-counter markets in the so-called pink sheets or the National Association of Securities Dealer’s OTC Bulletin Board. In such event, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, and there would likely be a reduction in the coverage of our company by security analysts and the news media, thereby resulting in lower prices for our common stock than might otherwise prevail.

Because we do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.
      We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment. If an active and liquid trading market does not develop, you may be unable to sell your shares of common stock at or above the initial public offering price or at the time you would like to sell.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements made in this prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of the Business,” but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.
      Specific factors that might cause actual results to differ from our expectations or may affect the value of the common stock, include, but are not limited to:

•	our inability to compete successfully with current or future competitors within our industry;

•	our inability to retain members of our executive management or other key employees;

•	the termination or impairment of our relationships with key network affiliates;

•	the termination or impairment of our advertiser relationships;

•	our inability to manage our growth effectively;

•	our expansion into international markets is unsuccessful;

•	fluctuations in foreign currency exchange rates and results of hedging transactions, if any;

•	additional financing, if required, is unavailable; and

•	unforeseen litigation.
      Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus.

USE OF PROCEEDS
      We estimate that the net proceeds from this offering will be approximately $16.6 million, after deducting approximately $2.4 million in underwriting discounts and commissions and estimated offering expenses payable by us. If the Underwriter exercises its over-allotment option in full, then we estimate that the net proceeds to us from this offering will be approximately $19.3 million.
      We intend to use approximately $5.4 million to $7.4 million of the net proceeds from this offering to fund capital expenditures, operating expenses and working capital related to the expansion of our information reporting services in Canada. This amount includes capital expenditures of up to approximately $2.4 million for the purchase of five additional helicopters and other studio broadcast equipment.
      In connection with the Share Exchange, we issued an aggregate of $1.4 million in Share Exchange Notes to the former shareholders of The Australia Traffic Network. The Share Exchange Notes, which are intended to cover the estimated tax consequences to such shareholders of the Share Exchange, are non-interest bearing and will become due and payable on the closing date of this offering. We expect to use $1.4 million of the net proceeds to repay outstanding amounts under the Share Exchange Notes.
      Each executive officer, director, and five percent stockholder to whom we have issued a Share Exchange Note, and the principal amount of each such Share Exchange Note, is set forth below:

Share Exchange Noteholder:	Principal Amount of Note

William L. Yde III	$486,170.00
Dale C. Arfman	$413,810.00
Metro Networks Communications, Inc.	$253,679.00
      We intend to use the remaining net proceeds of approximately $7.8 million to $9.8 million for general working capital and corporate purposes.
      As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending on a number of factors, such as the availability of debt financing on terms advantageous to us, the pace of our growth in existing markets, opportunities for expansion into new markets through acquisition or otherwise, the need to supplement, repair or replace significant items of capital equipment and the amount of cash otherwise used by operations. If our growth in existing markets occurs more quickly than we expect, we may use more of the net proceeds to fund purchases of additional capital equipment, including helicopters and fixed wing aircraft, as well as to support increased payroll demands. If we are presented with acquisition opportunities either in new or existing Australian, Canadian or international markets, we may apply a portion of the net proceeds from this offering to fund such acquisitions. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. Until we use the net proceeds of the offering, we intend to invest them in short term, interest-bearing securities.
      We believe the proceeds of the offering, along with anticipated cash generated from operations and the availability of debt financing, will be sufficient to support our operations for the next 12 months and into the foreseeable future. We currently have no commitments in place for additional debt financing.
DIVIDEND POLICY
      We do not expect to pay cash dividends or make any other distributions in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing dividend restriction, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

CAPITALIZATION
      The following table sets forth, as of December 31, 2005:

•	the actual capitalization of Global Traffic Network, Inc. and The Australia Traffic Network;

•	our capitalization on a pro forma basis to reflect the completion of the Share Exchange, including issuance of the Share Exchange Notes, and the elimination of all intercompany transactions and balances; and

•	our pro forma capitalization as adjusted further reflects the sale of 3,800,000 shares of our common stock in this offering at our initial public offering price of $5.00 per share and our receipt of the estimated $16.6 million in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and reflects our use of $1.4 million of the net proceeds from this offering to repay the Share Exchange Notes in their entirety.
      You should read this information in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes appearing elsewhere in this prospectus.
      The table below does not reflect an aggregate of 1,200,000 shares of common stock available as of the date of this prospectus for future issuance under our 2005 Plan, none of which were subject to outstanding incentive grants as of December 31, 2005. We granted options to purchase a total of 275,000 shares under the 2005 Plan to our outside directors, officers and key employees on the effective date of this offering. The table also excludes up to 380,000 shares of our common stock issuable upon exercise of a warrant to be granted to the Underwriter upon the closing of this offering.
Historical and Pro Forma Consolidated Balance Sheet Data

	As of December 31, 2005

	Actual	Actual		Pro Forma as
	GTN	ATN	Pro Forma	Adjusted

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except share and per share amounts)
Long term debt	2,000	1,541	3,541	3,541
Stockholders’ equity:
Global Traffic Network, Inc. — common stock, par value $.001 per share	$3	$535	$9	$12

100,000,000 shares authorized, 4,500,000 shares issued and outstanding (actual), 8,500,000 shares issued and outstanding (pro forma), and 12,300,000 issued and outstanding (as adjusted); preferred stock, par value $.001 per share: 10,000,000 shares authorized, none issued and outstanding

The Australia Traffic Network — common stock, statutory no par value:
500,000 ordinary shares authorized, 135,453 shares issued and outstanding
Additional paid in capital	—	—	(871)	15,761
Accumulated other comprehensive (loss) income	(4)	275	271	271
(Accumulated deficit) retained earnings	(895)	408	(487)	(487)
Total stockholders’ (deficit) equity	(896)	1,218	(1,078)	15,557
Total capitalization	1,104	2,759	2,463	19,098
Weighted common shares outstanding	3,923,904	135,453	8,500,000	12,300,000

DILUTION
      As of December 31, 2005, our net tangible book value, presented on a pro forma basis to reflect the completion of the Share Exchange including issuance of the Share Exchange Notes, was ($1,098,000) or ($0.13) per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock on a pro forma basis. Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of 3,800,000 shares of common stock in this offering at the offering price of $5.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, but without adjusting for any other change in our pro forma net tangible book value subsequent to December 31, 2005, our pro forma net tangible book value would have been $1.26 per share. This represents an immediate increase in pro forma net tangible book value of $1.39 per share to our existing stockholders and immediate dilution of $3.74 per share to new investors purchasing shares at the public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of December 31, 2005:

Public Offering Price	$5.00
Pro forma net tangible book value before offering	$(0.13)
Increase in pro forma net tangible book value attributable to new investors	$1.39
Pro forma net tangible book value after offering	$1.26
Dilution in pro forma net tangible book value to new Investors	$3.74
      The following table sets forth as of December 31, 2005, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price paid by new investors at the public offering price of $5.00.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing Stockholders	8,500,000	69.1%	$538	2.8%	$0.06
New Investors	3,800,000	30.9%	$19,000	97.2%	$5.00

Total	12,300,000	100.0%	$19,538	100.0%	$1.59

      As of December 31, 2005, there were no shares of common stock issuable upon the exercise of outstanding stock options. The 2005 Plan authorizes the issuance of up to 1,200,000 shares of our common stock of which a total of 275,000 shares are subject to options granted on the effective date of this offering to our outside directors, officers, and key employees. To the extent that incentives granted under the 2005 Plan are issued and exercised, there will be further dilution to new investors. The discussion and tables above assume no grants of incentives under the 2005 Plan and exclude an aggregate of 380,000 shares of our common stock issuable upon exercise of a warrant to be granted to the Underwriter upon the closing of this offering.

SELECTED FINANCIAL DATA
      The selected actual historical and selected pro forma consolidated statement of income data set forth in these tables has been derived from the audited financial statements of Global Traffic Network, Inc. for the partial fiscal year ended June 30, 2005 and the unaudited financial statements for the six months ended December 31, 2005, the audited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2005, 2004 and 2003 and the unaudited financial statements for the six months ended December 31, 2005 and 2004, all of which are included elsewhere in this prospectus, and the unaudited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2002, and 2001, which are not included in this prospectus. The selected actual historical and selected pro forma consolidated balance sheet data set forth in these tables has been derived from the audited financial statements of Global Traffic Network, Inc. for the fiscal year ended June 30, 2005 and the unaudited financial statements for the six months ended December 31, 2005, the audited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2005 and 2004 and the unaudited financial statements for the six months ended December 31, 2005, all of which are included elsewhere in this prospectus, and the unaudited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2003, 2002, and 2001, which are not included in this prospectus.
      In the opinion of management, the unaudited statement of income data for the six month periods ended December 31, 2005 and 2004, the two fiscal years ended June 30, 2002 and 2001, and the balance sheet data for the three fiscal years ended June 30, 2003, 2002 and 2001 and for the six month period ended December 31, 2005 have been prepared on a basis consistent with the audited financial statements and include all adjustments necessary for a fair presentation of the results of operations for the periods presented.
      The selected pro forma consolidated data assume that the Share Exchange, including the issuance of the Share Exchange Notes, was completed on July 1, 2004. All intercompany transactions and balances have been eliminated.
      The pro forma adjustments to the historical balance sheet data of Global Traffic Network and The Australia Traffic Network attributed to the Share Exchange are separately identified in the pro forma consolidated balance sheet data set forth later in this prospectus under “Global Traffic Network, Inc. Pro Forma Consolidated Balance Sheets.” There are no adjustments attributed to the Share Exchange that impact the pro forma consolidated statements of income. The selected pro forma as adjusted consolidated data further assume that the proceeds of this offering, net of underwriting discounts and commissions and estimated offering expenses, have been received by us and that we have used $1.4 million of the proceeds from this offering to repay the Share Exchange Notes in their entirety, but does not take into account any other activity after December 31, 2005.
      The selected historical financial data set forth below should be read together with the financial statements and the related notes, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

Historical and Pro Forma Consolidated Statement of Income Data:

	Years Ended June 30,

	Actual	Actual		Actual	Actual	Actual	Actual
	GTN	ATN	Pro Forma	ATN	ATN	ATN	ATN
	2005	2005	2005	2004	2003	2002	2001

			(Unaudited)			(Unaudited)	(Unaudited)
	(In thousands except share and per share amounts)
Revenues	$—	$15,380	$15,380	$11,154	$5,709	$3,482	$2,988
Operating expenses	29	8,679	8,708	7,871	2,369	1,580	1,386
Selling, general and administrative expenses	133	4,042	4,175	2,750	2,003	1,344	1,267
Depreciation and amortization	—	282	282	205	117	60	35

Net operating (loss) income	(162)	2,377	2,215	328	1,220	498	300
Interest expense	—	99	99	93	23	93	52
Other (income) expense	—	(18)	(18)	29	17	69	(4)

Net (loss) income before income taxes	(162)	2,296	2,134	206	1,180	336	252
Income tax expense (benefit)	—	698	698	74	348	105	(142)

Net (loss) income	$(162)	$1,598	$1,436	$132	$832	231	394
(Loss) income per common share:
Basic and diluted	$(0.04)	$11.64	$0.17	$0.88	$5.25	$1.46	$2.49
Weighted average common shares outstanding:
Basic and diluted	3,684,603	137,302	8,500,000	149,658	158,344	158,344	158,344
Cash dividends per share:	$—	$—	$—	$—	$1.15	$—	$—

	For the Six Months Ended December 31,

	Actual GTN	Actual ATN	Pro Forma	Actual ATN
	2005	2005	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except share and per share data)
Revenues	$—	$9,336	$9,336	$7,842
Operating expenses	138	6,500	6,638	4,119
Selling, general and administrative expenses	593	2,440	3,033	1,851
Depreciation and amortization	3	254	257	123

Net operating (loss) income	(734)	142	(592)	1,749
Interest expense	27	90	117	58
Other (income) expense	(28)	1	(27)	(4)

Net (loss) income before income taxes	(733)	51	(682)	1,695
Income tax expense	—	20	20	515

Net (loss) income	$(733)	$31	$(702)	$1,180
(Loss) income per common share:
Basic and diluted	$(0.19)	$.23	$(0.08)	$8.48
Weighted average common shares outstanding:
Basic and diluted	3,923,904	135,453	8,500,000	139,152
Cash dividends per share	$—	$0.93	$0.01	$—

Historical and Pro Forma Consolidated Balance Sheet Data:

	As of Fiscal Year Ended June 30,

	Actual	Actual		Pro Forma	Actual	Actual	Actual	Actual
	GTN	ATN	Pro Forma	as Adjusted	ATN	ATN	ATN	ATN
	2005	2005	2005	2005	2004	2003	2002	2001

			(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents	$25	$26	$51	$15,369	$318	$649	$9	$300
Total assets	113	6,673	6,616	21,851	3,848	3,373	1,529	1,083
Long term obligations	—	1,911	1,911	1,911	1,044	808	573	665
Total liabilities	275	5,315	6,820	5,420	3,535	2,503	1,447	1,231
Stockholders (deficit) equity	(162)	1,358	(204)	16,431	313	870	82	(148)

	As of Period Ended December 31,

				Pro Forma
	Actual GTN	Actual ATN	Pro Forma	as Adjusted
	2005	2005	2005	2005

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents	$671	$1	$672	$16,369
Total assets	1,935	7,358	8,828	24,063
Long term obligations	2,006	1,726	3,732	3,732
Total liabilities	2,831	6,140	9,906	8,506
Stockholders (deficit) equity	(896)	1,218	(1,078)	15,557

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
      We provide customized traffic and news reports to radio and television stations in Australia and began providing customized traffic reports to radio stations in Canada in December 2005. In exchange for providing these services and, in certain circumstances, additional cash consideration, television and radio stations provide us with commercial airtime inventory that we sell to advertisers. Although we are a Delaware corporation with principal offices located in New York, New York, we do not provide nor do we intend to provide traffic or news reports to radio or television stations in the United States.

•	Our Australian operations are conducted by our wholly-owned subsidiary, The Australia Traffic Network Pty Limited, an Australian proprietary company registered under the Corporations Act of Australia (“The Australia Traffic Network”). The Australia Traffic Network formerly was a separate entity controlled by the same shareholder base that controls us. Pursuant to a Securities Exchange Agreement dated December 13, 2005, and prior to the effective time of this offering, we exchanged 4,000,000 shares of our common stock and issued an aggregate of $1.4 million in promissory notes to The Australia Traffic Network shareholders for all of the outstanding ordinary shares of The Australia Traffic Network (the “Share Exchange”), after which The Australia Traffic Network became our wholly-owned subsidiary. These promissory notes (the “Share Exchange Notes”), which are intended to cover the estimated tax consequences to such shareholders of the Share Exchange, will be paid in their entirety on the closing date of this offering out of the net proceeds of this offering. See “Conventions and Assumptions Used in this Prospectus.”

•	Our Canadian operations are conducted by our wholly owned subsidiary, Global Traffic Canada, Inc., a Delaware corporation that operates through its wholly owned subsidiary, Canadian Traffic Network ULC, an Alberta business corporation.
      We are a holding company and conduct no operations. Unless we indicate otherwise, the discussions below regarding our financial condition and results of operations presents information on a pro forma consolidated basis which assumes that the Share Exchange, including the issuance of the Share Exchange Notes, was completed such that (i) our authorized capital is as set forth under “Description of Capital Stock,” and (ii) that The Australia Traffic Network and Global Traffic Canada, Inc. are each wholly-owned subsidiaries of ours. In that regard, our pro forma consolidated balance sheet data as of December 31, 2005 and June 30, 2005 reflect the Share Exchange, including issuance of the Share Exchange Notes, and discussions in this prospectus regarding our financial information reflect such information on a pro forma consolidated basis giving effect to the Share Exchange. In each case, all intercompany transactions and balances have been eliminated.

The Services We Provide — Radio Traffic Reports, Radio News Reports and TV Reports.
      The information reports we provide to radio and television stations are divided into three categories based on the content of the report and the medium in which it is delivered.

•	Radio traffic reports: Through our information-gathering infrastructure and the use of external traffic information services, we provide daily scheduled customized traffic reports to radio stations that contract to receive our services.

•	Radio news reports: We have recently commenced building upon our radio traffic reports platform to provide general news reports to radio stations that complement our customized traffic reports.

•	TV reports: In early 2005, we began providing regularly scheduled video traffic reports to television stations. In addition, because our aircraft are often already in the air covering traffic conditions, they are often first to arrive at the scene of a breaking news story. In a strategic effort to expand our reach into the television markets, we have been using this on-the-scene presence to compile video footage of such breaking news, which we provide to television stations that contract for our regularly scheduled TV reports.

      The radio stations that contract to receive our radio traffic reports and radio news reports become members of our “Radio Network.” Likewise, the television stations that contract to receive our TV reports become members of our “TV Network.” Collectively, we refer to the members of these Networks as our “network affiliates.” We offer all three categories of information reports to our network affiliates in Australia, but initially offer only radio traffic reports to our network affiliates in Canada. We intend to add radio new reports and TV reports to our Canadian operations as such operations expand.

Our Sources of Revenue — Sale of Commercial Airtime Inventory
      In exchange for providing our information reports, our network affiliates provide us with commercial airtime inventory comprised of advertising spots that are broadcast immediately adjacent to an information report. Certain of our network affiliate contracts require that we supplement our provision of information reports with cash payments. Our decision to pay cash to a network affiliate, and the amount of any such payment, will depend on, among other things, the number of stations subject to a network affiliate contract, the listener reach of such stations and the amount of commercial airtime inventory we receive pursuant to the network affiliate contract. We generate revenue by packaging and selling this commercial airtime inventory for cash to advertisers on a local, regional or national network basis.
      Approximately $8.1 million, or 87% of our fiscal year 2006 revenue through December 31, 2005, has been generated from the sale of commercial airtime inventory received in exchange for our radio traffic reports in Australia. The remaining 13% of revenue during such period, or approximately $1.2 million, was generated from the sale of commercial airtime inventory we received in exchange for radio news reports and TV reports, each of which we began to deliver in 2005. We expect to accumulate increasing amounts of commercial airtime inventory from our Australian operations as we continue to expand the provision of radio news reports and TV reports in Australia and we expect corresponding revenues from the sale of such inventory to increase as well. We began accumulating commercial airtime inventory from our Canadian operations in December 2005 and generated less than $10,000 in January 2006. We expect to sell the increased commercial airtime inventory generated by our new Canadian and expanded Australian operations in the same manner as we have sold commercial airtime inventory generated from our provision of radio traffic reports in Australia. Our experience indicates, however, that there is generally a delay between acquiring commercial airtime inventory from new or expanded operations and the realization of increasing revenue from the sale of such inventory. The length of this delay, which is due to the time required to arrange for the sale of an increased number of advertising spots, varies depending on the magnitude of the increase in inventory and the prevailing market for advertising sales at the time. We experienced such a delay when we added Austereo Pty Ltd, the largest radio broadcaster in Australia (“Austereo”), as a network affiliate of our Radio Network in fiscal year 2004. Although the additional commercial airtime inventory we acquired from Austereo led to increased revenues during fiscal year 2004, the full impact on revenues from the sale of such inventory was not realized until fiscal year 2005. We expect to experience delays in realizing revenues from the sale of commercial airtime inventory attributable our provision of radio news reports and TV reports in Australia and our provision of radio traffic reports in Canada.

Our Expenses
      Our expenses are primarily comprised of three categories: operating expenses, selling expenses and general and administrative expenses. Operating expenses consists of all expenses related to the gathering, producing, and broadcasting of our information reports, including aviation costs and expenses, salaries and benefits for our on-air personalities who deliver the information reports and station obligations. Aviation costs relate to the costs of our airborne surveillance, an integral part of our information gathering, and consist both of payments to outside vendors to lease aircraft (currently six fixed wing aircraft in Australia and four helicopters in Canada), as well as the operating costs (including fuel, maintenance, and insurance costs, associated with the operation of our fleet of owned aircraft, which currently includes three helicopters and one fixed wing aircraft in Australia and one helicopter in Canada). As our Canadian operations expand, we intend to replace our leased helicopters in Canada with owned helicopters and purchase an additional helicopter. We also intend to lease three fixed wing aircraft to support our Canadian operations. Until such time that we are able to purchase the number of helicopters necessary to support our operations, we intend to lease such helicopters. Station obligations consist of the reimbursement of expenses incurred by the stations that would otherwise be incurred by us as part of providing services to the station and the purchase of commercial airtime inventory required by certain of our network affiliate contracts. Selling expenses include salaries and benefits for our sales personnel and commissions paid on sales of our commercial airtime inventory. General and administrative expenses consists of corporate overhead, including administrative salaries, real property lease payments and salaries and benefits for our corporate executive officers and legal and accounting fees. Expenses other than selling expenses are generally spread evenly over the applicable fiscal year.
      Although we incurred expenses in fiscal year 2005 related to our provision of TV reports in Australia and start-up costs for our Canadian operations, because our provision of radio traffic reports in Australia has comprised almost all of our historical operations, substantially all of our historical expenses through June 30, 2005 have been associated with the provision of such services and sales efforts related to the resulting commercial airtime inventory. Commencing in July 2005, however, we began incurring additional expenses attributable to the introduction of radio news reports and the continued expansion of the provision of TV reports in Australia, as well as start-up expenses related to our Canadian operations. As discussed below under “Liquidity and Capital Resources,” we expect that expenses related to expanding our provision of radio news reports and TV reports in Australia will continue throughout fiscal year 2006, and that expenses incurred in fiscal year 2006 related to the start-up and expansion of our Canadian operations will be significant.

Basis of Presentation
      We have derived substantially all of our income and revenue to date from our Australian operations and only recently began generating limited revenue from our Canadian operations in January 2006. However, the financial information contained in this prospectus, including the financial statements, report our financial condition and results of operation in United States dollars and unless stated otherwise, all references to dollar amounts refer to United States dollars. Income statement amounts are converted from Australian or Canadian dollars to United States dollars based on the average exchange rate for each quarterly period covered. Assets and liabilities are converted based on the exchange rate as of the applicable balance sheet date. Equity is converted based on the exchange rate in place at the time of the applicable investment. Foreign currency translation adjustments occur when the income statement and balance sheet are converted at different exchange rates and are recognized as other comprehensive income or loss in the financial statements.
      As set forth above, unless we indicate otherwise, discussions regarding our financial condition and results of operations reflect information on a pro forma consolidated basis that assumes that the Share Exchange has been completed and all inter-company balances and transactions have been eliminated such that (i) our authorized capital is as set forth under “Description of Capital Stock” and (ii) that The Australia Traffic Network and Global Traffic Canada, Inc. are each wholly-owned subsidiaries of ours.

Selected Historical Financial Performance
      From fiscal year 2001 through fiscal year 2005, our annual revenues have increased from approximately $3.0 million to approximately $15.4 million and our net income has increased from approximately $0.4 million to approximately $1.4 million. We experienced a significant decrease in net income in fiscal year 2004 compared to fiscal year 2003 which resulted primarily from our incurring approximately $5.5 million of additional operating expenses in connection with the addition of Austereo and other network affiliates as members of our Radio Network. Although increased revenues during fiscal year 2004 resulting from the addition of new network affiliates did not offset the additional expenses incurred, the addition provided increased commercial airtime inventory that was responsible in part for a

37.5% increase revenue in the subsequent fiscal year (approximately $15.4 million of revenues in fiscal year 2005 compared with approximately $11.2 million in fiscal year 2004). Over the same period, our net income increased from approximately $0.1 million in fiscal year 2004 to approximately $1.4 million in fiscal 2005. Our net income for fiscal year 2005 includes a loss of approximately $0.2 million in start-up costs related to our operations in Canada.
      All of our growth in revenue, cash flows, net income and inventory has been internally generated by expansion into new Australian markets, increasing the number of network affiliates in existing markets, and increased utilization of existing commercial airtime inventory. Although we have not engaged in acquisitions to date and have no definitive plans in place to do so, we intend to make strategic acquisitions in new or existing markets as opportunities present themselves and as our financial resources permit.

Seasonality of Business
      We believe that advertising revenues in general vary moderately over the calendar year, with the three month period ending December 31 generally resulting in the highest revenues and the three month periods ending March 31 generally resulting in the lowest revenues. This industry trend is mainly attributable to increases in the level of advertiser demand, and resulting increases in average advertising spot rates, during the months leading up to the Christmas holiday season and lower advertiser demand following the end of the holiday season which leads to lower average advertising spot rates during that time. We believe that this general trend in advertising revenues is applicable to our business. Our expenses other than sales costs are generally spread evenly over the fiscal year. As a result, we generally experience seasonality in the amount of our net income absent growth due to the addition of new network affiliates.
Results of Operations
      The results of operations reflect our operations on a consolidated basis as if The Australia Traffic Network and Global Traffic Canada, Inc. were wholly-owned subsidiaries throughout the periods presented and discussed. All inter-company balances and transactions have been eliminated.

Six Months Ended December 31, 2005 Compared to the Six Months Ended December 31, 2004
      During the six months ended December 31, 2004 substantially all of our expenses resulted from our provision of radio traffic reports to network affiliates in Australia and substantially all of our revenues were derived from sales of commercial airtime inventory acquired by us in exchange for such radio traffic reports. Our operating results during the six months ended December 31, 2005 reflect our provision of radio traffic reports, radio news reports and TV reports in Australia and the revenue generated therefrom, as well as set-up costs for our Canadian operations and corporate overhead.
      Revenue. Revenue increased from approximately $7.8 million in the six months ended December 31, 2004 to approximately $9.3 million in the six months ended December 31, 2005, an increase of approximately 19.2%. The increase in revenue was primarily driven by a 25% increase in availability of commercial airtime inventory in the six months ended December 31, 2005, leading to an increase of approximately 17% in the number of advertising spots sold. Additionally, TV revenue was approximately $0.1 million for the six months ended December 31, 2005 compared to no TV revenue for the six months ended December 31, 2004. Of the increase in overall commercial airtime inventory, approximately 64% was due to our July 2005 introduction of radio news reports in Australia and approximately 36% represented inventory growth from the provision of radio traffic reports.
      Operating expenses. Operating expenses increased from approximately $4.1 million during the six months ended December 31, 2004 to approximately $6.6 million during the six months ended December 31, 2005, an increase of approximately 61.0%. A majority of the increase was the result of approximately $1.8 million of costs related to fulfilling our obligations under an agreement to provide radio news reports to Austereo that commenced in July 2005. Other costs leading to the increase include approximately $0.2 million of costs associated with the expansion of our TV Network, approximately $0.2 million in increased station costs resulting primarily from contractual increases, approximately

$0.2 million in increased payroll costs associated with additional reporters required to support increased levels of traffic commercial airtime inventory, approximately $0.1 million of aviation costs primarily associated with the two new helicopters put in service during the period and approximately $0.1 million of costs incurred in preparation for commencing operations in Canada, including the costs associated with our Calgary operations that commenced in the middle of December.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased from approximately $1.9 million during the six months ended December 31, 2004 to approximately $3.0 million during the six months ended December 31, 2005, an increase of approximately 57.9%. The increase in the 2005 period included approximately $0.4 million in start-up costs for our Canadian operations, approximately $0.3 million in increased sales compensation resulting from the expansion of our sales staff and the payment of commissions on greater sales, approximately $0.1 million of increased costs stemming from the expansion of our administrative staff, approximately $0.1 million in bad debt expense and approximately $0.2 million in corporate administrative expenses related to our preparation for becoming a public company. Selling expenses in Australia as a percentage of sales increased from approximately 14.8% for the six month period ended December 31, 2004 to approximately 15.4% for the six month period ended December 31, 2005.
      Depreciation and amortization expense. Depreciation and amortization expense increased from approximately $0.1 million during the six months ended December 31, 2004 to approximately $0.3 million for the six months ended December 31, 2005. The increase was primarily due to depreciation on the new helicopters placed in service during the period and to a lesser extent other fixed assets placed in service since December 31, 2004.
      Interest expense. Interest expense was approximately $0.1 million for both six month periods ending December 31, 2005 and 2004.
      Income tax expense. Income tax expense decreased from approximately $0.5 million during the six months ended December 31, 2004 to approximately $20,000 during the six months ended December 31, 2005. The decrease is due to smaller net income before taxes in Australia in the six months ended December 31, 2005 as opposed to the six months ended December 31, 2004. Our effective tax rate decreased from 30.4% for the six months ended December 31, 2004 to (2.9%) for the six months ended December 31, 2005. The lower absolute rate is due to the creation of a 100% allowance for all the tax loss carry forwards of the United States and Canada based losses due to the uncertainty of when (or if) these loss carry forwards will be able to be used. The effective tax rate for The Australia Traffic Network for the six months ended December 31, 2005 and 2004 was 39.2% and 30.4%, respectively. The effective rate for Australia for the six month period ended December 31, 2005 is significantly higher than the Australian statutory federal tax rate of 30.0% due to insignificant non-deductible expenses being a disproportionate portion of net income before taxes.
      Net income (loss). Net income (loss) decreased from net income of approximately $1.2 million for the six months ended December 31, 2004 to a net loss of approximately $0.7 million for the six months ended December 31, 2005. The net loss was primarily attributable to the additional expenses incurred in connection with the introduction of radio news reports and the expansion of TV reports in Australia and set-up costs for our Canadian operations, which was only partially offset by increased revenue from the sale of commercial airtime inventory attributable to our radio traffic reports, radio news reports and TV reports in Australia.
      Changes in Key Operating Statistics in Local Currencies. The table below sets forth changes in certain of our key operating statistics for our Australian operations for the comparable periods presented without taking into account foreign currency exchange rates. Amounts are expressed in Australian dollars. The exchange rates from United States dollars to Australian dollars applicable to the three month periods ended September 30, 2005 and 2004 were 0.7593 and 0.7099, and were 0.7437 and 0.7578 for the three month periods ending December 31, 2005 and 2004, respectively. Changes in key operating statistics for our Canadian operations are not presented because we have not yet generated revenues from our Canadian operations.

	Six Months	Six Months	Percentage
	Ended	Ended	Increase
Key operating statistic	December 31, 2005	December 31, 2004	(Decrease)

	(In thousands)	(In thousands)
Revenue	$12,438	$10,663	16.6%
Operating expenses	8,650	5,614	54.1%
Selling, general and administrative expenses	3,249	2,525	28.7%
Depreciation and amortization expense	338	169	100.0%
Interest expense	120	80	50.0%
Other expense (income)	1	(5)	(120.0)%
Income tax expense	31	693	(95.5)%
Net income	49	1,587	(96.9)%

Fiscal Year Ended June 30, 2005 Compared to the Fiscal Year Ended June 30, 2004
      Revenue. Revenue increased from approximately $11.2 million in fiscal year 2004 to approximately $15.4 million in fiscal year 2005, an increase of approximately 37.5%. The increase in revenue generated during the comparable 2005 period was primarily due to an increase in the commercial airtime inventory sold as well as an increase in the average advertising spot rate for such inventory as compared with the comparable 2004 period.
      Operating expenses. Operating expenses increased from approximately $7.9 million in fiscal year 2004 to approximately $8.7 million in fiscal year 2005, an increase of approximately 10.1%. The increase was primarily due to an increase of approximately $1.1 million in station costs and approximately $0.1 million of costs associated with our expansion of TV reports, partially offset by a decrease of approximately $0.4 million in aviation costs.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased from approximately $2.8 million in fiscal year 2004 to approximately $4.2 million in fiscal year 2005, an increase of approximately 50.0%. The increase was primarily due to an increase of approximately $0.7 million in sales compensation (including bonuses and commissions associated with increased sales), an executive bonus of approximately $0.2 million paid to Wisconsin Information Systems, Inc., an Ohio corporation d/b/a Milwaukee Traffic Network (“Milwaukee Traffic Network”), which is owned by two of our executive officers and shareholders, pursuant to our management agreement with that entity and incurring approximately $0.2 million in audit and audit-related fees and expenses associated with our preparation for this offering. The increase also reflects approximately $0.2 million of start-up costs incurred in connection with our Canadian operations, $0.1 million of additional rent expense associated with our new office in Sydney and $0.1 million in administrative personnel costs. Selling costs as a percentage of revenue increased from approximately 14.9% in fiscal year 2004 to approximately 15.7% in fiscal year 2005.
      Depreciation and amortization expense. Depreciation and amortization expense increased from approximately $0.2 million in fiscal year 2004 to approximately $0.3 million in fiscal year 2005. The increase was primarily due to a larger depreciable fixed asset base resulting primarily from our capital expenditures exceeding the previous period depreciation expense.
      Interest expense. Interest expense was approximately $0.1 million in fiscal years 2004 and 2005.
      Income tax expense. Income tax expense increased from approximately $0.1 million in fiscal year 2004 to approximately $0.7 million in fiscal year 2005. The increase was primarily due to higher net income before taxes, which is due to higher revenues partially offset by higher expenses as detailed above. Our effective tax rate decreased from 35.9% for fiscal year 2004 to 32.7% for fiscal year 2005, due primarily to nondeductible entertainment expenses being a much smaller percentage of net income in fiscal year 2005. The effective tax rates for The Australia Traffic Network for fiscal years 2005 and 2004 were 30.4% and 35.9%, respectively, compared to the 30.0% statutory federal rate in Australia. The effective tax rate increase from 30.4% to 32.7% was due to our inability to currently recognize the tax benefit of the losses from our Canadian start-up activities. We were unable to recognize these tax benefits due to the uncertainty of when and if we will be able to utilize the tax loss carryforwards associated with the losses.
      Net income. Net income increased from approximately $0.1 million in fiscal year 2004 to approximately $1.4 million in fiscal year 2005. The increase in net income resulted primarily from increased revenues generated from the sale of additional commercial airtime inventory made available by network affiliates acquired in fiscal year 2004 without a significant increase in the fixed operating expenses associated with the acquisition of such network affiliates.
      Changes in Key Operating Statistics in Local Currencies. The table below sets forth changes in our certain of our key operating statistics for our Australian operations for the comparable periods presented without taking into account foreign currency exchange rates. Amounts are expressed in Australian dollars. The exchange rates from United States dollars to Australian dollars applicable to fiscal years 2005 and 2004 were 0.7539 and 0.7140, respectively. Changes in key operating statistics for our Canadian operations are not presented because we have not yet generated revenues from our Canadian operations.

			Percentage
	Fiscal Year Ended	Fiscal Year Ended	Increase
Key operating statistic	June 30, 2005	June 30, 2004	(Decrease)

	(In thousands)	(In thousands)
Revenue	20,402	15,622	30.6%
Operating expenses	11,513	11,024	4.4%
Selling, general and administrative expenses	5,363	3,852	39.2%
Depreciation and amortization expense	374	287	30.3%
Interest expense	132	130	1.5%
Other (income) expense	(24)	41	(158.5)%
Income tax expense	925	104	789.4%
Net income	2,119	184	1,151.6%

Fiscal Year Ended June 30, 2004 Compared to the Fiscal Year Ended June 30, 2003
      Revenue. Revenue increased from approximately $5.7 million in fiscal year 2003 to approximately $11.2 million in fiscal year 2004, an increase of approximately 96.5%. The increase was due primarily to the sale of increased commercial airtime inventory as a result of Affiliate Contracts with Austereo and other new network affiliates that we entered into during fiscal year 2004, as well as an increase in our fiscal year 2004 average advertising spot rate.
      Operating expenses. Operating expenses increased from approximately $2.4 million in fiscal year 2003 to approximately $7.9 million in fiscal year 2004, an increase of approximately 229.2%. The increase was primarily due to increases of approximately $4.5 million in station costs, $0.5 million in personnel costs and $0.5 million in aviation costs, nearly all of which were incurred in connection with our providing service under new Affiliate Contracts with Austereo and other new network affiliates that we entered into during fiscal year 2004.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased from approximately $2.0 million in fiscal year 2003 to approximately $2.8 million in fiscal year 2004, an increase of approximately 40.0%. The increase was primarily due to an approximately $0.4 million in additional sales compensation (including bonuses and commissions) resulting from increased sales revenue. The remainder of the increase was due to increases of approximately $0.1 million each in office rent, management fees paid to Milwaukee Traffic Network and administrative personnel expense. Selling expenses as a percentage of revenue dropped from approximately 21.1% in fiscal year 2003 to approximately 14.9% in fiscal year 2004.
      Depreciation and amortization expense. Depreciation and amortization expense increased from approximately $0.1 million in fiscal year 2003 to approximately $0.2 million in fiscal year 2004. The increase was primarily due to a larger depreciable fixed asset base resulting from our capital expenditures during the period.
      Interest expense. Interest expense increased from less than $0.1 million in fiscal year 2003 to approximately $0.1 million in fiscal year 2004. The increase resulted primarily from interest payments associated with debt incurred to repurchase and retire shares of stock.
      Income tax expense. Income tax expense decreased from approximately $0.3 million in fiscal year 2003 to approximately $0.1 million in fiscal year 2004. The decrease was primarily due to lower net income before taxes for the 2004 comparable period. Our effective tax rate increased from 29.5% in fiscal year 2003 to 35.9% in fiscal year 2004. The increase in the effective tax rate pertains primarily to nondeductible entertainment expenses, which were a disproportionate share of net income in fiscal year 2004 due to lower net income before taxes as compared with fiscal year 2003.
      Net income. Net income decreased from approximately $0.8 million in fiscal year 2003 to approximately $0.1 million in fiscal year 2004, a decrease of approximately 87.5%. The decrease was a result of the temporary negative impact of new Affiliate Contracts with Austereo and other new network affiliates that we entered into during fiscal year 2004. We incurred immediate and significant up-front costs in order to provide service under the new Affiliate Contracts while revenues from the contracts took more time to realize, resulting higher marginal expenses than marginal revenue.
      Changes in Key Operating Statistics in Local Currencies. The table below sets forth changes in our certain of our key operating statistics for our Australian operations for the comparable periods presented without taking into account foreign currency exchange rates. Amounts are expressed in Australian dollars. The exchange rates from United States dollars to Australian dollars applicable to fiscal years 2004 and 2003 were 0.7140 and 0.5850, respectively. Changes in key operating statistics for our Canadian operations are not presented because our Canadian operations did not exist during these periods.

			Percentage
	Fiscal Year Ended	Fiscal Year Ended	Increase
Key operating statistic	June 30, 2004	June 30, 2003	(Decrease)

	(In thousands)	(In thousands)
Revenue	15,622	9,759	60.1%
Operating expenses	11,024	4,050	172.2%
Selling, general and administrative expenses	3,852	3,424	12.5%
Depreciation and amortization expense	287	200	43.5%
Interest expense	130	39	233.3%
Other expense	41	29	41.4%
Income tax expense	104	595	(82.5)%
Net income	184	1,422	(87.1)%
Liquidity and Capital Resources
      Liquidity
      Since July 1, 2000, we have principally financed our operations from capital contributions from shareholders, notes payable to shareholders, term loans and lines of credit from Australian banks and from cash generated from our operations. Total capital contributions from shareholders from July 1, 2000 through June 30, 2005 were $140,000, and the total approximate amount of notes outstanding to shareholders as of June 30, 2001, 2002, 2003, 2004 and 2005 were as follows:

Total Notes Outstanding
Fiscal Year Ended	to Shareholders

June 30, 2001	660,000
June 30, 2002	536,000
June 30, 2003	337,000
June 30, 2004	230,000
June 30, 2005	22,000
During the development of The Australia Traffic Network and prior to fiscal year 2001, The Australia Traffic Network primarily relied on the capital contributions and loans from shareholders to fund its Australian operations. Beginning in fiscal year 2002 and continuing to date, as such operations have expanded and debt financing from banks has become available, The Australia Traffic Network has relied increasingly on such debt financing arrangements and has paid down the amount of its outstanding shareholder notes payable. In September 2005, all outstanding shareholder notes payable and related interest were repaid in full. As discussed below, on November 9, 2005, Canadian Traffic Network ULC, our indirect wholly owned subsidiary, entered into a $2.0 million loan transaction with one of our stockholders, Metro Networks Communications, Inc. The proceeds of such loan are being used to fund the development and expansion of our Canadian operations pending the completion of this offering. With the exception of this loan, which becomes due and payable upon the earlier of November 9, 2008 or the first anniversary of the closing of this offering, we do not intend to rely on stockholder loans to fund our future operations. At December 31, 2005 we had approximately $0.7 million of cash and cash equivalents and approximately $1.0 million available under our bank overdraft line of credit. At June 30, 2005 we had approximately $50,000 of cash and cash equivalents and approximately $1.0 million available under our bank overdraft line of credit. At June 30, 2004 we had approximately $0.3 million of cash and cash equivalents and at June 30, 2003 we had approximately $0.6 million of cash and cash equivalents. We consider highly liquid investments with a maturity date of less than three months to be cash equivalents. Our functional currencies are Australian dollars and Canadian dollars while for reporting purposes our financial statements are presented in United States dollars.
      We believe that the proceeds of this offering, anticipated cash generated from operations and the availability of debt financing (including our loan agreement with Metro Network Communications, Inc. as described below) will provide sufficient resources to fund our overall operations and meet our liquidity needs during the next 12 months and into the foreseeable future. We expect that our principal liquidity needs during the next 12 months will include approximately $0.6 million in principal and interest payments on long-term debt and approximately $0.2 million in lease payments, approximately $8.9 million in station obligations, and approximately $5.4 million to $7.4 million for capital expenditures, operating expenses and working capital related to the start-up and expansion of our Canadian operations. The capital expenditures related to the start-up and expansion of our Canadian operations include approximately $2.4 million for the purchase of five additional helicopters and other studio broadcast equipment. If purchase money debt financing to fund the purchase of such equipment is available on terms acceptable to us, we may finance the purchase of such equipment, which may expand the timeframe over which payments of the related capital expenditures will be made. Because we have no specific plans in place for expansion into additional international markets, we have not identified costs related to any such expansion as a capital requirement during the next 12 months. Following the next 12 months, we anticipate that cash generated from future operations and the availability of debt financing will be sufficient to satisfy our known contractual obligations, including those set forth in the table of contractual obligations. We currently have no commitments in place for additional debt financing. Our capital requirements depend on many factors, including the acquisition of new network affiliates and/or geographic expansion in Australia and Canada, and the introduction of products in our existing markets. As set forth above, the introduction of news and television products in Australia, and the start of operations in Canada has required and will continue to require significant capital resources. A significant downturn in our existing business may adversely affect our ability to satisfy our contractual obligations or expand our existing business as contemplated. In addition, our long-term business plan includes pursuing additional expansion into additional international markets as opportunities present themselves and as financial resources permit. Pursuing such expansion will likely require capital resources in addition to those identified above, including additional debt or equity financing if available on terms acceptable to us.
      Operating Activities
      Cash flows provided by operating activities were approximately $0.8 million in fiscal year 2003, $10,000 in fiscal year 2004 and $1.8 million in fiscal year 2005. Cash flows used in operating activities were approximately $0.2 million for the six months ended December 31, 2005. Cash flows from operating activities in fiscal year 2003 were primarily from net income and, to a lesser extent, an increase in income taxes payable on fiscal year 2003 net income that was not due until fiscal year 2004 and accounts payable and accrued expenses reduced by an increase in accounts receivable and prepaid expenses. Cash flows provided by operating activities for fiscal year 2004 were primarily from net income and an increase in accounts payable which was offset by a decrease in income taxes payable, which occurred when we paid our fiscal year 2003 taxes in fiscal year 2004 and an increase in accounts receivable. Cash flows provided by operating activities for fiscal year 2005 were primarily from net income as increases in cash from accounts payable and income tax payable were reduced by an increase in accounts receivable. Cash flows used in operating activities for the six month period ended December 31, 2005 were primarily due to the net loss, payment of our 2005 Australian federal taxes and an increase in accounts receivable, which were largely offset by an increase in accounts payable and accrued expenses.
      Because the majority of our operating cash flows for fiscal years 2003, 2004 and 2005 was from net income, the variation in operating cash flows over such periods were primarily due to the same factors that led to variations in net income over the same periods. Specifically, the decrease in net income from fiscal year 2003 to fiscal year 2004, and the resulting decrease in operating cash flows during such periods, was largely due to the temporary negative impact of new network affiliate contracts with Austereo and other network affiliates that we entered into during fiscal year 2004. We incurred significant costs in fiscal year 2004 in order to provide service under such network affiliate contracts while revenues from the contracts took more time to realize. Conversely, the increase in net income from fiscal year 2004 to fiscal year 2005, and the resulting increase in operating cash flows during such periods, was primarily due to increased revenue from the sale of commercial airtime inventory received from network affiliates that joined our Radio Network in fiscal year 2004, including Austereo, without a corresponding increase in fixed operating expenses associated with servicing such network affiliates. To a lesser extent, the variation in operating cash flows for fiscal years 2003, 2004 and 2005 were due to varying amounts of working capital over such periods. We also incurred significant costs during the six month period ended December 31, 2005 as we expanded the provision of our radio new reports and TV reports in Australia and prepared for the introduction of our Canadian operations, as evidenced by our net cash used by operations during such period which is partially offset by an increase in working capital primarily from accounts payable offset by an increase in accounts receivable and payment of our 2005 Australian income taxes.
      Investing Activities
      Cash flows used in investing activities were $0.6 million in fiscal year 2003, $0.2 million in fiscal year 2004 and $0.5 million in fiscal year 2005. Cash flows used in investing activities were $0.9 million for the six month period ended December 31, 2005. Cash flows used in investing activities in fiscal year 2003 consisted of primarily capital expenditures (primarily the purchase of a helicopter) partially reduced by the sale of helicopters. Cash flows used in investing activities in fiscal year 2004 were primarily capital expenditures for broadcast equipment. Cash flows used in investing activities in fiscal year 2005 consisted primarily of capital expenditures mainly for broadcast equipment. Cash flows used in investing activities for the six month period ended December 31, 2005 consisted of capital expenditures related to the purchase of a helicopter to support our Canadian operations and, to a lesser extent, the acquisition of broadcast equipment for Australia and office furniture and equipment for Canada.

     Financing Activities
      Cash flows provided by (used in) financing activities were $0.3 million in fiscal year 2003, ($0.2) million in fiscal year 2004 and ($1.5) million in fiscal year 2005. Cash flows provided by financing activities were $1.8 million for the six months ended December 31, 2005. Cash flows provided by financing activities in fiscal year 2003 were primarily borrowings under a term note to purchase a helicopter, reduced by net repayments under the overdraft line of credit, repayment of shareholder notes payable and dividends paid to shareholders from retained earnings for estimated 2002 calendar year United States tax liabilities. Cash flows used in financing activities in fiscal year 2004 were primarily to repurchase and retire shares and to repay shareholder notes payable, which was mostly offset by a net increase in amounts outstanding under the overdraft line of credit and proceeds from the issuance of long term debt to repurchase and retire shares. Cash flows used in financing activities in fiscal year 2005 were primarily principal payments under existing long term debt obligations, repayment of shareholder notes payable, reductions in the amount outstanding under the overdraft line of credit and the repurchase and retirement of stock. Cash flows provided by financing activities for the six month period ended December 31, 2005 resulted primarily from the $2.0 million loan from Metro Networks Communications, Inc., which is discussed below. Also contributing to such cash flows were advances under the bank overdraft line of credit reduced by scheduled principal payments on the Company’s existing debt and the payment of deferred offering costs.
      On November 9, 2005, Canadian Traffic Network ULC, our indirect wholly-owned subsidiary, entered into a Senior Note Purchase Agreement (the “Loan Agreement”) with Metro Networks Communications, Inc., a Maryland corporation and wholly-owned subsidiary of Metro that holds approximately 18.1% of our common stock. Pursuant to the Loan Agreement, Canadian Traffic Network ULC borrowed $2.0 million pursuant to a promissory note. The note accrues interest at an annual rate of 10.0%. The note matures and is payable in full on the earlier of November 9, 2008 or the first anniversary of the closing of this offering. The Loan Agreement contains typical loan terms regarding the provision of financial information to Metro Networks Communications, Inc. on a scheduled basis, approval by Metro Networks Communications, Inc. of business activities out of the ordinary course of business, Canadian Traffic Network ULC’s agreement not to make material changes in its business or to operate out of its ordinary course of business and Canadian Traffic Network ULC’s agreement to refrain from incurring indebtedness, excepting certain permitted indebtedness. Additionally, Canadian Traffic Network ULC agreed not to compete with Metro in the United States. Canadian Traffic Network ULC granted a security interest to Metro Networks Communications, Inc. in all of its assets, except for future-acquired helicopters financed by unrelated third-parties, as security for the loan. Global Traffic Network, Inc., Global Traffic Canada, Inc. and The Australia Traffic Network guaranteed Canadian Traffic Network ULC’s obligations under the Loan Agreement. In addition, Canadian Traffic Network ULC entered into a three-year agreement with another affiliate of Metro whereby that affiliate serves as our non-exclusive sales representative for sales of commercial airtime inventory to advertisers located in the United States and we similarly serve as the Metro affiliate’s non-exclusive sales representative for sales to advertisers located in Canada. The agreement also prohibits us from competing with Metro in the United States during the term of the agreement. Canadian Traffic Network ULC additionally entered into a Traffic Data Agreement with the Metro affiliate whereby Canadian Traffic Network ULC agreed to provide traffic data to the Metro affiliate on a non-exclusive basis. The proceeds of the loan are to be used to partially fund our commencing operations in Canada.
      Through the Australia Traffic Network, we have in place a $1.5 million bank overdraft line of credit facility that expired on December 12, 2005, but has been verbally extended for an additional one year period subject to formal documentation. Interest on amounts outstanding under the facility is variable at the ANZ Mortgage Index rate plus 0.83% (8.5% at December 31, 2005) and is secured by all assets of The Australia Traffic Network. The facility contains covenants relating to dividends, liens, indebtedness, capital expenditures and interest coverage and leverage ratios. At December 31, 2005, the balance of the bank overdraft was approximately $0.5 million and approximately $1.0 million was available to us. We have applied to extend the overdraft line of credit facility for an additional one year period and to increase the amount available under the facility to approximately $2.2 million. The facility is denominated in Australian dollars and the dollar amounts above have been translated into United States dollars.

      We used the bank overdraft line of credit to finance the purchase of two additional helicopters in April 2005. In September 2005, we refinanced these helicopters under a bank term loan in the original principal amount of approximately $1.4 million. The outstanding principal amount of this term loan accrues interest at a fixed annual rate of 6.97%, and we are required to make monthly principal and interest payments under the loan of approximately $27,000. The loan, which matures on September 6, 2010, is secured by the two helicopters. As of December 31, 2005, the outstanding principal amount of this loan was approximately $1.2 million.
      In November 2003, we financed the purchase of a helicopter under a bank term loan in the original principal amount of approximately $0.5 million. The outstanding principal amount of this term loan accrues interest at a fixed annual rate of 8.43%, and we are required to make monthly principal and interest payments under the loan of approximately $12,000. The loan, which matures on November 6, 2008, is secured by the helicopter. As of December 31, 2005, the outstanding principal amount of this loan was approximately $0.3 million.
      We have two financing leases in place under which we have financed the purchase of automobiles. The financing leases accrue interest at 7.67% and 6.99% per year, respectively, and we are required to make monthly principal and interest payments of approximately $2,000 under each of these financing leases. The financing leasing lease mature on August 25, 2010 and April 16, 2008, respectively.
      Income Taxes. Prior to the consummation of the Share Exchange, The Australia Traffic Network, an Australian corporation, paid federal income taxes in Australia. The United States shareholders of The Australia Traffic Network recorded their share of The Australia Traffic Network’s income on their personal income tax returns and received deduction on their United States federal income tax returns for the Australian taxes paid. Because Australian income taxes are generally lower than United States income taxes, a tax liability was passed on to each United States shareholder. In addition, the Australia tax code does not currently recognize tax free mergers or reorganizations. The Australia Traffic Network’s former shareholders will be liable for the tax triggered by the Share Exchange. Prior to the date of this prospectus, we issued the Share Exchange Notes, in an aggregate amount of $1.4 million, to the The Australia Traffic Network shareholders. The Share Exchange Notes are intended to cover the estimated tax consequences to such shareholders of the Share Exchange. We estimate that the aggregate amount of these liabilities is $1.4 million.
      We operate as a United States corporation with wholly-owned operating subsidiaries in both Australia and Canada. We will pay income taxes in those countries as well as in the United States. The current federal statutory tax rate is 30.0% in Australia while the estimated effective combined federal and provincial tax rate is approximately 37% in Canada, and the estimated federal tax rate in the United States is approximately 35%.
Contractual Commitments
      The table below sets forth our contractual obligations as of June 30, 2005:

	Payments due by period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(in thousands)
Long-Term Debt Obligations	2,215	479	1,109	627	—
Interest on Long-Term Debt Obligations	404	165	200	39	—
Operating Lease Obligations	1,748	236	446	475	591
Station Obligations	15,947	8,859	7,088	—	—

Total	$20,314	$9,739	$8,843	$1,141	$591
Historical and Pro Forma Consolidated Financial Data
      The actual historical data for Global Traffic Network, Inc. and The Australia Traffic Network set forth in the tables below has been derived from the audited financial statements of Global Traffic Network, Inc. for the partial fiscal year ended June 30, 2005, the unaudited financial statements of Global

Traffic Network, Inc. for the six month period ended December 31, 2005 and the audited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2005, 2004 and 2003, and the unaudited financial statements for the six month periods ended December 31, 2005 and 2004, which are included elsewhere in this prospectus. The pro forma consolidated balance sheet data set forth in these tables has been derived from the audited financial statements of Global Traffic Network, Inc. for the partial fiscal year ended June 30, 2005 and the unaudited financial statements for the six months ended December 31, 2005, the audited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2005 and 2004 and the unaudited financial statements for the six month period ended December 31, 2005, all of which are included elsewhere in this prospectus. The pro forma consolidated statement of income data set forth in these tables has been derived from the audited financial statements of Global Traffic Network, Inc. for the partial fiscal year ended June 30, 2005 and the unaudited financial statements for the six months ended December 31, 2005, the audited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2005, 2004 and 2003 and the unaudited financial statements for the six months ended December 31, 2005 and 2004, all of which are included elsewhere in this prospectus. The pro forma consolidated statement of cash flows data set forth in these tables has been derived from the audited financial statements of Global Traffic Network, Inc. for the partial fiscal year ended June 30, 2005 and the unaudited financial statements for the six months ended December 31, 2005, the audited financial statements of The Australia Traffic Network for the fiscal years ended June 30, 2005, 2004 and 2003 and the unaudited financial statements for the six months ended December 31, 2005 and 2004, all of which are included elsewhere in this prospectus.
      In the opinion of management, the unaudited balance sheet data for the periods ended December 31, 2005 and 2004, the unaudited statement of income data for the six month periods ended December 31, 2005 and 2004, and the unaudited statement of cash flows data for the six month periods ended December 31, 2005 and 2004 have been prepared on a basis consistent with the audited financial statements and include all adjustments necessary for a fair presentation of the results of operations for the periods presented.
      The Australia Traffic Network was formerly a separate entity which was controlled by the same shareholder base that controls us. Pursuant to a Securities Exchange Agreement dated December 13, 2005 among us, The Australia Traffic Network and the holders of all of the outstanding ordinary shares of The Australia Traffic Network, and prior to the date of this prospectus, we exchanged 4,000,000 shares of our common stock and issued an aggregate of $1.4 million in promissory notes to The Australia Traffic Network shareholders for all of the outstanding ordinary shares of The Australia Traffic Network, after which The Australia Traffic Network became our wholly-owned subsidiary. Those promissory notes, which are intended to cover the estimated tax consequences to such shareholders of the Share Exchange, will be paid in their entirety on the closing date of this offering out the net proceeds of this offering. The pro forma consolidated data assumes that the Share Exchange, including the issuance of the promissory notes, was completed on July 1, 2004. All intercompany transactions and balances have been eliminated and the pro forma adjustments to the historical balance sheet data of Global Traffic Network and The Australia Traffic Network attributed to the Share Exchange have been separately identified in the pro forma consolidated balance sheet data. There are no adjustments attributed to the Share Exchange that impact the pro forma consolidated statements of income or statements of cash flows. The pro forma as adjusted consolidated data further assumes that the proceeds of this offering, net of discounts, commissions and estimated offering expenses, have been received by us and that we have used $1.4 million of the net proceeds from this offering to repay the Share Exchange Notes in their entirety, but does not take into account any other activity after December 31, 2005.
      The selected historical financial data set forth below should be read together with the financial statements and the related notes, appearing elsewhere in this prospectus.

GLOBAL TRAFFIC NETWORK, INC.
PRO FORMA CONSOLIDATED BALANCE SHEETS

	As of December 31,					As of June 30,

	Actual	Actual				Actual	Actual				Actual
	GTN	ATN	Adjustments		Pro Forma	GTN	ATN	Adjustments		Pro Forma	ATN

	2005	2005			2005	2005	2005			2005	2004

	(Unaudited)	(Unaudited)			(Unaudited)					(Unaudited)
	(Amounts in thousands, except share amounts)
ASSETS:
Current Assets:
Cash and cash equivalents	$671	$1			$672	$25	$26			$51	$318
Accounts receivable net of allowance for doubtful accounts of $0, $0 and $15 at June 30, 2004, 2005 and December 31, 2005 (ATN and Pro Forma)	—	3,701			3,701	—	3,391			3,391	2,161
Prepaids and other current assets	73	225			298	5	49			54	60
Current tax asset	—	14			14
Due from related parties	—	465	(465	)(a)	—	—	170	(170	)(a)	—	4
Deferred tax assets	—	100			100	—	112			112	50

Total current assets	744	4,506			4,785	30	3,748			3,608	2,593
Property and equipment, net	729	2,652			3,381	—	2,724			2,724	1,100
Intangibles	—	20			20	—	21			21	14
Deferred offering costs	462	—			462	83	—			83	—
Deferred tax assets	—	77			77	—	73			73	45
Other assets	—	103			103	—	107			107	96

Total assets	$1,935	$7,358			$8,828	$113	$6,673			$6,616	$3,848

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$—	$485			$485	—	$184			$184	$349
Accounts payable and accrued expenses	360	3,344			3,704	105	2,405			2,510	1,643
Deferred revenue	—	38			38	—	111			111	108
Income taxes payable	—	10			10		383			383	4
Due to related parties	465	—	(465	)(a)	—	170	4	(170	)(a)	4	—
Due to shareholders	—	—	1,400	(c)	1,400	—	—	1,400	(c)	1,400	—
Current portion of long term debt	—	537			537	—	295			295	264
Current portion of shareholder notes payable	—	—			—	—	22			22	123

Total current liabilities	825	4,414			6,174	275	3,404			4,909	2,491
Bank overdraft line of credit	—	—			—	—	1,097			1,097	—
Long term debt, less current portion	—	1,541			1,541	—	639			639	851
Shareholder notes payable, less current portion	2,000	—			2,000	—	—			—	107
Other liabilities	6	185			191	—	175			175	86

Total liabilities	2,831	6,140			9,906	275	5,315			6,820	3,535

	As of December 31,					As of June 30,

	Actual	Actual				Actual	Actual				Actual
	GTN	ATN	Adjustments		Pro Forma	GTN	ATN	Adjustments		Pro Forma	ATN

	2005	2005			2005	2005	2005			2005	2004

	(Unaudited)	(Unaudited)			(Unaudited)					(Unaudited)
	(Amounts in thousands, except share amounts)
Common stock, ATN, statutory no par value; 500,000 ordinary shares authorized; 135,453 and 145,315 shares issued and outstanding as of June 30, 2005 and 2004, respectively and 135,453 issued and outstanding as of December 31, 2005; GTN, $.001 par value, 100,000,000 authorized; 3,684,603 issued and outstanding (actual) and 8,500,000 issued and outstanding (pro forma) June 30, 2005 and 4,500,000 issued and outstanding (actual) and 8,500,000 issued and outstanding (pro forma)December 31, 2005	3	535	(529	)(b)	9	—	535	(526	)(b)	9	574
Preferred stock, GTN, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2005 and December 31, 2005	—	—			—	—	—			—	—
Additional paid in capital	—	—	(871	)(b)(c)	(871)	—	—	(874	)(b)(c)	(874)	—
Accumulated other comprehensive (loss) income	(4)	275			271		320			320	279
(Accumulated deficit) retained earnings	(895)	408			(487)	(162)	503			341	(540)

Total shareholders’ (deficit) equity	(896)	1,218			(1,078)	(162)	1,358			(204)	313

Total liabilities and shareholders’ (deficit) equity	$1,935	$7,358			$8,828	$113	$6,673			$6,616	$3,848

(a)	Reflects the elimination of intercompany receivable/payable between entities upon consolidation.

(b)	Reflects the issuance of 4,000,000 shares of Global Traffic Network, Inc. at par value and the elimination of The Australia Traffic Network share capital.

(c)	Reflects the issuance of $1.4 million of Share Exchange Notes.

GLOBAL TRAFFIC NETWORK, INC.
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

					Period
					May 16, 2005
	Six Months Ended December 31,				(Inception) to	Year Ended June 30,
					June 30,
	Actual	Actual		Actual	Actual	Actual		Actual	Actual
	GTN	ATN	Pro Forma	ATN	GTN	ATN	Pro Forma	ATN	ATN

	2005	2005	2005	2004	2005	2005	2005	2004	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
	(Amounts in thousands, except share and per share amounts)
Revenues	$—	$9,336	$9,336	$7,842	$—	$15,380	$15,380	$11,154	$5,709

Operating expenses	138	6,500	6,638	4,119	29	8,679	8,708	7,871	2,369
Selling, general and administrative expenses	593	2,440	3,033	1,851	133	4,042	4,175	2,750	2,003
Depreciation and amortization expense	3	254	257	123	—	282	282	205	117

Net operating (loss) income	(734)	142	(592)	1,749	(162)	2,377	2,215	328	1,220
Interest expense	27	90	117	58	—	99	99	93	23
Other expense (income)	(28)	1	(27)	(4)	—	(18)	(18)	29	17

Net (loss) income before income taxes	(733)	51	(682)	1,695	(162)	2,296	2,134	206	1,180
Income tax expense	—	20	20	515	—	698	698	74	348

Net (loss) income	$(733)	$31	$(702)	$1,180	$(162)	$1,598	$1,436	$132	$832

(Loss) income per common share:
Basic and diluted	$(0.19)	$(0.23)	$(.08)	$8.48	$(0.04)	$11.64	$0.17	$0.88	$5.25
Weighted average common shares outstanding:
Basic and diluted	3,923,904	135,453	8,500,000	139,152	3,684,603	137,302	8,500,000	149,658	158,344

GLOBAL TRAFFIC NETWORK, INC.
PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOWS

					Period
					May 16,
					2005
					(Inception)
	Six Months Ended December 31,				to	Year Ended June 30,
					June 30,
	Actual	Actual		Actual	Actual	Actual		Actual	Actual
	GTN	ATN	Pro Forma	ATN	GTN	ATN	Pro Forma	ATN	ATN

	2005	2005	2005	2004	2005	2005	2005	2004	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
	(Amounts in thousands)
Cash flows from operating activities:
Net (loss) income	$(733)	$31	$(702)	$1,180	$(162)	$1,598	$1,436	$132	$832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	254	257	123	—	282	282	205	117
Allowance for doubtful accounts	—	15	15	—	—	—	—	—	—
Gain on sale of assets	—	—	—	—	—	—	—	—	(96)
Changes in assets and liabilities:
Accounts receivable	—	(325)	(325)	(1,329)	—	(1,230)	(1,230)	(950)	(364)
Deferred taxes, net	—	8	8	(12)	—	(90)	(90)	(51)	(4)
Prepaid and other current assets and other assets	(68)	(149)	(217)	(20)	(5)	—	(5)	186	(227)
Accounts payable and accrued expenses and other liabilities	261	924	1,185	607	105	895	1,000	799	197
Deferred revenue	—	(73)	(73)	87	—	3	3	8	23
Income taxes payable	—	(387)	(387)	418	—	379	379	(320)	324

Net cash (used in) provided by operating activities	(537)	298	(239)	1,054	(62)	1,837	1,775	9	802

Cash flows from investing activities:
Purchase of property and equipment, net	(732)	(119)	(851)	(172)	—	(534)	(534)	(193)	(794)
Intangibles	—	—	—	(8)	—	(7)	(7)	—	(11)
Net proceeds from sale of property and equipment, net	—	—	—	—	—	—	—	—	254

Net cash used in investing activities	(732)	(119)	(851)	(180)	—	(541)	(541)	(193)	(551)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	—	—	—	—	—	—	577	671
Repayment of long term debt	—	(314)	(314)	(27)	—	(181)	(181)	(234)	(12)
Net proceeds (repayments) of bank overdraft line of credit	—	576	576	(349)	—	(440)	(440)	349	(149)
Repayment of shareholder notes payable	—	(22)	(22)	(112)	—	—	—	—	—
Borrowings from shareholders	2,000	—	2,000	—	—	(208)	(208)	(107)	(199)
Dividends paid	—	(104)	(104)	—	—	(44)	(44)	(39)	(67)
Deferred offering costs	(379)	—	(379)	—	(83)	—	(83)	—	—
Due to (from) related parties, net	295	(295)	—	(5)	170	(162)	8	(4)	7
Proceeds from issuance of stock	3	—	3	—	—	—	—	—	—
Shares repurchased and retired	—	—	—	(594)	—	(594)	(594)	(744)	—

Net cash provided by (used in) financing activities	1,919	(159)	1,760	(1,087)	87	(1,629)	(1,542)	(202)	251

Effect of exchange rate changes on cash and cash equivalents	(4)	(45)	(49)	59	—	41	41	55	138
Net increase (decrease) in cash and cash equivalents	646	(25)	621	(154)	25	(292)	(267)	(331)	640
Cash and cash equivalents at beginning of fiscal year	25	26	51	318	—	318	318	649	9

Cash and cash equivalents at end of fiscal period	$671	$1	$672	$164	$25	$26	$51	$318	$649

Supplemental disclosures of cash flow information:
Cash paid during fiscal period for:
Interest	$—	$95	$95	$57	$—	$129	$129	$143	$107

Income taxes	$—	$396	$396	$169	$—	$409	$409	$479	$61

Noncash financing and investing activities:
Property acquired under long-term debt	$—	$63	$63	$—	$—	$1,372	$1,372	$—	$85

Critical Accounting Policies
      The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. We evaluate these estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
      We consider the following accounting policies to be those most important to the portrayal of our results of operations and financial condition:
      Revenue Recognition. Revenue is earned and recognized at the time commercial advertisements are broadcast. Payments received in advance or amounts invoiced in advance are deferred until earned and such amounts are included as a component of deferred revenue in the accompanying balance sheets. All revenue pertains to cash sales and the company recognized no revenue related to the bartering of goods and services. The Company determines that commercial advertisements are broadcast based on the announcers’ written verification on the broadcast log. The broadcast log is a schedule of station, time and advertiser for each report that an announcer broadcasts. The broadcast logs are generated by the Company’s scheduling department through its automated scheduling system, based on advertising sales orders and the stations scheduled report times.
      Cash and cash equivalents. We consider all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.
      Accounts Receivable. Accounts receivable are recorded at the invoice amount and are not interest bearing. We perform credit evaluations of our new advertisers and generally require no collateral. We provide for losses from uncollectible accounts based on analyzing historical data and current trends and such losses have historically been minimal or nonexistent. Past due amounts are written off against the allowance for doubtful accounts when collection is deemed unlikely and all collection efforts have ceased. Management has determined that an allowance for doubtful accounts is unnecessary as of June 30, 2005 and 2004 and has established an allowance of $15,000 as of December 31, 2005.
      Income taxes. We have adopted the Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carry-forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in the statement of income in the period that included the enactment. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not. Currently, 100% of the United States and Canada tax loss carry forwards generated by us are allowed for since it is unclear whether the Company will ever have United States income to utilize the tax loss carry forwards (as opposed to foreign source income) and it is not yet reasonably certain that Canada will be profitable in the future to utilize the Canadian tax loss carry forwards.
Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB), issued statement No. 123R “Share-Based Payment” (SFAS 123(R)), which is a revision of Statement No. 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25,

“Accounting for Stock Issued to Employees” (APB Opinion No. 25), and amends FASB Statement No. 95, “Statement of Cash Flows”. SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements as compensation expense determined by their fair values. SFAS 123(R) will be effective for us beginning January 1, 2006, our third fiscal quarter of fiscal 2006. We are in the process of evaluating the impact adoption of SFAS 123(R) will have on our financial statements.
Quantitative and Qualitative Disclosures About Market Risk
      We are exposed to market risks. Market risk is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We do not enter into derivative or other financial instruments for speculative purposes.

Interest Rate Risk
      We are subject to market risk exposure related to changes in interest rates. Our financial instruments include cash and cash equivalents and long-term debt. We consider all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. We have no derivative financial instruments in our cash and cash equivalents. Our total outstanding long-term debt as December 31, 2005 was approximately $4.1 million. Of the outstanding long-term debt, approximately $0.4 million consists of a variable interest rate while the remainder was subject to a fixed interest rate. In addition, we had approximately $0.5 million outstanding under our bank overdraft line of credit that bears interest at a variable rate. On November 9, 2005, Canadian Traffic Network ULC, our indirect wholly-owned subsidiary, entered into the Loan Agreement with Metro Networks Communications, Inc. pursuant to which we borrowed $2.0 million under to a promissory note. The note matures and is payable in full on the earlier of November 9, 2008 or the first anniversary of the closing of this offering and accrues interest at an annual rate of 10.0%. We do not see the variable interest rate long-term debt as a significant interest rate risk. Assuming our level of borrowings (including the bank overdraft line of credit) as of December 31, 2005, a one percentage point increase in interest rates under these borrowings would have increased our interest expense for fiscal year 2005 by approximately $10,000.

Foreign Currency Exchange Risk
      We have significant foreign subsidiaries located in Australia and Canada. The assets and liabilities of these subsidiaries are denominated in Australian and Canadian dollars, respectively, and as such are translated into United States dollars at the exchange rate in effect at the balance sheet date. Income statement amounts are translated from Australian or Canadian dollars to United States dollars based on the average exchange rate for each quarterly period covered. Assets and liabilities are converted based on the exchange rate as of the applicable balance sheet date. Foreign currency translation adjustments occur when the income statement and balance sheet are converted at different exchange rates and are recognized as other comprehensive income or loss in the financial statements. We do not currently hedge commitments with our foreign subsidiaries.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.

DESCRIPTION OF THE BUSINESS
Overview of Our Business and Our History
      We began providing customized traffic reports to radio stations in Australia in 1997. We currently provide customized traffic and news reports to radio and television stations in Australia and began providing customized traffic reports to radio stations in Canada in December 2005. In exchange for providing these services and, in certain circumstances, additional cash consideration, television and radio stations provide us with commercial airtime inventory that we sell to advertisers. Because we incur all costs related to the preparation and transmission of our traffic and news reports and we provide our services in exchange for advertising inventory, radio and television stations incur no out-of-pocket costs when contracting for our services. In January 2006, we generated less than $10,000 from our newly commenced Canadian operations. Although we are a Delaware corporation with principal offices located in New York, New York, we do not provide nor do we intend to provide traffic or news reports to radio or television stations in the United States.

•	Our Australian operations are conducted by The Australia Traffic Network Pty Limited, an Australian proprietary company organized on June 20, 1997 and registered under the Corporations Act of Australia (“The Australia Traffic Network”). The Australia Traffic Network formerly was a separate entity which was controlled by the same shareholder base that controls us. On the date of this prospectus, we exchanged 4,000,000 shares of our common stock and issued an aggregate of $1.4 million in promissory notes to The Australia Traffic Network shareholders for all of the outstanding ordinary shares of The Australia Traffic Network (the “Share Exchange”), after which The Australia Traffic Network became our wholly-owned subsidiary. Those promissory notes (the “Share Exchange Notes”), which are intended to cover the estimated tax consequences to such shareholders of the Share Exchange, will be paid in their entirety on the closing date of this offering out of the net proceeds of this offering. See “Prospectus Summary — Conventions and Assumptions Used in this Prospectus.”

•	Our Canadian operations are conducted by our wholly owned subsidiary, Global Traffic Canada, Inc., a Delaware corporation incorporated on May 20, 2005 that operates through its wholly owned subsidiary, Canadian Traffic Network ULC, an Alberta business corporation formed on July 5, 2005.
      Global Traffic Network, Inc., incorporated on May 16, 2005, is a holding company and conducts no operations. Unless we indicate otherwise, the discussions below regarding our financial condition and results of operations presents information on a pro forma consolidated basis which assumes that the Share Exchange, including the issuance of the Share Exchange Notes, has been completed such that (i) our authorized capital is as set forth under “Description of Capital Stock,” and (ii) that The Australia Traffic Network and Global Traffic Canada, Inc. are each wholly-owned subsidiaries of ours. In that regard, our pro forma consolidated balance sheet data as of December 31, 2005 reflects the Share Exchange, including issuance of the Share Exchange Notes, and discussions in this prospectus regarding our financial information reflect such information on a pro forma consolidated basis giving effect to the Share Exchange. All inter-company transactions and balances have been eliminated.
      Substantially all of our historical revenue has been generated in Australia by sales of the commercial airtime inventory that we receive from radio stations. We provide traffic reporting services to 64 radio stations in 17 Australian markets. We have recently begun using our radio traffic reporting services as a platform to launch general news reporting services to radio stations in Australia, currently serving ten radio stations in five Australian markets. We also provide traffic reports and video traffic and news footage to 12 television stations in seven Australian markets and we expect to begin providing such services to five additional television stations in these markets by the end of June 2006. In addition, we have contracts to provide radio traffic reporting services to 35 radio stations in seven Canadian markets and commenced providing radio traffic reports to certain of these radio stations in December 2005. Although we currently have no agreements to do so, we intend to provide general news reporting services to radio stations in

Canada, in addition to traffic reporting services, and video traffic and news footage to television stations once our Canadian radio traffic reporting services have taken hold.
The Services We Provide — Radio Traffic Reports, Radio News Reports and TV Reports
      The information reports we provide to radio and television stations are divided into three categories based on the content of the report and the medium in which it is delivered.

•	Radio traffic reports: Through our information-gathering infrastructure and the use of external traffic information services, we provide daily scheduled customized traffic reports to radio stations that contract to receive our services.

•	Radio news reports: We have recently commenced building upon our radio traffic reports platform to provide general news reports to radio stations that complement our customized traffic reports.

•	TV reports: In early 2005, we began providing regularly scheduled video traffic reports to television stations. In addition, because our aircraft are often already in the air covering traffic conditions, they are often first to arrive at the scene of a breaking news story. In a strategic effort to expand our reach into the television markets, we have been using this on-the-scene presence to compile video footage of such breaking news, which we presently provide to 12 television stations that contract for our regularly scheduled TV reports. We have arrangements to provide TV reports to five additional television stations and expect to be delivering reports to all such stations by the end of June 2006.
      The radio stations that contract to receive our radio traffic reports and radio news reports become members of our “Radio Network.” Likewise, the television stations that contract to receive our TV reports become members of our “TV Network.” Collectively, we refer to the members of these networks as our “network affiliates.” We offer all three categories of information reports to our network affiliates in Australia, but will initially offer only radio traffic reports to our network affiliates in Canada. We intend to add radio news reports and TV reports to our Canadian operations as our operations expand.

Preparation of Our Information Reports
      We gather traffic and general news data utilizing our information-gathering infrastructure which includes helicopters, airplanes, mobile units, cellular phones and remote camera systems positioned on aircraft. We also gather information through various Australian government-based traffic tracking systems, a contract with Austereo for news content, and other services, including sensors and remote camera systems positioned at strategically located ground positions. The information is then processed, written into broadcast copy and entered into our computer systems by our local writers and producers. Our professional broadcasters then read the customized reports on the air.
      Our information-gathering infrastructure and the flexibility created by our ability to provide services 24 hours per day, seven days per week, to our network affiliates enable us to respond to changing conditions and enable network affiliates to provide their listeners with accurate up-to-the-minute information. For example, responding to numerous radio station requests during the Canberra wild fires of 2003, our Sydney operations center provided video coverage and reports to stations, affiliated and non-affiliated, throughout the country and the world.
      As a result of our extensive network of operations and broadcasters, we often report important news stories and provide our network affiliates with live coverage of these stories. We are able to customize and personalize our reports of breaking stories using our network affiliates’ call letters from the scene of news events.
      We believe that our aircraft and other information-gathering technology and broadcast equipment have allowed us to provide high quality programming, enabling us to retain and expand our base of network affiliates. In the aggregate, we utilize approximately seven fixed-wing aircraft, three helicopters, four airborne camera systems and ten broadcast studios in Australia. In Canada, we anticipate utilizing six helicopters and three fixed wing aircraft by the end of March 2006 to support our current Affiliate Contracts and operating six initial studios throughout the country.

Delivery of Our Information Reports
      Through our information-gathering infrastructure, we provide daily scheduled customized information reports to network affiliates utilizing our own on-air broadcasters. We customize our information reports to meet each network affiliate’s requirements with respect to the number of information reports broadcast per day, the length of the information report, the time of the broadcast and the content of the information report, including the geographic area covered by the information report. We typically work closely with our network affiliates’ program directors, news directors, and general managers to ensure that we meet their specifications and quality standards. Our network affiliates participate in the selection of the on-air broadcasters for their stations to ensure that the broadcaster’s style is appropriate for their stations’ formats. Our broadcasters often become integral “on-air personalities” on our network affiliates’ stations as a result of their on-air presence and interaction with the stations’ on-air personnel. In order to realize operating efficiencies, we endeavor to utilize our professional broadcasters on multiple stations within a particular market. Generally, each of our broadcasters delivers information reports to between two and four of our network affiliates, although on occasion we provide exclusive talent for a network affiliate.
      Due to the customized nature of our information reports and the fact that we do not require network affiliates to identify us as the supplier of the information reports, each network affiliate may present that the information reports we provide as if the network affiliate had generated such information report with its own resources. As a result, multiple network affiliates in a single market may intimate that the helicopters, fixed-wing aircraft and on-air broadcasters are those of the network affiliate.
Our Radio and TV Networks
      Our services appeal to radio and television stations because we provide information reports in exchange for commercial airtime inventory at no out-of pocket cost to stations. Once we have established an infrastructure for information gathering, our cost of adding additional network affiliates to our Networks is marginal. While we typically provide our services to network affiliates pursuant to short term contracts that generally range from one to three years, we also deliver information reports to several of our Australian network affiliates pursuant to unwritten arrangements that may be construed as being cancelable at will. Due to the short term nature of these arrangements, we are vulnerable at all times to competition from other providers of information reporting services and from stations that may elect to prepare and deliver their own information reports.

      Australia. To date, the majority of our operations has been comprised of providing radio traffic reports to our network affiliates in Australia and selling the resulting radio commercial airtime we receive in exchange for these information reports. In July 2005, we began providing radio news reports on ten radio stations throughout our five largest Australian markets under an agreement we entered into with Austereo Pty Ltd (“Austereo”), the largest radio broadcaster in Australia. See “Generating Revenue Through Advertising Sales — Significant Suppliers.” The number of network affiliate stations currently comprising our Networks and the number of Australian markets in which we operate are set forth below:

	Number of
Australia	Network Affiliate Stations	Number of Markets

Radio traffic reports	64	17
Radio news reports	10	5
TV reports	12	7
Additionally, we have arrangements to provide radio traffic reports to two additional radio stations and TV reports to five additional television stations in Australia. We expect to be servicing all such additional radio stations and television stations by the end of March 2006 and June 2006, respectively.
      Our ten largest Australian markets are set forth on the map below, together with the number of radio and television stations in each of these markets to which we have arrangements to provide information reports. We also provide radio traffic reports to 14 additional stations in seven other smaller markets in Australia.
      The number of radio station network affiliates has grown in Australia from seven as of December 31, 1997 to 64 as of June 30, 2005. In addition, our relationships with numerous radio and television stations within a particular Australian market create economies of scale which allow us to utilize a wide array of professional broadcasters, information-gathering equipment and technology and extended hour operations less expensively than if we had a relationship with only one individual station or group in a particular market.

      Canada. We began developing the infrastructure to support our Canadian operations in May 2005. On October 21, 2005, we entered into an agreement with Corus Entertainment, Inc. (“Corus”), one of the largest radio broadcasters in Canada, to provide radio traffic reports on 24 radio stations throughout seven Canadian markets. See “Generating Revenue Through Advertising Sales — Significant Suppliers.” We began delivering radio traffic reports to certain of our Canadian network affiliates and accumulating related commercial airtime inventory in December 2005. In January 2006, we generated less than $10,000 of revenue. The number of network affiliate stations currently comprising our Networks and the number of Canadian markets in which we have contracted to provide services are set forth below:

	Number of
Canada	Network Affiliate Stations	Number of Markets

Radio traffic reports	35	7
      Each of our Canadian markets is set forth on the map below, together with the number of radio stations in each of these markets.
      Our Canadian operations will be conducted by our wholly owned subsidiary, Global Traffic Canada, Inc., a Delaware corporation that will operate through its wholly owned subsidiary, Canadian Traffic Network ULC, an Alberta business corporation.
      Potential Additional Markets. We intend to expand into additional international markets as opportunities present themselves and as our financial resources permit. In addition, we have entered into a three-year agreement with Metro Networks Communications, Limited Partnership, a Delaware limited partnership and an affiliate of Metro Networks Communications, Inc., one of our stockholders. Metro Networks Communications, Limited Partnership and Metro Networks Communications, Inc. are subsidiaries of Metro Networks, Inc. (“Metro”), a provider of traffic and information reports to radio and television stations primarily in the United States and a wholly-owned subsidiary of Westwood One, Inc. Under this agreement, Metro Networks Communications, Limited Partnership serves as our non-exclusive sales representative for sales of commercial airtime inventory to advertisers located in the United States and we similarly serve as its non-exclusive sales representative for sales to advertisers located in Canada. The agreement prohibits us from competing with Metro in the United States during the term of the agreement. See “Certain Relationships and Related Transactions.” We do not plan to expand our operations into the United States.
Generating Revenue Through Advertising Sales
      In exchange for our information reports, our network affiliates provide us with commercial airtime inventory that we sell to advertisers. Certain of our network affiliate contracts require that we supplement our provision of information reports with cash payments. Our decision to pay cash to a network affiliate, and the amount of any such payment, will depend on, among other things, the number of stations subject to a network affiliate contract, the listener reach of such stations and the amount of commercial airtime inventory we receive pursuant to the network affiliate contract. Our large network of network affiliates in Australia allows us to offer advertisers the opportunity to reach a broad-based, local, regional or national audience through a single purchase of commercial airtime inventory from us.
      Our typical radio advertisement on the Radio Network consists of an eight to ten second commercial message presented immediately prior to, in the middle of, or immediately following a regularly scheduled Information Report. Because we have contracted with the majority of radio station network affiliates in each of our Australian markets, we believe that our radio traffic reports reach more people, more often, in a higher impact manner than can be achieved using any other advertising medium. We package our commercial airtime inventory on a network basis, covering all of our network affiliates in relevant markets nationwide, and combine the commercial airtime inventory from network affiliates into multiple “sponsorship” packages that we then sell as an information sponsorship package to advertisers. These sponsorship packages are run on a percentage-based rotation such that each advertiser receives its pro rata share of advertisements sold by us for broadcast on each of the network affiliates’ stations throughout the Radio Network on a local, regional or national basis, primarily during prime morning and afternoon drive periods.
      Imbedded Nature of Advertising. We position advertisements within or adjacent to our information reports such that advertisers’ messages are broadcast along with regularly scheduled programming primarily during peak morning and afternoon drive times when a majority of the radio audience is listening. Because our information reports are actively sought out by listeners, the advertisements imbedded in our reports will not be avoided by a listener changing stations or “tuning out” like a traditional advertising message. Most of our traffic advertisements are read live by our on-air broadcasters, providing our advertisers with the added benefit of an implied endorsement for their product.
      Advertising on a Network Basis. Because we have numerous network affiliates in each of our markets, we believe that sponsorship package advertisements enable advertisers to reach more listeners, more often, in a higher impact manner than can be achieved through other advertising media. According to AC Nielsen, our Australian traffic reports on the Radio Network, broadcast daily, are heard by approximately seven million people (age ten and over) and we believe our information sponsorship packages on the Radio Network reach, on average, over 80% of the commercial radio listeners in each of our Australian markets. Our large Network offers advertisers the opportunity to reach a broad-based local, regional or national audience, through a single purchase of commercial airtime inventory from us. As such, we believe that selling commercial airtime inventory on a Network basis in sponsorship packages typically appeals to advertisers seeking a broader demographic reach than that delivered by individual radio stations, which generally deliver an audience with narrow, specific demographic characteristics. In addition, because we sell our commercial airtime inventory exclusively on a Network basis, rather than station by station, we do not believe our advertising products compete directly with those offered by our local radio station network affiliates. We believe that this corporate policy is a key factor in maintaining our relationships with network affiliates.
      Sales of Our Commercial Airtime Inventory. In each of the Australian markets in which we conduct operations, we maintain an advertising sales office as part of our operations center. Our advertising sales force is able to sell available commercial airtime inventory for each of our Networks in any and all of our markets in addition to selling such inventory in each local market, which we believe affords our sales representatives an advantage over certain of their competitors. For example, an airline advertiser can purchase commercial airtime inventory in multiple markets from our local sales representative in the city in which the airline is headquartered. Our advertising sales force in Australia is comprised of approximately 15 sales representatives. The number of sales representatives in an individual market ranges from zero to eight depending on the size of the market and the number of potential national and regional advertising clients headquartered in the market. Specialized programs and marketing campaigns, which support nationwide sales and other special forms of advertising, are managed from our Australian headquarters in Sydney, Australia. In Canada, we currently have a corporate and sales office in Toronto and marketing offices in Montreal and Vancouver and intend to expand our sales force as our operations expand.
      Although the majority of our advertising customers effect their purchase of commercial airtime inventory from our sales force through advertising agencies as a matter of course, we have historically focused on maintaining direct relationships with our advertising customers. We believe that maintaining direct relationships with our advertisers insures that our relationships remain intact when advertising agency changes are made.
      Due to the number of our Australian markets, our reach within each of these markets and the range of services that we provide, we have garnered a broad base of advertising clients in a diverse group of industries. For the year ended June 30, 2005, no single Australian advertiser represented more than 4.3% of our total revenues and our top ten advertisers, as a group, represented approximately 26% of our total revenues.
      Recent Expansion — Radio News Reports and TV Reports. We introduced TV reports on a test basis initially in the Sydney market in 2003. In March 2005, we commenced launching our expanded TV reports in additional markets. We anticipate that the advertising format will be similar to the format utilized for the Radio Network and should provide advertisers with a consumer impact similar to that discussed above. We expanded our Radio Network in Australia in July 2005 to include network affiliates contracting for radio news reports. We believe that the expanded Radio Network and the TV Network, which are currently in development stages, will allow us to acquire, package and sell significantly more commercial airtime inventory. However, we have not yet maximized the marketing potential of the increased commercial airtime inventory. Accordingly, we have generated only modest revenue from the sale of commercial airtime inventory received in exchange for radio news reports and TV reports. We intend to introduce the Radio Network sponsorships in additional Australian markets as we expand our provision of radio news reports. We intend to add radio new reports and TV reports to our Canadian operations as such operations expand.
      Significant Suppliers — Austereo Pty Ltd., one of our network affiliates, is the largest radio broadcaster in Australia and provides us with approximately 28% of the radio commercial airtime inventory we receive in exchange for our radio traffic reports and radio news reports and other consideration. When sold to advertisers, this commercial airtime inventory accounts for a material amount of our Australian revenues. We have entered into an agreement with Austereo, effective April 1, 2004 and expiring June 30, 2006, pursuant to which we provide regularly-scheduled radio traffic reports to ten Australian radio stations operated by Austereo in Sydney, Melbourne, Brisbane, Adelaide and Perth. In addition, we have entered into an agreement with Austereo effective July 1, 2005 pursuant to which we are providing radio news reports to these same ten radio stations through June 30, 2008. The agreement respecting our radio news reports also provides that we may utilize Austereo’s news production staff and equipment during the term of the agreement in exchange for monthly payments. If we are unable to retain Austereo as a network affiliate following the expiration of these agreements, the amount of our Australian commercial airtime inventory will decrease significantly and we would likely experience a corresponding decrease in revenues from Australian inventory sales.
      On October 21, 2005, we entered into an agreement with Corus Entertainment, Inc. (“Corus”), one of the largest radio broadcasters in Canada, to provide radio traffic reports on 24 radio stations throughout seven Canadian markets. Corus’ stations account for approximately 69% of our current Canadian network affiliates. We began delivering radio traffic reports to certain of our Canadian network affiliates and accumulating related commercial airtime inventory in December 2005, and generating limited revenue from our Canadian operations in January 2006.

Our Operating Strategy
      Our operating strategy is to realize operating efficiencies by: (i) expanding geographically; (ii) increasing the number of network affiliates using the radio traffic reports within existing markets; (iii) developing the radio news reports; (iv) developing the TV reports; and (v) continuing to strengthen our marketing, sales and inventory management operations.
      Expand Geographically. We currently operate in ten of the largest population centers in Australia. In April 2005, we began exploring the major markets in Canada and in October 2005, entered into an Affiliate Contract to open operations and provide radio traffic reports to major radio stations in seven of the largest markets in Canada. Once operations in Canada are established, we plan to explore and, if feasible, open traffic reporting centers in the remaining large markets in Canada. We also intend to expand into additional international markets, either internally or through acquisition, as opportunities present themselves and as our financial resources permit. When fully operational, we hope to be able to deliver to advertisers an advertising medium that enables them to efficiently and effectively reach the major population centers of the world with great ease and at a low cost.
      Increase the Number of Network Affiliates Using the Radio Traffic Reports within Existing Markets. We believe that there are substantial opportunities for continued growth in our Australian and Canadian Radio Networks. Since new radio licenses continue to be issued in Australia, we believe that opportunities are available to increase market penetration by establishing relationships with newly established radio stations. Although our current Radio Network includes 50 commercial radio stations operating in our top ten Australian markets, we believe that there remain expansion opportunities with radio stations in Australia not currently using our radio traffic reports. Because our Canadian Radio Network is in the development stage, there is significant opportunity for growth both with respect to existing and newly established radio stations. Once we establish a presence in a market by providing our radio traffic reports to at least one Affiliate, we can leverage our investment in information-gathering technology by providing radio traffic reports to multiple network affiliates at relatively minimal additional cost.
      Expand our Provision of Radio News Reports. We began during fiscal year 2006 to leverage our Australian market hold by offering the radio news reports to our Australian network affiliates. On June 30, 2005, we entered into an agreement to provide radio news reports to all radio stations of Austereo, the largest radio broadcaster operating in Australia. This agreement provides us with significant additional commercial airtime inventory. We believe that we can provide customized news reports of a superior quality at a lower cost than an individual station can provide on its own. Moreover, we believe that consolidation in the radio industry may increase the demand for the Radio Network because radio station owners are likely to continue to increase their out-sourcing of various programming elements in order to minimize operating costs. We plan to focus on increasing the number of radio stations broadcasting the radio news reports within our current Australian markets and add radio news reports to our Canadian operations as such operations expand. The addition of the radio news reports will allow us to provide a service to markets where traffic is not sufficiently important to merit a report, thereby increasing the size of the audience listening to our information reports. By increasing audience size, we believe that we will increase our advertising appeal and revenue potential.
      Expand our Provision of TV Reports. In connection with our core radio traffic reports business, we developed an infrastructure of video surveillance and broadcast equipment, including helicopters, airplanes and broadcast quality remote and omni-directional aircraft-mounted camera systems. Through agreements with various governmental agencies, we have access to over 1,500 static mounted traffic surveillance cameras. In 2003, we began to use this infrastructure to offer video coverage of traffic and breaking news stories to Channel Ten TV in Sydney. We began to expand TV reports in March 2005 and now provide this service to 12 television stations in seven Australian markets. We have arrangements to provide TV reports to five additional television stations in Australia and expect to be servicing all of these additional television stations by the end of June 2006. In October 2005, we began flying two additional helicopters as part of our expansion of TV reports. In some but not all of our markets, we provide TV reports that include full service at any time of, and on any day of, the year video coverage from camera crews in our aircraft that can cover news stories and traffic conditions. In addition, our access to strategically located fixed-position ground-based camera systems offer network affiliates coverage of crucial traffic arteries and news stories and are capable of providing panoramic views of the cities in which such cameras are located. We intend to expand our TV reports into the remaining Australian markets and, eventually, into our Canadian markets.
      Continue to Strengthen Marketing, Sales and Inventory Management Operations. Over the past year, we have invested in, and continue to initiate and implement, new operating strategies and systems to increase revenues and net income in our operations. In order to increase the percentage of our commercial airtime inventory sold, we have: (i) increased our sales force and acquired extensive research and sales and marketing materials; (ii) hired additional sales managers to better manage the activities of our sales representatives and enhance our relations with network affiliates; and (iii) fully automated our commercial airtime inventory management system to improve inventory control and pricing.
Corporate Structure
      Our operations in Australia have been organized into marketing regions. Each region has a Regional Sales Manager who oversees a sales staff charged with reaching sales budgets and an administrative staff which provides sales support and accounting services. The Regional Sales Manager also is responsible for direct selling of commercial airtime inventory to advertisers. A National Director of Sales who reports to our General Manager has oversight responsibility for the Regional Sales Managers and maintains a selective listing of significant advertisers. By requiring the Regional Sales Managers and the National Director of Sales to maintain advertising clients in addition to their management responsibilities, we believe that our managers remain better apprised of advertising conditions.
      In each of our Australian markets, The Australia Traffic Network employs a Director of Operations who is responsible for all aspects of the day-to-day operations in a defined market. Each Director of Operations is responsible for supervising all of the broadcasters, airborne reporters, producers, editors, and writers in such Director’s operation center. Moreover, the Director of Operations is responsible for maintaining day-to-day relations with network affiliates and pursuing relationships with unaffiliated stations. The Australia Traffic Network employs a National Director of Operations who supervises the Directors of Operation and who reports to The Australia Traffic Network’s General Manager.
Radio and Television Industry
      The growth in total radio revenues tends to be fairly stable and has generally grown at a faster rate than the Australian Gross National Product (“GNP”). According to Price Waterhouse Coopers, Australian radio revenues have increased by approximately 5% for the year ended June 30, 2003, approximately 11% for the year ended June 30, 2004 and approximately 12% for the year ended June 30, 2005. With the exception of 1991, Australian radio revenues have risen in each of the past 15 years more rapidly than either inflation or the GNP. Based on information from several sources, Canadian radio revenues have increased by approximately 3.2% during the broadcast calendar year ended August 31, 2002, approximately 8.2% during the broadcast calendar year ended August 31, 2003 and approximately 3.4% during the broadcast calendar year ended August 31, 2004. Canadian radio revenues have risen in each of the past ten years, from approximately $652 million during the broadcast calendar year ended August 31, 1995 to approximately $1.1 billion during the broadcast calendar year ended August 31, 2004 (United States dollar amounts are based on a recent exchange rate of .8579 United States dollars per Canadian dollar).
Competition
      We market our information reports to radio and television stations in Australia and radio stations in Canada, where we face various sources of competition in providing our information reporting services. We believe that single market operators and groups of stations (whether or not under common ownership) that prepare and deliver their own traffic and news reports comprise our primary competition. We also face competition in Canada from Skywords, Inc., a company that provides information reporting services in exchange for network-based advertising spots using a business model similar to ours. Consolidation in the radio and television markets may create additional opportunities and economies of scale for large radio and/or television groups to provide their own services, which would pose greater competition for us. In addition to providers of broadcast reports, there are also alternative means of compiling traffic information and delivering such information to the public. Certain governmental agencies, including some state and local departments of transportation, generate selected traffic flow data through strategically positioned sensors and cameras that monitor traffic flow, which could be used by our competitors and accessed by consumers. Most of these traffic systems and cameras, however, were built for purposes such as infrastructure planning, road operation and road safety, and were not designed to provide real-time traffic flow information to consumers and do not provide information reporting services in a manner that engages radio listeners and television viewers. As such, we do not believe such services are directly competitive with the information reporting services we provide. However, others may view these alternative sources of traffic data as competitors, and as demand for traffic information services and technologies increase, we expect that additional new competitors may enter the market in the future.
      We also face competition in the sale of our commercial airtime inventory. While we compete for advertising dollars with radio and television stations, including our network affiliates, we do not believe we compete directly with such stations because we position our advertisements within the framework of our information reports and provide our commercial airtime inventory to our advertisers on a Network basis. In addition to radio and television stations, we compete for advertising dollars with other media, including local print and other forms of communications media including newspapers, magazines, outdoor advertising, transit advertising, Internet advertising, direct response advertising, yellow page directories and point-of-sale advertising, among others.
      Our overall business is also subject to competition from existing or future entities that provide information reporting services in exchange for network-based advertising spots using a business model that is similar to ours. Such a competitor currently exists in Canada, operating primarily in Toronto but also operating in other Canadian markets in which we intend to introduce our services.
Environmental Regulation
      We are not subject to environmental regulations that have a material effect upon our capital expenditures or otherwise.
Intellectual Property
      We do not have any registered trademarks, nor do we believe that it is important to the success of our business. We allow our network affiliates to take credit for all of the information reports that we provide.
Employees
      Global Traffic Network, Inc. currently employs three individuals. The Australia Traffic Network currently employs approximately forty-seven full-time, six part-time and seven contract persons. Of these employees, approximately thirty-seven are engaged in broadcasting and operations; sixteen in sales and marketing; and seven in general and administrative activities. Canadian Traffic Network ULC currently employs 25 individuals on a full-time basis and one contract employee. None of our Australian or Canadian employees are covered by a collective bargaining arrangement. We consider our relationship, and our subsidiaries’ relationships, with employees to be good. We have never had a strike, work stoppage, or similar employee-related incident.
Properties
      We lease office space in New York, New York and Las Vegas, Nevada, and operation centers, broadcast studios and marketing and administrative offices in Australia and Canada. We lease approximately 8,000 square feet in the aggregate in Australia and approximately 5,100 square feet in the aggregate in Canada, pursuant to the terms of various lease agreements. For the year ended June 30, 2005, we incurred approximately $0.3 million in facilities rental expense.
Legal Matters
      We are not currently a party to any material litigation and are not aware of any threatened litigation that would affect our business.

MANAGEMENT
Directors, Executive Officers and Other Key Employees

Name	Age	Position

Directors and Executive Officers
William L. Yde III	53	Chairman, Chief Executive Officer and President
Scott E. Cody	40	Chief Operating Officer and Chief Financial Officer
Dale C. Arfman	52	Treasurer, Secretary and Director
Robert L. Johander	59	Vice-Chairman
Gary O. Benson	61	Director
Ivan N. Shulman	43	Director
Other Key Employees
William Pezzimenti	55	President and Director of The Australia Traffic Network
Kenneth A. Casseri	48	President and Director of Canadian Traffic Network ULC
      Information with respect to the business experience and affiliations of our directors, executive officers and other key employees is set forth below.
      William L. Yde III has served as our Chairman, Chief Executive Officer and President since our inception in May 2005. Mr. Yde founded The Australia Traffic Network on June 20, 1997 and has served as its Chairman and Chief Executive Officer since its inception. Prior to forming The Australia Traffic Network, in 1994, Mr. Yde founded Wisconsin Information Systems, Inc., an Ohio corporation dba Milwaukee Traffic Network (“Milwaukee Traffic Network”), and expanded its operations to create traffic networks in Milwaukee, Oklahoma City, Omaha and Albuquerque before selling them in 1996 to Metro Networks, Inc., now a wholly owned subsidiary of Westwood One, Inc. Currently, Milwaukee Traffic Network’s sole purpose is to provide consulting services to Australia Traffic Network pursuant to a management agreement which will terminate on the first day of the month following the effective date of the offering. In 1999, Mr. Yde co-founded Nihon (Japan) Traffic Network, a Japanese entity (“Japan Traffic Network”), and served as its Chief Executive Officer and as a director on its board from 1999 to January 2002, at which time the company suspended operations. Mr. Yde is a former CPA who earned a Bachelor of Arts in Accounting from Indiana University.
      Scott E. Cody has served as our Chief Operating Officer and Chief Financial Officer since joining our company in June 2005. Prior to joining our company, Mr. Cody held various positions with Metro Networks, Inc., serving as Vice President of Finance from 1997 to June 2002 and Senior Vice President of Business Development from July 2002 to June 2005. Prior to joining Metro Networks, Inc., Mr. Cody was Vice President of Finance for Tele-Media Broadcasting Company. Mr. Cody earned a Bachelor of Arts in Accounting/Finance from Juniata College.
      Dale C. Arfman has served as our Treasurer and Secretary since September 2005. Mr. Arfman has been with The Australia Traffic Network since 1999 and is its Chief Financial Officer. In 1999, Mr. Arfman was a co-founder of Japan Traffic Network and served as its Chief Financial Officer and as a member of its board of directors from 1999 to January 2002, at which time the company suspended operations. From 1996 to 1999, Mr. Arfman contributed to the development of traffic networks in Oklahoma City, Albuquerque and Omaha as an officer of Milwaukee Traffic Network. Prior to his involvement in the traffic business, Mr. Arfman was a loan officer with Bank One Indianapolis. Mr. Arfman earned an MBA in Finance from Indiana University.
      Robert L. Johander has been a member of our Board of Directors and served as Vice-Chairman since September 30, 2005. Mr. Johander co-founded ValueVision International, Inc., in 1990 and served as its Chief Executive Officer until 1998 and as its Chairman until 1999. In 1999, Mr. Johander co-founded Japan Traffic Network and served on its board of directors from 1999 to January 2002, at which time the company suspended operations. Mr. Johander has been retired since January 2002. Mr. Johander attended the University of Minnesota.

      Gary O. Benson has been a member of our Board of Directors since September 30, 2005. Mr. Benson currently serves as President, Treasurer and Broker of Twin Town Realty, Inc., a real estate brokerage firm, positions he has held since 1964. He has also served as the General Partner of Goben Enterprises LP, a general investment firm, since 1995, and as Chief Executive Officer and President of Transcontinental Acceptance Corporation, which currently engages in exercise equipment leasing, since 1995. Mr. Benson earned a degree in economic and business finance from Saint Cloud State University.
      Ivan N. Shulman has been a member of our Board of Directors since September 30, 2005. Mr. Shulman has been the owner of The Sports House since March 2003, prior to which time he held various positions with Metro Networks, Inc., serving most recently as the Senior Vice President of Marketing from 1997 to January 2003, Vice President of Marketing from 1995 to 1997 and Vice President of Merchandising from 1994 to 1995. Mr. Shulman earned a Bachelor of Arts in Advertising from the University of Alabama.
      William Pezzimenti currently serves as the President and Sales Director of The Australia Traffic Network having served as sales director for the last seven years. Prior to joining The Australia Traffic Network, Mr. Pezzimenti was the manager of retail development for the CBS television affiliate in Buffalo, New York. Mr. Pezzimenti attended the University at Buffalo.
      Kenneth A. Casseri currently serves as the President and Sales Director for Canadian Traffic Network ULC. Prior to joining Canadian Traffic Network ULC in May 2005, Mr. Casseri served as Regional General Manager for Metro Networks, Inc. from April 2002 to May 2005. Mr. Casseri served as International Director of Marketing for Japan Traffic Network from April 2001 to January 2002, at which time the Company suspended operations. From September 1996 to April 2001, Mr. Casseri served as Regional General Manager for Metro Networks, Inc. Mr. Casseri earned a Bachelor of Arts in Communication from Canisius College.
Compensation of Executive Officers
      The following table sets forth, for the last two fiscal years, the compensation earned for services rendered in all capacities by our Chief Executive Officer and our other highest-paid executive officers serving as such at the end of fiscal year 2005 whose compensation for that fiscal year was in excess of $100,000. The amounts below reflect compensation earned for services rendered to The Australia Traffic Network for the periods indicated and to Global Traffic Network, Inc. from its inception on May 16, 2005 through the end of fiscal year 2005.
Summary Compensation Table

						Long-Term
						Compensation Awards
		Annual Compensation
							Securities
					Other Annual	Restricted Stock	Underlying	All Other
Name and Principal Position	Year	Salary($)		Bonus($)	Compensation($)	Award(s)($)	Options(#)	Compensation($)

William L. Yde III(1)	2005	$221,250	(2)	$146,380	-0-	-0-	-0-	-0-
Chairman, Chief Executive Officer and President	2004	$194,000		-0-	-0-	-0-	-0-	-0-
William Pezzimenti(3)	2005	$222,451		$101,659	-0-	-0-	-0-	-0-
President and Director of Australia Traffic Network	2004	$169,848		$136,848	-0-	-0-	-0-	-0-
Dale C. Arfman(4)	2005	$219,250	(5)	-0-	-0-	-0-	-0-	-0-
Treasurer, Secretary and Director	2004	$194,000		-0-	-0-	-0-	-0-	-0-

(1)	The Australia Traffic Network pays a management fee to Milwaukee Traffic Network which, in turn, compensates Mr. Yde. See “Certain Relationships and Related Transactions.”

(2)	Mr. Yde’s 2005 salary is comprised of $216,250 from Milwaukee Traffic Network through The Australia Traffic Network and $5,000 from Global Traffic Network, Inc.

(3)	Mr. Pezzimenti is paid in Australian dollars. For the purposes of this table, his compensation has been converted to United States dollars utilizing the average exchange rate for each year.

(4)	The Australia Traffic Network pays a management fee to Milwaukee Traffic Network which, in turn, compensates Mr. Arfman. See “Certain Relationships and Related Transactions.”

(5)	Mr. Arfman’s 2005 salary is comprised of $216,250 from Milwaukee Traffic Network through The Australia Traffic Network and $3,000 from Global Traffic Network, Inc.
Global Traffic Network, Inc. 2005 Stock Incentive Plan
      On September 30, 2005, we adopted the Global Traffic Network, Inc. 2005 Stock Incentive Plan (the “2005 Plan”) and our stockholders approved the 2005 Plan’s adoption on the same date. The 2005 Plan authorizes the granting of stock based awards to purchase up to 1,200,000 shares of our common stock, of which a total of 275,000 shares are subject to options granted on the effective date of this offering to our outside directors, officers and key employees. Under the 2005 Plan, our board of directors or a committee of two or more non-employee directors designated by our board will administer the 2005 Plan. As such, the board or compensation committee, as applicable, will have the power to grant awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2005 Plan. Awards may be made to our employees, directors and consultants. The types of awards that may be granted under the 2005 Plan include incentive and non-qualified stock options, restricted and unrestricted stock, stock appreciation rights, performance shares and other stock-based awards. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the board of directors or committee in its sole discretion.
Employment Agreements
      Mr. William L. Yde III, our Chief Executive Officer and President, and Mr. Dale C. Arfman, our Treasurer and Secretary currently receive the substantial majority of their compensation pursuant to payments that The Australia Traffic Network makes under a management agreement with Milwaukee Traffic Network, a corporation of which Messrs. Yde and Arfman are each 50% shareholders. See “Certain Relationships and Related Transactions.” We also make smaller compensation payments directly to Messrs. Yde and Arfman for services they provide in connection with our corporate and Canadian operations. The Australia Traffic Network’s management agreement with Milwaukee Traffic Network will be terminated on the first day of the month following the effective date of the offering, after which we will compensate Messrs. Yde and Arfman directly for all of the services they provide as our employees under their respective employment agreements described below.

Employment Agreement with William L. Yde III
      We have entered into an employment agreement dated November 18, 2005 with William L. Yde III, our Chief Executive Officer and President. The agreement has a term of five years and commences upon the closing of this offering.
      Pursuant to this agreement, Mr. Yde is entitled to receive a base salary of $350,000 per year, subject to $50,000 increases that are contingent upon our achieving certain profit levels as determined by the board of directors. Mr. Yde is also eligible to receive a bonus of up to $50,000 annually and a bonus in the form of stock awards or grants of options to purchase our capital stock, dependent upon such factors or goals as may be determined by the Board of Directors from time to time. The agreement requires Mr. Yde to devote substantially all of his time to our company.
      Also pursuant to the agreement, the Board, in its sole discretion, may grant Mr. Yde up to 500,000 shares of our common stock (as adjusted for stock splits, stock combinations, reorganizations or similar events) if our stock has traded at an average closing sales price of $30.00 per share of common stock for 20 consecutive trading days during the term of the agreement, as reported on the Nasdaq National Market (or such other market or exchange if our common stock is then quoted or listed on a market or exchange other than the Nasdaq National Market).

      In the event that we terminate Mr. Yde’s employment without cause (as defined in the employment agreement) or if Mr. Yde terminates his employment as a result of our material breach of the agreement, Mr. Yde is entitled to severance in the form of continuation of his base salary (as adjusted for any increase earned) for 18 months.
      The agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Yde from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the agreement, without our prior express written consent:

•	provide services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment with us;

•	solicit or attempt to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•	solicit or attempt to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Employment Agreement with Scott E. Cody
      We have entered into an employment agreement dated February 14, 2006 with Scott E. Cody, our Chief Operating Officer and Chief Financial Officer. The agreement has a term of three years and commences upon the closing of this offering.
      Pursuant to this agreement, Mr. Cody is entitled to receive a base salary of $200,000 per year, subject to $25,000 increases that are contingent upon our achieving certain profit levels as determined by the board of directors.
      Mr. Cody is also eligible to receive a bonus of up to $50,000 annually contingent upon our achieving annual revenue and profitability targets as set by the Board of Directors, and a bonus in the form of stock awards or grants of options to purchase our capital stock that is dependent upon such factors or goals as may be determined by the Board of Directors from time to time. The Board of Directors approved a grant to Mr. Cody of an option to purchase 100,000 shares of our common stock. This option, which was granted on the effective date of the offering, has an exercise price of $5.00, which is equal to the initial public offering price, and vests in three annual installments commencing on the one year anniversary of the grant date. The agreement requires Mr. Cody to devote substantially all of his time to our company.
      In the event that we terminate Mr. Cody’s employment without cause (as defined in the employment agreement), or if Mr. Cody terminates his employment as a result of our material breach of the agreement or our requiring him to report directly to anyone other than our Chief Executive Officer, President or our board of directors, Mr. Cody is entitled to severance in the form of continuation of his base salary (as adjusted for any increase earned) for the remaining term of the agreement.
      The agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Cody from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the agreement, without our prior express written consent:

•	provide services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment with us;

•	solicit or attempt to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•	solicit or attempt to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Employment Agreement with Dale C. Arfman
      We have entered into an employment agreement dated November 18, 2005 with Dale C. Arfman, our Treasurer and Secretary. The agreement has a term of three years and commences upon the closing of this offering.
      Pursuant to this agreement, Mr. Arfman is entitled to receive a base salary of $175,000 per year. Mr. Arfman is also eligible to receive a cash bonus or a bonus in the form of stock awards or grants of options to purchase our capital stock, dependent upon such factors or goals as may be determined by the Board from time to time. The agreement requires Mr. Arfman to devote substantially all of his time to our company.
      In the event that we terminate Mr. Arfman’s employment without cause (as defined in the employment agreement) or if Mr. Arfman terminates his employment as a result of our material breach of the agreement, Mr. Arfman is entitled to severance in the form of continuation of his base salary for 18 months.
      The agreement contains standard provisions regarding protection of our confidential information (as defined in the employment agreement) and prohibits Mr. Arfman from directly or indirectly engaging in the following actions during the period he is employed by us and continuing for one year following the termination of the agreement, without our prior express written consent:

•	provide services to any of our competitors anywhere outside of the United States similar to those provided to us during his employment with us;

•	solicit or attempt to induce any of our customers, suppliers, licensees, licensors or other business relations to cease doing business with us; or

•	solicit or attempt to induce any of our employees to leave our employ, or to work for, render services or provide advice to or supply our confidential business information or trade secrets to any third person or entity.

Other Agreements
      We have entered into agreements with each of Messrs. William Pezzimenti and Kenneth A. Casseri which provide for confidentiality, non-competition and non-solicitation covenants that will remain in effect for a period of one year following termination of employment.
Board of Directors and Committees
      Our Board of Directors is currently comprised of five members: Messrs. Yde, Arfman, Johander, Benson and Shulman. Our Board of Directors has appointed an audit committee, a compensation committee and a corporate governance committee (which performs the functions of a nominating committee), each of which complies with the listing requirements of the Nasdaq National Market. Our audit committee is comprised of Messrs. Benson, Johander and Shulman. At least one member of the audit committee, Mr. Benson, who serves as Chairman of the audit committee is, an “audit committee financial expert,” as that term is defined in Item 401(h)(2) of Regulation S-K, and is “independent” as that term is defined in Rule 4200(a)(15) of the Nasdaq listing standards. Our compensation committee is comprised of Messrs. Johander and Shulman and our corporate governance committee is comprised on Messrs. Benson and Johander. Each member of our Board of Directors is elected annually at an annual meeting of shareholders or at a special meeting of shareholders in lieu of an annual meeting.
Compensation of Directors
      Prior to this offering, our directors received no compensation for serving as members on our Board of Directors. Following the effective date of this offering, our non-employee directors will receive $3,000 for each board meeting attended in person, $1,000 for each board meeting attended via teleconference, and $1,000 for each committee meeting attended. In addition, upon the effective date of this offering, Messrs.

Benson and Shulman, two of our outside directors, each received an option to purchase 50,000 shares of our common stock. Such options have an exercise price equal to $5.00, which is the initial public offering price, and vest in three equal annual installments commencing on the one-year anniversary of the date of grant. Director compensation will be subject to review and adjustment from time to time at the discretion of our board of directors.
Compensation Committee Interlocks and Insider Participation
      Our board of directors did not have a compensation committee during fiscal year 2005. Except for Messrs. Yde and Arfman, who each serve on the board of directors of Milwaukee Traffic Network, none of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as indicated by footnote and subject to community property laws where applicable. Percentage ownership before this offering is based on 8,500,000 shares of common stock outstanding, including 4,000,000 shares of our common stock which were issued to The Australia Traffic Network shareholders on the date of this prospectus pursuant to the Share Exchange. Percentage ownership after this offering is based on 12,300,000 shares of common stock outstanding immediately after the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of March 23, 2006, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the address of each of the following persons is 800 Second Avenue, Fifth Floor, New York, New York 10017.

			Percentage of Shares
	Shares		Beneficially Owned
	Beneficially
Name of Beneficial Owner	Owned		Prior to Offering	After Offering

William L. Yde III	3,955,786	(1)	46.54%	32.16%
Dale C. Arfman	2,512,417		29.56%	20.43%
Robert L. Johander	465,106	(2)	5.47%	3.78%
Scott E. Cody	0		0	0
Gary O. Benson	0		0	0
Ivan N. Shulman	0		0	0
All directors and executive officers as a group (6 people)	6,468,203		76.10%	52.59%
Metro Networks Communications, Inc.	1,540,195		18.12%	12.52%
40 West 57th Street, 15th floor New York, NY 10019
Thomas M. Gilligan	538,933	(4)	6.34%	4.38%
5716 Desmond Court Dublin, Ohio 43017

(1)	Includes 465,106 shares held by the Robert L. Johander Revocable Trust u/a/d December 18, 2003 and 538,933 shares held by Thomas M. Gilligan which Mr. Yde has the power to vote under separate voting agreements; Mr. Yde also has an option to purchase 413,428 of the shares subject to the voting agreement with Mr. Gilligan.

(2)	Represents 465,106 shares held by the Robert L. Johander Revocable Trust u/a/d December 18, 2003, of which Mr. Johander serves as co-trustee. Such shares are subject to a voting agreement in favor of William L. Yde III.

(3)	Metro Networks Communications, Inc. is an indirect wholly-owned subsidiary of Westwood One, Inc. whose executive officers have voting and investment control over the shares beneficially owned by Metro Networks Communications, Inc.

(4)	Mr. Gilligan has granted the power to vote all such shares to William L. Yde III under a voting agreement; Mr. Gilligan has also granted Mr. Yde an option to purchase 413,428 of such shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      Mr. William L. Yde III, our Chief Executive Officer and President, and Mr. Dale C. Arfman, our Treasurer and Secretary, currently receive the substantial majority of their compensation pursuant to payments that The Australia Traffic Network makes under a management agreement with Milwaukee Traffic Network, of which Messrs. Yde and Arfman are each 50% shareholders. We also make smaller compensation payments directly to Messrs. Yde and Arfman for services they provide in connection with our corporate and Canadian operations. Pursuant to the management agreement, which extends through June 30, 2007, The Australia Traffic Network pays Milwaukee Traffic Network approximately $38,000 monthly for the services of Messrs. Yde and Arfman, together with incentive amounts which are determined from time to time by the board of directors of The Australia Traffic Network, with all such amounts representing compensation for services rendered by Messrs. Yde and Arfman as employees of The Australia Traffic Network. For fiscal years ended June 30, 2005, 2004 and 2003, The Australia Traffic Network paid Milwaukee Traffic Network approximately $0.6 million, $0.4 million and $0.3 million, respectively and paid approximately $0.2 million during the six month period ended December 31, 2005. The Australia Traffic Network’s management agreement with Milwaukee Traffic Network will be terminated on the first day of the month following the effective date of the offering, after which we will compensate Messrs. Yde and Arfman directly for all of the services they provide as our employees under their respective employment agreements. See “Compensation of Executive Officers.”
      We issued notes payable to our shareholders in order to fund the original development of operations in fiscal year 1998, and we continued to issue notes payable to our shareholders from time to time between fiscal year 1998 and 2004 to fund on-going cash requirements of our business operations. Each note accrued interest at 5% annually, with interest becoming due upon maturity of the notes. During the fiscal years ended June 30, 2005, 2004, 2003, we incurred interest expense of approximately $4,000, $10,000 and $19,000, respectively, in connection with these loans. For the six months ended December 31, 2005, we incurred interest expense of approximately $1,000 in connection with these loans. Included among the shareholders to which we have issued notes payable are William L. Yde III, our Chairman, Chief Executive Officer and President, Dale C. Arfman, our Treasurer and Secretary, and Metro Networks Communications, Inc., who beneficially owned approximately 18.1% of our common stock immediately prior to the effective date of this offering. At June 30, 2004, the amount of notes payable to Messrs. Yde and Arfman and to Metro Networks Communications, Inc. were $74,000, $74,000 and $81,000, respectively. At June 30, 2005 the amount of the notes payable to Metro Networks Communications, Inc. was $22,000. During September 2005, we repaid in full all outstanding shareholder notes payable and all accrued interest thereon.
      In addition to the shareholder notes described above, on November 9, 2005, Canadian Traffic Network ULC entered into a Senior Note Purchase Agreement (the “Loan Agreement”) with Metro Networks Communications, Inc., which became a shareholder of The Australia Traffic Network in May 1998 and acquired shares of common stock in Global Traffic Network in November 2005. Pursuant to the Loan Agreement, Canadian Traffic Network ULC borrowed $2.0 million pursuant to a promissory note. The note accrues interest at an annual rate of 10%. The note matures and is payable in full on the earlier of November 9, 2008 or the first anniversary of the closing of this offering. The Loan Agreement contains typical loan terms regarding the provision of financial information to Metro Networks Communications, Inc. on a scheduled basis, approval by Metro Networks Communications, Inc. of business activities out of the ordinary course of business, Canadian Traffic Network ULC’s agreement not to make material changes in its business or to operate out of its ordinary course of business and Canadian Traffic Network ULC’s agreement to refrain from incurring indebtedness, excepting certain permitted indebtedness. Additionally, Canadian Traffic Network ULC agreed not to compete with Metro in the United States. Canadian Traffic Network ULC granted a security interest to Metro Networks Communications, Inc. in all of its assets, except for future-acquired helicopters financed by unrelated third-parties, as security for the loan. Global Traffic Network, Inc., Global Traffic Canada, Inc. and The Australia Traffic Network guaranteed Canadian Traffic Network ULC’s obligations under the Loan Agreement. The proceeds of the loan are to be used to partially fund the commencement of the Company’s operations in Canada.

In connection with the Loan Agreement, Canadian Traffic Network ULC and an affiliate of Metro entered into a Mutual Sales Representation Agreement. Under this agreement, Canadian Traffic Network ULC uses its reasonable efforts to sell the Metro affiliate’s U.S. based advertising time to network affiliates in Canada and the Metro affiliate likewise uses its reasonable efforts to sell the Canadian based advertising time of Canadian Traffic Network ULC’s to Metro’s network affiliates in the United States. Each party receives a minority percentage of revenues generated from their sale of the other party’s advertising time. From the commencement of this arrangement on November 9, 2005 through January 31, 2006, the arrangement has yielded only limited revenues of less than $5,000 to Canadian Traffic Network ULC. The agreement also prohibits us from competing with Metro in the United States. The agreement extends for three years and is renewable for successive one-year periods unless notice is given 90 days prior to the agreement’s expiration. Canadian Traffic Network ULC entered into the agreement in order to gain access to United States advertisers. While Canadian Traffic Network ULC has no plans to do business in the United States, partnering with an affiliate of Metro for the sale of advertising provides Canadian Traffic Network ULC with access to an additional advertising base.
      Canadian Traffic Network ULC additionally entered into a three year Traffic Data Agreement with an affiliate of Metro. Under this agreement, Canadian Traffic Network ULC provides non-exclusive access to the traffic data generated and gathered by Canadian Traffic Network ULC to the Metro affiliate free of charge. The Metro affiliate is permitted to disseminate and sell this data other than for broadcast on Canadian radio and television stations.
      On December 13, 2005, Global Traffic Network, Inc., The Australia Traffic Network and the holders of all of the outstanding ordinary shares of The Australia Traffic Network entered into a Securities Exchange Agreement whereby each shareholder agreed to exchange his, her or its ordinary shares of The Australia Traffic Network for shares of Global Traffic Network, Inc. on the effective date of this offering, such that The Australia Traffic Network would become a wholly-owned subsidiary of Global Traffic Network, Inc. Pursuant to the agreement, each ordinary share of The Australia Traffic Network was converted into approximately 29.53 shares of Global Traffic Network, Inc.’s common stock. Additionally, Global Traffic Network, Inc. issued promissory notes in an aggregate amount of $1.4 million to The Australia Traffic Network shareholders to cover the estimated tax consequences to such shareholders from the Share Exchange. The Share Exchange Notes will be repaid in their entirety out of the net proceeds of this offering.
      Prior to the effective date of this offering, in the ordinary course of business, we made advances to and received advances from The Australia Traffic Network. Amounts owed to The Australia Traffic Network at June 30, 2005 and December 31, 2005 were approximately $0.2 million and $0.5 million, respectively. The increase in amounts owed to The Australian Traffic Network over this period was due to our need to fund the expenses related to the development of our Canadian operations prior to our receipt of proceeds from the Loan Agreement with Metro Networks Communications, Inc. The Australia Traffic Network became our wholly-owned subsidiary upon completion of the Share Exchange on the effective date of this offering and all inter-company balances will be eliminated for financial reporting purposes.
      The Australia Traffic Network has historically paid dividends to its shareholders to cover the shareholders’ estimated United States tax liabilities for the preceding calendar year. In January 2006, The Australia Traffic Network declared a dividend of approximately $0.1 million to its shareholders. Of such amount, William L. Yde III, Dale Arfman and Metro Networks Communications, Inc. received approximately $37,000, $32,000 and $19,000 respectively.
      We have engaged Power Plant Media to prepare corporate and sales-related presentation materials from time to time. Since the beginning of fiscal year 2005, we have paid approximately $55,000 to Power Plant Media for such services. Power Plant Media is a corporation controlled by Thomas M. Gilligan, who beneficially owns approximately 6.34% of our common stock as of March 7, 2006. Mr. Gilligan is also an employee of Canadian Traffic Network ULC who assists us in establishing initial operations in new geographic markets. We make annualized salary payments to Mr. Gilligan in the amount of $125,000.

      Under a voting agreement dated January 11, 2001, as amended, by and between William L. Yde III and Thomas M. Gilligan, Mr. Yde had the right to vote all 16,000 ordinary shares of The Australia Traffic Network owned by Mr. Gilligan at that time, all 66,444 shares of our common stock currently held by Mr. Gilligan and the shares of our common stock which were issued to Mr. Gilligan in the Share Exchange. In addition, through a series of agreements, Mr. Gilligan had granted Mr. Yde an option to purchase up to 14,000 of the ordinary shares of The Australia Traffic Network owned by Mr. Gilligan at any time prior to January 30, 2009, for an aggregate purchase price of $828,800. From and after the Share Exchange, this option applies to the shares of our common stock issued to Mr. Gilligan in the Share Exchange in exchange for such 14,000 ordinary shares. These agreements also provided that Mr. Gilligan could require Mr. Yde to purchase 1,700 of such shares (or the corresponding number of shares of our common stock following the Share Exchange) at any time during the term of the option but not prior to May 23, 2006. Following the Share Exchange, Mr. Gilligan holds 538,933 shares of our common stock. Mr. Yde has the right to vote all 538,933 of such shares, has an option to purchase 413,428 of such shares and, at the election of Mr. Gilligan, can be required to purchase 50,201 of such shares.
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market for Common Stock
      Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “GNET.”
Record Holders
      As of March 23, 2006, there were seven holders of record of our common stock.
Dividends
      We do not expect to pay cash dividends or make any other distributions in the foreseeable future. See “Dividend Policy.”
Securities Authorized for Issuance under Equity Compensation Plans
      On September 30, 2005, we adopted the Global Traffic Network, Inc. 2005 Stock Incentive Plan (the “2005 Plan”), which is approved to grant up to an aggregate of 1,200,000 shares of our common stock. We granted options to purchase a total of 275,000 shares of our common stock from the 2005 Plan to our outside directors, officers and key employees on the effective date of this offering. The 2005 Plan was approved by our shareholders on September 30, 2005. See “Management-Global Traffic Network, Inc. 2005 Stock Incentive Plan.”

DESCRIPTION OF CAPITAL STOCK
      The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”
General
      As of March 23, 2006, 4,500,000 shares of our common stock were issued and outstanding, and there were seven holders of our common stock. Immediately prior to the effective date of this offering, we issued 4,000,000 shares of our common stock pursuant to the Share Exchange and 8,500,000 shares of our common stock were issued and outstanding. Upon the closing of this offering, our authorized capital stock will consist of an aggregate of 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share, and we will have an aggregate of 12,300,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable.
Common Stock
      Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.
      Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.
      Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.
      Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.
Preferred Stock
      Under our Certificate of Incorporation, our Board of Directors is authorized, subject to limitations prescribed by law, to issue up to 10,000,000 shares of preferred stock in one or more series without further stockholder approval. The Board of Directors has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Limitations on Directors’ Liability
      Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.
      In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.
This provision does not affect a director’s liability under the federal securities laws.
      To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect
      Certain provisions set forth in our certificate of incorporation, in our bylaws and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
      Blank Check Preferred Stock. Our certificate of incorporation and bylaws contain provisions that permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
      Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.
Delaware Takeover Statute
      In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
      Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Potential for Anti-Takeover Effects
      While the foregoing provisions of our certificate of incorporation, bylaws and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.
SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of the offering, our current stockholders will own 8,500,000 shares of our common stock which will represent 69.1% of the total outstanding shares of our common stock (approximately 66.0% if the Underwriter’s over-allotment option is exercised in full). We will also have 1,200,000 shares of our common stock reserved for issuance under the 2005 plan, of which a total of 275,000 shares are subject to options granted to our outside directors, officers and key employees on the effective date of this offering. These options have an exercise price equal to the initial public offering price and vest in three equal annual installments commencing on the first anniversary of the date of grant. In addition, upon the closing of this offering, we will issue to the Underwriter a warrant to purchase an aggregate of 380,000 shares of our common stock. This warrant is not exercisable during the first year after the date of the final prospectus relating to this offering and thereafter is exercisable at a per share price equal to 120% of the initial public offering price for a period of four years from the closing of this offering. Our directors, executive officers, certain other officers and all of our current stockholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period of 12 months after the date of this prospectus without the prior written consent of the Underwriter. We have entered into a similar agreement with the Underwriter that we will not issue additional shares (with the exception of shares pursuant to the over-allotment option) of our common stock before the end of the 180 day period following the date of this prospectus, other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or other rights to acquire shares of our common stock. See “Underwriting — Lock Up Agreement.” After the expiration of the 12-month “lock-up” period, our stockholders and option holders will be entitled to dispose of their shares upon compliance with applicable securities laws. After this lock-up period, 3,800,000 shares of our common stock will be eligible for sale without limitation and 8,500,000 shares of our common stock will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.
      In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal 123,000 shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.
      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless held by a person who is deemed to have been our affiliate during the preceding three month period, 3,684,603, 815,397 and 4,000,000 shares of our common stock will be eligible for sale under Rule 144(k) on May 16, 2007, November 7, 2007, and the two-year anniversary of the date of the Underwriting Agreement, respectively.
      We cannot predict the effect, if any, that future sales of these shares or the availability of those shares for future sale will have on the market price of our common stock. Sales of substantial amounts of those shares or the perception that such sales could occur after the expiration of such 12-month period may adversely affect the prevailing market price of our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.
      In general, under Rule 701 promulgated under the Securities Act, as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other similar written agreement will be eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

UNDERWRITING
      Under the terms and subject to the conditions in an underwriting agreement dated March 23, 2006 (the “Underwriting Agreement”) we have agreed to sell to the Underwriter 3,800,000 shares of our common stock.
      Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriter has agreed to purchase from us 3,800,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The Underwriting Agreement provides that the Underwriter’s obligation to purchase our shares is subject to approval of legal matters by counsel and to the satisfaction of other conditions. The Underwriter is obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if it purchases any shares.
Commissions and Expenses
      The Underwriter proposes to offer the shares to the public at the public offering price set forth on the cover of this prospectus. The Underwriter may offer the shares to securities dealers at the price to the public less a concession not in excess of $.21 per share. After the shares are released for sale to the public, the Underwriter may vary the offering price and other selling terms from time to time.
      The following table shows the underwriting discounts and commissions that we are to pay to the Underwriter in connection with this offering. These amounts are shown assuming no exercise and full exercise of the Underwriter’s over-allotment option to purchase additional shares.

	Payable by Us

	No Exercise	Full Exercise

Per Share	$0.35	$0.35
Total	$1,330,000	$1,529,500
      We estimate that the total expenses of this offering will be approximately $750,000, excluding underwriting discounts, commissions and a non-accountable expense allowance of $285,000.
Warrant
      As additional compensation, we have agreed to sell to the Underwriter, for nominal consideration, a warrant (the “Underwriter’s Warrant”) to purchase up to 380,000 shares of our common stock. The Underwriter’s Warrant is not exercisable during the first year after the date of this prospectus and thereafter is exercisable at a price per share equal to $6.00 (120% of the offering price) for a period of four years. The Underwriter’s Warrant contains customary anti-dilution provisions and certain demand and participatory registration rights. The Underwriter’s Warrant also includes a “cashless” exercise provision entitling the holder to convert the Underwriter’s Warrant into shares of our common stock. The Underwriter’s Warrant may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this prospectus, except to officers or partners of the Underwriter and members of the selling group and/or their officers or partners.
Over-Allotment Option
      We have granted to the Underwriter an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an aggregate of 570,000 additional shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The Underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of shares offered hereby.

Lock-Up Agreement
      Except as noted below, our directors, executive officers and current stockholders have agreed with the Underwriter that for a period of 12 months following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our shares of common stock or any securities convertible into or exchangeable for our shares of common stock. We have entered into a similar agreement with the Underwriter that we will not issue additional shares (with the exception of shares pursuant to the over-allotment option) of our common stock before the end of the 180 day period following the date of this prospectus, other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or other rights to acquire shares of our common stock. The Underwriter may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreements. In determining whether to release shares from the restrictions, the Underwriter may consider, among other factors, the financial circumstances applicable to a director’s, executive officer’s or stockholder’s request to release shares and the number of shares that such director, executive officer or stockholder requests to be released. There are no agreements between the Underwriter and us or any of our directors, executive officers or stockholders releasing us or them from such agreements before the expiration of the applicable period.
Indemnification
      We have agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the Underwriter may be required to make in respect of any such liabilities.
Offering Price Determination
      Before this offering, there was no market for our common stock. The public offering price has been arbitrarily determined between us and the Underwriter and bears no relationship to our earnings, book value, net worth or other financial criteria of value and may not be indicative of the market price for the common stock after this offering. After completion of this offering, the market price of the common stock will be subject to change as a result of market conditions and other factors.
Stabilization; Short Positions and Penalty Bids
      In connection with the offering, the Underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales, stabilizing transactions and passive market making in accordance with Regulation M under the Exchange Act. Short sales by an underwriter involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than an underwriter’s option to purchase additional shares from us in the offering pursuant to its over-allotment option. An underwriter may close out any covered short position by either exercising its option to purchase additional shares through the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares through the over-allotment option. “Naked” short sales are any short sales of shares in excess of the shares an underwriter may purchase pursuant to the over-allotment option. An underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the Underwriter in the open market prior to the completion of the offering. In passive market making, an underwriter may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made.
      Stabilizing transactions to cover short sale positions may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.
Listing of Common Stock
      Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “GNET.”
Discretionary Accounts
      The Underwriter has advised us that it does not intend to confirm sales of the shares to discretionary accounts.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. Certain matters in connection with the offering will be passed upon for the Underwriter by Fulbright & Jaworski L.L.P., Minneapolis, Minnesota.
EXPERTS
      The financial statements related to Global Traffic Network, Inc. and The Australia Traffic Network Pty Limited, respectively, included in this prospectus have been audited by BDO, independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.
      Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements of Global Traffic Network, Inc.
Report of BDO	F-2
Consolidated Balance Sheets as of June 30, 2005 and December 31, 2005 (unaudited)	F-3
Consolidated Statements of Income for the Period from May 16, 2005 (inception) to June 30, 2005 and the Six Months Ended December 31, 2005 (unaudited)	F-4
Consolidated Statements of Shareholders’ Equity for the Period from May 16, 2005 (inception) to June 30, 2005 and the Six Months Ended December 31, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Period from May 16, 2005 (inception) to June 30, 2005 and the Six Months Ended December 31, 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Financial Statements of The Australia Traffic Network Pty Limited
Report of BDO	F-12
Balance Sheets as of June 30, 2005 and 2004 and December 31, 2005 (unaudited)	F-13
Statements of Income for the Years Ended June 30, 2005, 2004 and 2003 and the Six Months Ended December 31, 2005 (unaudited) and 2004 (unaudited)	F-14
Statements of Shareholders’ Equity for the Years Ended June 30, 2005, 2004 and 2003 (unaudited) and the Six Months Ended December 31, 2005 (unaudited)	F-15
Statements of Cash Flows for the Years Ended June 30, 2005, 2004 and 2003 and the Six Months Ended December 31, 2005 (unaudited) and 2004 (unaudited)	F-16
Notes to Financial Statements	F-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Global Traffic Network, Inc.
      We have audited the accompanying balance sheet of Global Traffic Network, Inc. as of June 30, 2005, and the related statement of income, shareholders’ equity, and cash flows for the period May 16, 2005 (inception) to June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Traffic Network, Inc. at June 30, 2005, and the results of its operations and its cash flows for the period May 16, 2005 (inception) to June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
BDO
Sydney, NSW, Australia
December 16, 2005

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS

			Pro Forma
	December 31	June 30	December 31
	2005	2005	2005

	(Unaudited)		(Unaudited)
	(Amounts in thousands, except share
	and per share amounts)
ASSETS:
Current Assets:
Cash and cash equivalents	$671	$25	$672
Accounts receivable net of allowance for doubtful accounts of $0 at June 30, 2005, $0 and $15 at December 31, 2005 and December 31, 2005 (Pro Forma)	—	—	3,701
Prepaids and other current assets	73	5	298
Current tax asset	—	—	14
Deferred tax assets	—	—	100

Total current assets	744	30	4,785
Property and equipment, net	729	—	3,381
Intangibles	—	—	20
Deferred offering costs	462	83	462
Deferred tax assets	—	—	77
Other assets	—	—	103

Total assets	$1,935	$113	$8,828

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$—	—	$485
Accounts payable and accrued expenses	360	105	3,704
Deferred revenue	—	—	38
Income taxes payable	—	—	10
Due to related parties	465	170	—
Due to shareholders	—	—	1,400
Current portion of long term debt	—	—	537

Total current liabilities	825	275	6,174
Long term debt, less current portion	—	—	1,541
Shareholder notes payable, less current portion	2,000	—	2,000
Other liabilities	6	—	191

Total liabilities	2,831	275	9,906
Common stock, $.001 par value, 100,000,000 authorized; 4,500,000 and 3,684,603 issued and outstanding (actual) as of December 31, 2005 and June 30, 2005 and 8,500,000 issued and outstanding (pro forma)	3	—	9
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2005 and December 31, 2005	—	—	—
Additional paid in capital	—	—	(871)
Accumulated other comprehensive (loss) income	(4)	—	271
Accumulated deficit	(895)	(162)	(487)

Total shareholders’ deficit	(896)	(162)	(1,078)

Total liabilities and shareholders’ deficit	$1,935	$113	$8,828

See accompanying notes to the financial statements

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME

		For the Period
		May 16, 2005
	Six Months Ended	(Inception) to
	December 31,	June 30,

	2005	2005

	(Unaudited)
	(Amounts in thousands, except share
	and per share amounts)
Revenues	$—	$—

Operating expenses	138	29
General and administrative expenses	593	133
Depreciation and amortization expense	3	—

Net operating loss	(734)	(162)
Interest expense	27	—
Other (income) expense	(28)	—

Net loss	$(733)	$(162)

Loss per common share:
Basic and diluted	$(0.19)	$(0.04)
Weighted average common shares outstanding:
Basic and diluted	3,923,904	3,684,603
See accompanying notes to the financial statements

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period May 16, 2005 (inception) to December 31, 2005

				Accumulated
	Common Stock			Other	Total
			Accumulated	Comprehensive	Comprehensive
	Shares	Amount	Deficit	Income	Income	Total

	(Amounts in thousands, except share amounts)
Balance, May 16, 2005	—	$—	$—	$—	—	$—
Shares issued	3,684,603	—	—	—	—	—
Net loss	—	—	(162)	—	$(162)	(162)

Comprehensive net loss	—	—	—	—	(162)	—

Balance, June 30, 2005	3,684,603	—	(162)	—		(162)
Shares issued	815,397	—	—	—	—	—
Share Subscriptions received	—	3	—	—	—	3
Net loss	—	—	(733)	—	(733)	(733)
Foreign currency translation adjustment	—	—	—	(4)	(4)	(4)

Comprehensive net loss	—	—	—	—	$(737)	—

Balance, December 31, 2005 (unaudited)	4,500,000	$3	$(895)	$(4)	—	$(896)

See accompanying notes to the financial statements

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended	Year Ended June 30
	December 31	May 16, 2005 (Inception)

	2005	2005

	(Unaudited)
	(Amounts in thousands)
Cash flows from operating activities:
Net loss	$(733)	$(162)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	3	—
Prepaid and other current assets and other assets	(68)	(5)
Accounts payable and accrued expenses and other liabilities	261	105

Net cash used in operating activities	(537)	(62)

Cash flows from investing activities:
Purchase of property and equipment, net	(732)	—

Net cash used in investing activities	(732)	—

Cash flows from financing activities:
Proceeds from issuance of stock	3	—
Proceeds from issuance of shareholders notes payable	2,000	—
Deferred offering costs	(379)	(83)
Due to related parties, net	295	170

Net cash provided by financing activities	1,919	87

Effect of exchange rate changes on cash and cash equivalents	(4)	—
Net increase in cash and cash equivalents	646	25
Cash and cash equivalents at beginning of fiscal period	25	—

Cash and cash equivalents at end of fiscal period	$671	$25

See accompanying notes to the financial statements

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of December 31, 2005 and for the six months ended December 31, 2005 is unaudited
NOTE 1 — Description of the Company’s Business
      Global Traffic Network, Inc. (the “Company”) is a Delaware corporation and was formed on May 16, 2005 as a holding company for the purpose of becoming the ultimate parent company of Canadian Traffic Network, ULC (“CTN”) and The Australia Traffic Network Pty Limited (“ATN”). Most of the amounts in the accompanying statements pertain to starting operations in Canada and preparing for the Company’s expected Initial Public Offering (“IPO”) of its stock.
      The unaudited consolidated pro forma information as of December 31, 2005 included in the balance sheet assumes that the Company has issued 4,000,000 shares of its common stock and issued an aggregate of $1,400 in promissory notes to the shareholders of ATN in exchange for all of the outstanding ordinary shares of ATN, and that ATN is a wholly-owned subsidiary of the Company. As a result, all material intercompany accounts and transactions between ATN and the Company have been eliminated. ATN is controlled by the same shareholder base that controls the Company.
NOTE 2 — Summary of Significant Accounting Policies
a) Principles of Consolidation
      The consolidated financial statements consist of the Company and its wholly-owned subsidiary Global Traffic Network Canada, Inc. (“GTC”). As of July 5, 2005 the consolidated financial statements consist of the Company, its wholly owned subsidiary GTC, and GTC’s wholly-owned subsidiary CTN. GTC is a holding company and had no assets or liabilities at December 31, 2005 or June 30, 2005. All material intercompany accounts and transactions have been eliminated.
b) Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments including those related to allowances for doubtful accounts, useful lives of intangible assets, income taxes and other contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable in the circumstances. Actual results may differ from those estimates under different assumptions or conditions.
c) Cash and Cash Equivalents
      The company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.
d) Operating expenses
      The costs of procuring radio and television traffic affiliates, as well as the costs of obtaining vendors that will provide services in connection with the producing and distributing the radio and television traffic reports and services are considered operating expenses.

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of December 31, 2005
and for the six months ended December 31, 2005 is unaudited — (Continued)
e) Deferred offering costs
      Deferred offering costs primarily consist of costs related to the IPO. The deferred offering costs will be offset against the proceeds of the IPO and the difference between the gross IPO proceeds less expenses related to the IPO (including the deferred offering costs) will be credited to shareholders’ equity.
f) Income Taxes
      The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carry-forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in the statement of operations in the period that included the enactment. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.
g) Per Share Data
      Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, “Earnings per Share.” In calculating basic earnings per share, net income is divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the fiscal year. There were no common equivalent shares outstanding during the fiscal year ended June 30, 2005, or the period ended December 31, 2005.
h) Fair Value of Financial Instruments
      FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information about financial instruments for which it is practical to estimate that value. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts payable, payables to affiliates and accrued liabilities approximate fair value because of their short-term maturities.
i) Foreign currency translation
      CTN’s functional currency is Canadian dollars while for reporting purposes the Company’s financial statements are presented in United States dollars. The financial statements have been translated into United States dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation”. Realized losses and gains resulting from currency transaction adjustments are recognized in the accompanying statements of operations as other expense (income). Foreign currency translation adjustments upon translation of the Company’s financial statements to United States dollars are recognized as other comprehensive income (loss) in the accompanying statements of stockholders’ equity.

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of December 31, 2005
and for the six months ended December 31, 2005 is unaudited — (Continued)
j) Concentration of Credit Risk
      The Company maintains cash balances with what management believes to be high credit quality financial institutions. Due to the timing of deposits and posting of disbursements, balances may exceed those amounts insured.
k) Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which is a revision of Statement No. 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB Opinion No. 25), and amends FASB Statement No. 95, “Statement of Cash Flows”. SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123(R), pro forma disclosure is no longer an alternative to financial statement recognition for stock option awards made after the Company’s adoption of SFAS 123(R). The Company will adopt SFAS 123(R) on January 1, 2006.
      When the Company adopts SFAS 123(R) on January 1, 2006, the Company will begin recognizing the expense associated with these awards in the income statement over the awards’ vesting periods using the modified prospective method. Because the amount, terms and fair values of awards to be issued in the future are uncertain, the impact of the adoption of SFAS 123(R) on the Company’s financial statements is not known at this time.
      Prior to the IPO, the Company had no stock options issued.
l) Major Supplier
      The majority of the radio stations with which CTN has contracted to provide traffic services as of December 31, 2005 are owned by one company. The obligation to provide traffic services under this agreement commences on various dates between November 2005 and January 2006 depending on the market, and has a term of three years from the applicable commencement date, however, either party can cancel after eighteen months by giving six months notice, effectively making the agreement a two year agreement if such notice is given.
NOTE 3 — Related Party Transactions
      In the normal course of business, the Company makes and receives advances from related parties. Due to the short term nature of the advances, the advances are not interest bearing. Balances with related parties are as follows:

	December 31,	June 30,
	2005	2005

	(Unaudited)
Due to The Australia Traffic Network Pty Limited	$465	$170

      The Company employs and or contracts for services with certain stockholders or entities controlled by such stockholders. For the period from May 16, 2005 (inception) to June 30, 2005, the Company paid these stockholders $33. For the six month periods ended December 31, 2005, the Company paid these stockholders $169.

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of December 31, 2005
and for the six months ended December 31, 2005 is unaudited — (Continued)
NOTE 4 — Shareholder Notes Payable
      On November 9, 2005, CTN entered into a $2 million note purchase agreement with a stockholder. The note bears interest at 10% and is payable quarterly. The note is due on the earlier of 1) the one year anniversary of the Company’s IPO or 2) the third anniversary of the original issuance date. The note is secured by substantially all the assets of CTN (subject to certain conditions) and is guaranteed by the Company, GTC and ATN.
      For the six month period ended December 31, 2005 the Company incurred interest expense of $27 under shareholder notes payable.
NOTE 5 — Accounts Payable and Accrued Expenses
      Accounts payable and accrued expenses consists of the following as of:

	December 31,	June 30,
	2005	2005

	(Unaudited)
Accounts payable	$276	$69
Accrued interest	27	—
Accrued payroll expenses	57	36

Total	$360	$105

NOTE 6 — Income Taxes

Six Months
	Ended	Period Ended
	December 31,	June 30,
	2005	2005

(Unaudited)
Income tax expense consists of the following:
Domestic	—	—
Foreign	—	—

Income tax expense	—	—

NOTE 7 — Commitments and contingencies
      In July 2005, CTN entered into a ten-year, four-month lease for 2,350 square feet of office space in Toronto, Canada. CTN has since entered into other leases for broadcast and sales offices as the traffic reporting services have commenced. The approximate minimum future lease payments are as follows as of December 31, 2005 (unaudited): (Lease payments are made in Canadian dollars, financial statements are prepared in United States dollars).

GLOBAL TRAFFIC NETWORK, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share amounts)
Information as of December 31, 2005
and for the six months ended December 31, 2005 is unaudited — (Continued)

	Station	Operating
	Reimbursement	Leases	Total

2006	192	50	242
2007	186	36	222
2008	—	24	24
2009	—	24	24
2010	—	26	26
Thereafter	—	149	149
NOTE 8 — Subsequent Events
      On September 30, 2005, we adopted the Global Traffic Network, Inc. 2005 Stock Incentive Plan which authorizes the granting of up to 1,200,000 shares of the Company’s common stock including options to purchase a total of 100,000 shares to be issued on the effective date of the IPO to two of our outside directors.
      On October 21, 2005, CTN signed an agreement to provide traffic reporting services in seven Canadian markets with a large broadcaster in Canada. (See Note 2(l)).
      On November 7, 2005, the Company accepted a subscription agreement to issue 815,397 of shares (approximately 18.1% of the equity of the Company) for $1 to Metro Networks Communications, Inc., an existing shareholder of ATN.
      On November 9, 2005, CTN entered into a $2 million note purchase agreement with a stockholder. The note bears interest at 10% and is payable quarterly. The note is due on the earlier of 1) the one year anniversary of the Company’s IPO or 2) the third anniversary of the original issuance date. The note is secured by substantially all the assets of CTN (subject to certain conditions) and is guaranteed by the Company, GTC and ATN. (See Note 4)
      On November 18, 2005, the Company entered into a five-year employment agreement with its Chief Executive Officer and President, William L. Yde III, commencing, if ever, upon the closing of the IPO, and a three-year employment agreement with its Treasurer and Secretary, Dale C. Arfman, commencing, if ever, upon the closing of the IPO.
      On December 13, 2005, the Company entered into a Securities Exchange Agreement with ATN and the holders of all of the outstanding shares of ATN pursuant to which the Company will exchange 4,000,000 shares of its common stock and issue $1,400 in promissory notes to the ATN shareholders for all of the outstanding ordinary shares of ATN, after which ATN will be our wholly-owned subsidiary. The share exchange will become effective on the effective date of the Company’s initial public offering.
      On February 14, 2006, the Company entered into a three-year employment agreement with its Chief Operating Officer and Chief Financial Officer, Scott E. Cody, commencing, if ever, upon the closing of the IPO.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
The Australia Traffic Network Pty Limited
      We have audited the accompanying balance sheets of The Australia Traffic Network Pty Limited as of June 30, 2004 and 2005, and the related statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Australia Traffic Network Pty Limited at June 30, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
BDO
Sydney, NSW, Australia
December 16, 2005

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
BALANCE SHEETS

		June 30
	December 31
	2005	2005	2004

	(Unaudited)
	(Amounts in thousands, except
	share and per share amounts)
ASSETS:
Current Assets:
Cash and cash equivalents	$1	$26	$318
Accounts receivable net of allowance for doubtful accounts of $0, $0 and $15 at June 30, 2004, 2005 and December 31, 2005	3,701	3,391	2,161
Prepaids and other current assets	225	49	60
Current tax asset	14	—	—
Due from related parties	465	170	4
Deferred tax assets	100	112	50

Total current assets	4,506	3,748	2,593
Property and equipment, net	2,652	2,724	1,100
Intangibles	20	21	14
Deferred tax assets	77	73	45
Other assets	103	107	96

Total assets	$7,358	$6,673	$3,848

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current Liabilities:
Bank overdraft line of credit	$485	$184	$349
Accounts payable and accrued expenses	3,344	2,405	1,643
Deferred revenue	38	111	108
Income taxes payable	10	383	4
Due to related parties	—	4	—
Current portion of long term debt	537	295	264
Current portion of shareholder notes payable	—	22	123

Total current liabilities	4,414	3,404	2,491
Bank overdraft line of credit	—	1,097	—
Long term debt, less current portion	1,541	639	851
Shareholder notes payable, less current portion	—	—	107
Other liabilities	185	175	86

Total liabilities	6,140	5,315	3,535
Common stock, statutory no par value; 500,000 shares authorized; 135,453 and 145,315 shares issued and outstanding as of June 30, 2005 and 2004, respectively and 135,453 issued and outstanding as of December 31, 2005	535	535	574
Accumulated other comprehensive income	275	320	279
Retained earnings (accumulated deficit)	408	503	(540)

Total shareholders’ equity	1,218	1,358	313

Total liabilities and shareholders’ equity	$7,358	$6,673	$3,848

See accompanying notes to the financial statements

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
STATEMENTS OF INCOME

	Six Months Ended
	December 31		Year Ended June 30

	2005	2004	2005	2004	2003

	(Unaudited)	(Unaudited)
	(Amounts in thousands, except share amounts)
Revenues	$9,336	$7,842	$15,380	$11,154	$5,709

Operating expenses	6,500	4,119	8,679	7,871	2,369
Selling, general and administrative expenses	2,440	1,851	4,042	2,750	2,003
Depreciation and amortization expense	254	123	282	205	117

Net operating income	142	1,749	2,377	328	1,220
Interest expense	90	58	99	93	23
Other expense (income)	1	(4)	(18)	29	17

Net income before income taxes	51	1,695	2,296	206	1,180
Income tax expense	20	515	698	74	348

Net income	$31	$1,180	$1,598	$132	$832

Income per common share:
Basic and diluted	$0.23	$8.48	$11.64	$0.88	$5.25
Weighted average common shares outstanding:
Basic and diluted	135,453	139,152	137,302	149,658	158,344
See accompanying notes to the financial statements

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY

			Retained	Accumulated	Total
	Common Stock		Earnings	Other	Comprehensive
			(Accumulated	Comprehensive	Income
	Shares	Amount	Deficit)	Income	(Loss)	Total

	(Amounts in thousands, except share amounts)
Balance, June 30, 2002 (unaudited)	158,344	$625	$(629)	$86		$82
Net income	—	—	832	—	$832	832
Dividends	—	—	(182)	—	—	(182)
Foreign currency translation adjustment	—	—	—	138	138	138

Comprehensive income	—	—	—	—	970

Balance, June 30, 2003 (unaudited)	158,344	625	21	224		870
Net income	—	—	132	—	132	132
Shares repurchased and retired	(13,029)	(51)	(693)	—	—	(744)
Foreign currency translation adjustment	—	—	—	55	55	55

Comprehensive income	—	—	—	—	187

Balance, June 30, 2004	145,315	574	(540)	279		313
Net income	—	—	1,598	—	1,598	1,598
Shares repurchased and retired	(9,862)	(39)	(555)	—	—	(594)
Foreign currency translation adjustment	—	—	—	41	41	41

Comprehensive income	—	—	—	—	1,639

Balance, June 30, 2005	135,453	535	503	320		1,358
Net income	—	—	31	—	31	31
Dividends	—	—	(126)	—	—	(126)
Foreign currency translation adjustment	—	—	—	(45)	(45)	(45)

Comprehensive loss	—	—	—	—	$(14)

Balance, December 31, 2005 (unaudited)	135,453	$535	$408	$275		$1,218

See accompanying notes to the financial statements

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
STATEMENTS OF CASH FLOWS

	Six Months Ended
	December 31,		Year Ended June 30,

	2005	2004	2005	2004	2003

	(Unaudited)
	(Amounts in thousands)
Cash flows from operating activities:
Net income	$31	$1,180	$1,598	$132	$832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	254	123	282	205	117
Allowance for doubtful accounts	15	—	—	—	—
Gain on sale of assets	—	—	—	—	(96)
Changes in assets and liabilities:
Accounts receivable	(325)	(1,329)	(1,230)	(950)	(364)
Deferred taxes, net	8	(12)	(90)	(51)	(4)
Prepaid and other current assets and other assets	(149)	(20)	—	186	(227)
Accounts payable and accrued expenses and other liabilities	924	607	895	799	197
Deferred revenue	(73)	87	3	8	23
Income taxes payable	(387)	418	379	(320)	324

Net cash provided by operating activities	298	1,054	1,837	9	802

Cash flows from investing activities:
Purchase of property and equipment, net	(119)	(172)	(534)	(193)	(794)
Intangibles	—	(8)	(7)	—	(11)
Net proceeds from sale of property and equipment, net	—	—	—	—	254

Net cash used in investing activities	(119)	(180)	(541)	(193)	(551)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	—	—	577	671
Repayment of long term debt	(314)	(27)	(181)	(234)	(12)
Net proceeds (repayments) of bank overdraft line of credit	576	(349)	(440)	349	(149)
Repayment of shareholder notes payable	(22)	(112)	(208)	(107)	(199)
Dividends paid	(104)	—	(44)	(39)	(67)
Due (from) to related parties, net	(295)	(5)	(162)	(4)	7
Shares repurchased and retired	—	(594)	(594)	(744)	—

Net cash (used in) provided by financing activities	(159)	(1,087)	(1,629)	(202)	251

Effect of exchange rate changes on cash and cash equivalents	(45)	59	41	55	138
Net (decrease) increase in cash and cash equivalents	(25)	(154)	(292)	(331)	640
Cash and cash equivalents at beginning of fiscal year	26	318	318	649	9

Cash and cash equivalents at end of fiscal period	$1	$164	$26	$318	$649

Supplemental disclosures of cash flow information:
Cash paid during fiscal period for:
Interest	$95	$57	$129	$143	$107

Income taxes	$396	$169	$409	$479	$61

Noncash financing and investing activities:
Property acquired under long-term debt	$63	$—	$1,372	$—	$85

See accompanying notes to the financial statements

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of December 31, 2005 and for the six months ended
December 31, 2004 and 2005 is unaudited
NOTE 1 — Description of the Company’s Business
      The Australia Traffic Network Pty Limited (“the Company”) is an Australian proprietary company registered under the Corporations Act of Australia with headquarters in Sydney, New South Wales, Australia and provides traffic, news, and other premium information reports to the radio and television broadcast industry. In exchange for the Company’s information reports and other consideration, radio and television station affiliates provide commercial airtime inventory to the Company. The packaging and sale of this commercial airtime inventory accounts for substantially all of the Company’s revenue. The Company’s information reports are broadcast by radio and television broadcast affiliates throughout Australia.
      Concurrent with the completion of the Initial Public Offering (“IPO”) of Global Traffic Network, Inc. (“GTN”), the Company will become a wholly-owned subsidiary of GTN. Included on the accompanying balance sheet as of December 31, 2005, is a receivable due from GTN of $465. This receivable pertains to money advanced to GTN primarily for the setting up of operations in Canada. GTN and ATN share common directors and the advance has been guaranteed by two of the directors and shareholders of GTN whom are also directors and shareholders of ATN. Upon completion of the reorganization, the Company will be consolidated into the financial statements of GTN and all intercompany accounts will be eliminated.
NOTE 2 — Summary of Significant Accounting Policies

a)	Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments including those related to allowances for doubtful accounts, useful lives of property, plant and equipment and intangible assets, income taxes and other contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable in the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

b)	Revenue recognition
      Revenue is earned and recognized at the time commercial advertisements are broadcast. Payments received or amounts invoiced in advance are deferred until earned and such amounts are included as a component of deferred revenue in the accompanying balance sheets. All revenue pertains to cash sales and the company recognized no revenue related to the bartering of goods and services.

c)	Operating expenses
      The cost of producing and distributing the radio and television traffic and news reports and services are considered operating expenses. These consist mainly of personnel, aviation costs, facility costs and station compensation. Operating expenses are recognized when incurred.

d)	Station compensation and reimbursement
      The Company generally enters into multi year contracts with radio and television stations. These contracts call for the provision of various levels of service (including, but not limited to providing

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of December 31, 2005 and for the six months ended
December 31, 2004 and 2005 is unaudited — (Continued)
professional broadcasters, gathering of information, communications costs and aviation services) and in some cases cash compensation or reimbursement of expenses. The average length of the contracts outstanding at June 30, 2005 was less than two years. Station compensation and reimbursement is a component of network operations expense and is recognized monthly per the contractual terms, which is not materially different than when the services are performed.
      Contractual station payment commitments, which are comprised entirely of cash compensation and reimbursement of expenses to stations, are as follows:

	December 31,	June 30,
	2005	2005

	(Unaudited)
Year 1	$8,000	$8,859
Year 2	5,206	3,611
Year 3	3,031	3,477
Year 4	—	—
Year 5	—	—
Thereafter	—	—

e)	Cash and cash equivalents
      The company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.

f)	Accounts Receivable
      Accounts receivable are recorded at the invoice amount and are not interest bearing. The Company performs credit evaluations of its new customers and generally requires no collateral. The Company provides for losses from uncollectible accounts based on analyzing historical data and current trends and such losses have historically been insignificant. Past due amounts are written off against the allowance for doubtful accounts when collection is deemed unlikely and all collection efforts have ceased. An allowance for doubtful accounts of $15, $0 and $0 has been established for the periods ended December 31, 2005, and June 30, 2005 and 2004.

g)	Property and Equipment
      Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Recording, broadcasting and studio equipment	5 years
Furniture, and equipment and other	5 years
Helicopters and fixed wing aircraft	8 years
      Leasehold improvements and leased assets are amortized over the shorter of the lease term or the asset’s useful life. Depreciation expense was $282, $205 and $117 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. Depreciation expense was $254 and $123 for the six month periods ended December 31, 2005 and 2004. Maintenance, repairs and minor replacements are charged to operations as incurred. Major replacements and betterments are capitalized and amortized over their useful lives.

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of December 31, 2005 and for the six months ended
December 31, 2004 and 2005 is unaudited — (Continued)

h)	Intangible assets
      Intangible assets reflected on the balance sheets primarily consist of costs relating to obtaining aircraft licenses. Due to the long term and indefinite nature of these assets, amortization expense is not reflected and the Company regularly reviews the assets for impairment. As of December 31, 2005, June 30, 2005 and 2004, there was no impairment of the assets. Amortization expense was $0, $0 and $0 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. Amortization expense was $0 for both six month periods ended December 31, 2005 and 2004.
i) Income taxes
      The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carry-forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets or liabilities is recognized in the statement of income in the period that included the enactment. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.
j) Per share data
      Basic and diluted earnings per share is calculated in accordance with FASB Statement No. 128, “Earnings per Share.” In calculating basic earnings per share, net income is divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the fiscal year. There were no common equivalent shares outstanding during the fiscal years ended June 30, 2005, 2004 or 2003 or the periods ended December 31, 2005 and 2004.
k) Fair value of financial instruments
      FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information about financial instruments for which it is practical to estimate that value. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, related party receivables, accounts payable and accrued liabilities, approximate fair value because of their short-term maturities. The carrying amounts of the Company’s shareholder notes payable and long-term debt approximate fair value of these obligations based upon management’s best estimate of interest rates that would be available for similar debt obligations as of December 31, 2005, June 30, 2005 and 2004.
l) Foreign currency translation
      The Company’s functional currency is Australian dollars while for reporting purposes the Company’s financial statements are presented in United States dollars. The financial statements have been translated into United States dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation”. Realized gains and losses resulting from currency transaction adjustments are recognized in the accompanying statements of income as other expense (income). Foreign currency translation adjustments

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of December 31, 2005 and for the six months ended
December 31, 2004 and 2005 is unaudited — (Continued)
upon translation of the Company’s financial statements to United States dollars are recognized as other comprehensive income (loss) in the accompanying statements of shareholders’ equity.
m) Concentration of Credit Risk
      The Company maintains cash balances with what management believes to be high credit quality financial institutions. Due to the timing of deposits and posting of disbursements, balances may exceed those amounts insured.
n) Major Supplier
      Approximately 28% of the Company’s radio commercial airtime inventory (which, when sold to advertisers, generates the majority of the Company’s revenue) comes from a large broadcaster in Australia, which includes inventory received from this broadcaster under a three year agreement dated July 1, 2005 to provide news reporting services.
NOTE 3 — Related Party Transactions
      The Company has entered into a management agreement with Wisconsin Information Systems, Inc., an Ohio Corporation doing business as Milwaukee Traffic Network (“MTN”) which is owned by certain shareholders of the Company. The Company has historically compensated MTN with an annual fee as determined by the board of directors. Additionally, the management agreement provides MTN the opportunity to earn an incentive bonus if the Company exceeds pre-determined targeted cash flows approved by the board of directors of the Company. For the fiscal years ended June 30, 2005, 2004 and 2003, the Company paid MTN $597, $443 and $338, respectively, pursuant to this management agreement. For the six month periods ended December 31, 2005 and 2004, the Company paid MTN $226 and $220, respectively. The Company plans to terminate the management agreement following the initial public offering of GTN.
      The Company has also entered into note payable agreements with certain shareholders. (see Note 7)
NOTE 4 — Property and Equipment, Net
      Property and equipment, net is as follows as of December 31, 2005 and June 30, 2005 and 2004:

		Years Ended
		June 30,
	December 31,
	2005	2005	2004

	(Unaudited)
Helicopters and fixed wing aircraft	$2,146	$2,169	$764
Recording, broadcasting and studio equipment	1,000	880	450
Furniture and equipment and other	529	481	376
Less: Accumulated depreciation and amortization	1,023	806	490

Property and equipment, net	$2,652	$2,724	$1,100
Plant and equipment held as security under specific loans	$1,925	$637	$700

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of December 31, 2005 and for the six months ended
December 31, 2004 and 2005 is unaudited — (Continued)
NOTE 5 — Accounts Payable and Accrued Expenses
      Accounts payable and accrued expenses consist of the following as of June 30, 2005 and 2004 and December 31, 2005:

		June 30,
	December 31,
	2005	2005	2004

	(Unaudited)
Trade payables	$2,513	$1,575	$990
Accrued payroll expenses	602	559	450
Accrued expenses and other liabilities	207	226	122
Dividends payable	22	45	81

Total	$3,344	$2,405	$1,643

NOTE 6 — Long Term Debt
      Long-term debt consists of the following as of:

		June 30,
	December 31,
	2005	2005	2004

	(Unaudited)
Term loan with bank, bearing variable interest rate of ANZ Mortgage Index rate plus .33% (8% at December 31, 2005), monthly principal and interest payments of $13 secured by all Company assets, matures on June 30, 2008	$379	$470	$567
Financial leases with financing company, bearing fixed interest of 7.67%, 6.99% and 8.16%, monthly principal and interest payments of $2, $2 and $1, secured by automobiles, matures August 25, 2010, April 16, 2008 and matured September 24, 2004	122	58	86
Note payable to bank, bearing fixed interest of 8.43%, monthly principal and interest payments of $12, secured by a Helicopter, matures November 6, 2008	339	406	462
Notes payable to bank bearing fixed interest of 6.97%, Monthly principal and interest payments of $27, secured by 2 helicopters, matures September 6, 2010	1,238	—	—

	2,078	934	1,115
Less current portion	537	295	264

Long term debt less current portion	1,541	639	851

      On April 3, 2005, the Company increased its existing over draft line of credit facility from $1,525 to $2,287 (“new facility”) until September 9, 2005 at which time it reverted to its original amount. Interest on the new facility is variable at the ANZ Mortgage Index rate plus .83% (8.5% at December 31, 2005) and is secured by all Company assets. The new facility contains covenants relating to dividends, liens, indebtedness, capital expenditures and interest coverage and leverage ratios. In connection with the closing of the new facility, the Company utilized $1,372 of the facility to purchase two new helicopters. These

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of December 31, 2005 and for the six months ended
December 31, 2004 and 2005 is unaudited — (Continued)
borrowings of $1,372 are included in bank overdraft on the accompanying balance sheet at June 30, 2005. The new facility expired on December 12, 2005 but has been extended for an additional 90 day period.
      On September 6, 2005, the helicopters were refinanced under $1,372 bank term loans (“Helicopter II Loan”). The Helicopter II Loan has a fixed interest rate of 6.97% with principal and interest payments due under a 60 month amortization schedule and is secured by the two helicopters. As a result of the refinancing, the bank overdraft of $1,281 at June 30, 2005 was paid in full and, based on the rates of exchange on that date, the full $1,525 was available to the Company. The balance of the bank overdraft was $485 at December 31, 2005 and, based on the rates of exchange on that date, $981 was available to the Company.
      The aggregate maturities of long term debt and bank overdraft as of June 30, 2005, (modified for the impact of the Helicopter II Loan) and of long term debt as of December 31, 2005 are as follows (excluding market value adjustments, if any):

	December 31,	June 30,
	2005	2005

	(Unaudited)
Year 1	$537	$479
Year 2	550	542
Year 3	472	567
Year 4	303	332
Year 5	216	295
NOTE 7 — Shareholder Notes Payable
      The Company issued notes payable to shareholders in order to fund the start of operations and later to fund cash needs. These notes were issued between 1998 and 2004. Each note bears interest at 5% and the interest is due upon maturity of the notes as stipulated in the note payable agreements. During the years ended June 30, 2005, 2004, 2003, the Company incurred interest expense of $4, $10 and $19, respectively under shareholder notes payable. For the six month periods ended December 31, 2005 and December 31, 2004, the Company incurred interest expense of $1 and $3, respectively, under shareholder notes payable.
      The balances of notes payable in respect of directors at June 30, 2005, 2004, and at December 31, 2005 was $0, $148 and $0, respectively. The interest expense in respect of notes held by directors during the years ended June 30, 2005, 2004 and 2003 and the six month periods ended December 31, 2005 and 2004 was: $3, $5, $2, $0 and $1, respectively.
      During September 2005, the Company repaid all outstanding shareholder notes payable and the related interest in full.

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of December 31, 2005 and for the six months ended
December 31, 2004 and 2005 is unaudited — (Continued)
NOTE 8 — Income Taxes
      Income tax expense consists of the following for:

		Years Ended June 30,
	Six Months Ended
	December 31, 2005	2005	2004	2003

	(Unaudited)
Current tax provision	$20	$788	$125	$352
Deferred tax benefit (net)	—	(90)	(51)	(4)
Income tax expense	$20	$698	$74	$348
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities on the Company’s balance sheets and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

		Years Ended
	Six Months Ended	June 30,
	December 31,
	2005	2005	2004

	(Unaudited)
Deferred tax assets:
Depreciation	$21	$21	$16
Deferred rent	39	37	19
Capital losses	4	4	4
Accrued expenses and other	113	134	61

Total deferred tax assets	$177	$196	$100

Deferred tax liabilities:
Prepaid expenses	$—	$11	$5

Total deferred tax liabilities	$—	$11	$5

Net deferred tax assets	$177	$185	$95

      The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is:

	Six Months Ended	Years Ended June 30,
	December 31,
	2005	2005	2004	2003

	(Unaudited)
Federal statutory rate (Australia)	30.0%	30.0%	30.0%	30.0%
Permanent differences between book and tax income	9.2	.4	5.9	(.5)

Effective tax rate	39.2%	30.4%	35.9%	29.5%

NOTE 9 — Commitments and Contingencies
      The Company has various non-cancelable, long-term operating leases for their facilities and office equipment. The facility leases have escalation clauses and provisions for payment of taxes, insurance, maintenance and repair expenses. Total rent expense under these leases is recognized ratably over the lease terms.

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of December 31, 2005 and for the six months ended
December 31, 2004 and 2005 is unaudited — (Continued)
      Future minimum payments, by year and in the aggregate, under such non-cancelable operating leases with initial or remaining terms of one year or more, consist of the following as of June 30, 2005 and December 31, 2005:

	December 31,	June 30,
	2005	2005

	(Unaudited)
Year 1	$224	$236
Year 2	218	219
Year 3	224	227
Year 4	233	234
Year 5	229	241
Thereafter	462	591
      Total rent expense charged to operating expenses in the accompanying statements of operations for the fiscal years ending June 30, 2005, 2004, and 2003 was $314, $239 and $116, respectively. Total rent expense charged to operating expenses in the accompanying statements of operations for the six months ended December 31, 2005 and 2004 was $157 and $141, respectively.
      With respect to the Company’s leased office premises, should the Company vacate the premises prior to the expiration of the lease term, the Company will be required to make the following payments to the lessor:

Vacation of premises prior to: September 8, 2006	$114
September 8, 2007	$89
September 8, 2008	$65
September 8, 2009	$41
September 8, 2010	$16
      In November 2005, the Company made a $36 deposit on the purchase of a helicopter. The total purchase price is approximately $665. The Company can cancel the purchase order by forfeiting the deposit. The Company expects to take delivery of the helicopter in March 2006.
NOTE 10 — Quarterly Results of Operations (unaudited)
      The following is a tabulation of the unaudited quarterly results of operations. The quarterly results are presented for the fiscal years ended June 30, 2005 and 2004 and the six months ended December 31, 2005. (Amounts in thousands, except per share data).

	First	Second
	Quarter	Quarter

Fiscal 2006
Net revenues	$4,181	$5,155
Operating (loss) income	(351)	493
Net (loss) income	(273)	304
Net (loss) income per share:
Basic and diluted	$(2.02)	$2.24

THE AUSTRALIA TRAFFIC NETWORK PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)
Information as of December 31, 2005 and for the six months ended
December 31, 2004 and 2005 is unaudited — (Continued)

	First	Second	Third	Fourth	For the
	Quarter	Quarter	Quarter	Quarter	Year

Fiscal 2005
Net revenues	$3,605	$4,237	$3,715	$3,823	$15,380
Operating income	683	1,066	445	183	2,377
Net income	450	730	303	115	1,598
Net income per share:
Basic and diluted	$3.21	$5.29	$2.24	$.85	$11.64
Fiscal 2004
Net revenues	2,304	3,232	2,877	2,741	11,154
Operating income	(16)	516	(131)	(41)	328
Net (loss) income	(21)	334	(115)	(66)	132
Net (loss) income per share:
Basic and diluted	$(.13)	$2.23	$(.79)	$(.45)	$.88
NOTE 11 — Subsequent Events (unaudited)
      On July 1, 2005, the Company entered into a three-year agreement to provide news reporting services to a large broadcaster in Australia and will incur additional expense of approximately $3,500 per year to fulfill the contract.
      On November 9, 2005, the Company jointly (along with GTN and GTN’s wholly-owned subsidiary Global Traffic Canada, Inc. (“GTC”)) guaranteed a $2,000 senior secured note between Canadian Traffic Network, ULC (“CTN”) and a shareholder of GTN that is also a shareholder of the Company. CTN is a wholly owned subsidiary of GTC, and both the Company and GTN are controlled by the same shareholders.
      On December 13, 2005, the Company entered into a Securities Exchange Agreement with GTN and the holders of all of the outstanding shares of the Company pursuant to which GTN will exchange 4,000,000 shares of its common stock and issue $1,400 in promissory notes to the Company’s shareholders for all of the outstanding ordinary shares of the Company, after which the Company will become a wholly-owned subsidiary of GTN. The share exchange will become effective on the effective date of GTN’s initial public offering.
      In January 2006, the Company declared a dividend of $107 to cover the shareholders’ estimated United States tax liability for the calendar year 2005.

SYDNEY MELBOURNE BRISBANE PERTH ADELAIDE

VANCOUVER MONTREAL* CALGARY TORONTO EDMONTON* HAMILTON WINNIPEG*

GTN
GLOBAL TRAFFIC NETWORK

*GTN expects to commence delivering customized traffic reports in these markets in February/March 2006.

Prospectus
March 23, 2006
Global Traffic Network, Inc.
3,800,000 Shares
Common Stock
Dealer Prospectus Delivery Obligation
        Until April 17, 2006 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.